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            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 19, 2004

                                                     REGISTRATION NO. 333-112372
                                                               AND NO. 811-21500

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

                          REGISTRATION STATEMENT UNDER            / /
                           THE SECURITIES ACT OF 1933

                          PRE-EFFECTIVE AMENDMENT NO. 2           /X/

                           POST-EFFECTIVE AMENDMENT NO.           / /

                                       AND

                           REGISTRATION STATEMENT UNDER           / /
                        THE INVESTMENT COMPANY ACT OF 1940

                                  AMENDMENT NO. 2                 /X/

                    JEFFERSON NATIONAL LIFE ANNUITY ACCOUNT K
                           (Exact Name of Registrant)

                    JEFFERSON NATIONAL LIFE INSURANCE COMPANY
                               (Name of Depositor)

                          435 HUDSON STREET, 2ND FLOOR
                            NEW YORK, NEW YORK 10014
              (Address of Depositor's Principal Executive Offices)

                  Depositor's Telephone Number: (866) 667-0561

                     NAME AND ADDRESS OF AGENT FOR SERVICE:

                              CRAIG A. HAWLEY, ESQ.
                          GENERAL COUNSEL AND SECRETARY
                    Jefferson National Life Insurance Company
                     9920 Corporate Campus Drive, Suite 1000
                           Louisville, Kentucky 40223

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Title of Securities Being Registered: Units of interest in the Separate Account under flexible premium variable deferred annuity contracts

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                                     PART A
                                   PROSPECTUS

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                            ADVANTAGE REWARD 2PLUS2
             INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITY CONTRACT

                                   ISSUED BY
                   JEFFERSON NATIONAL LIFE ANNUITY ACCOUNT K
                                      AND
                   JEFFERSON NATIONAL LIFE INSURANCE COMPANY

  This prospectus describes the Advantage Reward 2Plus2 individual flexible premium deferred annuity contract, fixed and variable accounts (Contract) offered by Jefferson National Life Insurance Company (We, Us, Our). This Contract provides for the accumulation of Contract values and subsequent Annuity Payments on a fixed basis, a variable basis or a combination of both.
  This Contract offers lower charges if you consent to Electronic Administration. In order to be eligible for the lower charges, you must consent to our delivering electronically all documents and reports relating to your Contract and the Investment Portfolios. Paper versions of these documents will not be sent. Of course, you can print out any document we make available or transmit to your Online Account, and we encourage you to do so. You may revoke your consent at any time. Revocation will cause the fees on the Contract to increase.
  The Contract has a variety of investment options, which include a Fixed Account, Market Value Adjustment Accounts, and several Sub-accounts that invest in Investment Portfolios listed below. You can put your money in any available Fixed Account, Market Value Adjustment Account or Sub-account. Money you put in a Sub-account is invested exclusively in a single Investment Portfolio. Your investments in the Investment Portfolios are not guaranteed. You could lose your money. Money you direct into the Fixed Account or a Market Value Adjustment Account earns interest at a rate guaranteed by Us.
MANAGED BY 40/86 ADVISORS, INC.
  - 40/86 Series Trust Balanced Portfolio
  - 40/86 Series Trust Equity Portfolio
  - 40/86 Series Trust Fixed Income Portfolio
  - 40/86 Series Trust Focus 20 Portfolio
  - 40/86 Series Trust Government Securities Portfolio
  - 40/86 Series Trust High Yield Portfolio
  - 40/86 Series Trust Money Market Portfolio

A I M VARIABLE INSURANCE FUNDS
MANAGED BY A I M ADVISORS, INC.
  - AIM V.I. Basic Value Fund--Series II shares
  - AIM V.I. High Yield Fund--Series I shares
  - AIM V.I. Mid Cap Core Equity Fund--Series II shares
  - AIM V.I. Real Estate Fund--Series I shares
MANAGED BY A I M ADVISORS, INC.
  SUBADVISOR--INVESCO INSTITUTIONAL (N.A.), INC.
  - INVESCO VIF--Core Equity Fund--Series I shares
  - INVESCO VIF--Financial Services Fund--Series I shares
  - INVESCO VIF--Health Sciences Fund--Series I shares
  - INVESCO VIF--Technology Fund--Series I shares

THE ALGER AMERICAN FUND
MANAGED BY FRED ALGER MANAGEMENT, INC.
  - Alger American Growth Portfolio Class O
  - Alger American Leveraged AllCap Portfolio Class O
  - Alger American MidCap Growth Portfolio Class O
  - Alger American Small Capitalization Portfolio Class O

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
MANAGED BY AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
  - American Century VP Income & Growth Fund
  - American Century VP Inflation Protection Fund
  - American Century VP International Fund
  - American Century VP Value Fund

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. (INITIAL SHARES) MANAGED BY THE DREYFUS CORPORATION

DREYFUS STOCK INDEX FUND (INITIAL SHARES)
MANAGED BY THE DREYFUS CORPORATION AND MELLON EQUITY ASSOCIATES.

DREYFUS VARIABLE INVESTMENT FUND ("DREYFUS VIF") (INITIAL SHARES)
MANAGED BY THE DREYFUS CORPORATION
  - Dreyfus VIF--Disciplined Stock Portfolio
  - Dreyfus VIF--International Value Portfolio

FEDERATED INSURANCE SERIES
MANAGED BY FEDERATED INVESTMENT MANAGEMENT COMPANY
  - Federated Capital Income Fund II
  - Federated High Income Bond Fund II (Primary Shares)
  - Federated International Equity Fund II

JANUS ASPEN SERIES (INSTITUTIONAL SHARES)
MANAGED BY JANUS CAPITAL MANAGEMENT LLC
  - Janus Aspen Growth Portfolio
  - Janus Aspen Mid Cap Growth Portfolio
  - Janus Aspen Growth and Income Portfolio
  - Janus Aspen International Growth Portfolio
  - Janus Aspen Worldwide Growth Portfolio

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  THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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LAZARD RETIREMENT SERIES, INC.
MANAGED BY LAZARD ASSET MANAGEMENT LLC
  - Lazard Retirement Emerging Markets Portfolio
  - Lazard Retirement Equity Portfolio
  - Lazard Retirement International Equity Portfolio
  - Lazard Retirement Small Cap Portfolio

LORD ABBETT SERIES FUND, INC.
MANAGED BY LORD, ABBETT & CO. LLC
  - America's Value Portfolio
  - Growth and Income Portfolio

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
MANAGED BY NEUBERGER BERMAN MANAGEMENT, INC.
  - Neuberger Berman AMT Fasciano Portfolio (Class S)
  - Neuberger Berman AMT International Portfolio (Class S)
  - Neuberger Berman AMT Limited Maturity Bond Portfolio
  - Neuberger Berman AMT Mid-Cap Growth Portfolio
  - Neuberger Berman AMT Partners Portfolio
  - Neuberger Berman AMT Regency Portfolio
  - Neuberger Berman AMT Socially Responsive Portfolio

PIMCO VARIABLE INSURANCE TRUST
MANAGED BY PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
  - PIMCO VIT Money Market Portfolio
  - PIMCO VIT Real Return Portfolio
  - PIMCO VIT Short-Term Portfolio
  - PIMCO VIT Total Return Fund

PIONEER VARIABLE CONTRACTS TRUST (CLASS II SHARES)
MANAGED BY PIONEER INVESTMENT MANAGEMENT, INC.
  - Pioneer Equity Income VCT II Portfolio
  - Pioneer Europe VCT II Portfolio
  - Pioneer Fund VCT II Portfolio

ROYCE CAPITAL FUND
MANAGED BY ROYCE & ASSOCIATES, LLC
  - Royce Micro-Cap Portfolio
  - Royce Small-Cap Portfolio

RYDEX VARIABLE TRUST
MANAGED BY RYDEX GLOBAL ADVISORS
  - Rydex Arktos Fund
  - Rydex Banking Fund
  - Rydex Basic Materials Fund
  - Rydex Biotechnology Fund
  - Rydex Consumer Products Fund
  - Rydex Electronics Fund
  - Rydex Energy Fund
  - Rydex Energy Services Fund
  - Rydex Financial Services Fund
  - Rydex Health Care Fund
  - Rydex Internet Fund
  - Rydex Inverse Dynamic Dow 30 Fund
  - Rydex Inverse Mid-Cap Fund
  - Rydex Inverse Small-Cap Fund
  - Rydex Juno Fund
  - Rydex Large-Cap Europe Fund
  - Rydex Large-Cap Japan Fund
  - Rydex Large-Cap Growth Fund
  - Rydex Large-Cap Value Fund
  - Rydex Leisure Fund
  - Rydex Long Dynamic Dow 30 Fund
  - Rydex Medius Fund
  - Rydex Mekros Fund
  - Rydex Mid-Cap Growth Fund
  - Rydex Mid-Cap Value Fund
  - Rydex Nova Fund
  - Rydex OTC Fund
  - Rydex Precious Metals Fund
  - Rydex Real Estate Sector Fund
  - Rydex Retailing Fund
  - Rydex Sector Rotation Fund
  - Rydex Small-Cap Growth Fund
  - Rydex Small-Cap Value Fund
  - Rydex Technology Fund
  - Rydex Telecommunications Fund
  - Rydex Titan 500 Fund
  - Rydex Transportation Fund
  - Rydex Ursa Fund
  - Rydex U.S. Government Bond Fund
  - Rydex U.S. Government Money Market Fund
  - Rydex Utilities Fund
  - Rydex Velocity 100 Fund

SALOMON BROTHERS VARIABLE SERIES FUNDS INC
MANAGED BY SALOMON BROTHERS ASSET MANAGEMENT INC
  - Salomon Brothers Variable All Cap Fund
  - Salomon Brothers Variable Large Cap Growth Fund
  - Salomon Brothers Variable Strategic Bond Fund
  - Salomon Brothers Variable Total Return Fund

SELIGMAN PORTFOLIOS, INC.
MANAGED BY J. & W. SELIGMAN & CO. INCORPORATED
  - Seligman Communications and Information Portfolio
  - Seligman Global Technology Portfolio

STRONG OPPORTUNITY FUND II, INC.
ADVISED BY STRONG CAPITAL MANAGEMENT, INC.
  - Strong Opportunity Fund II

STRONG VARIABLE INSURANCE FUNDS, INC.
ADVISED BY STRONG CAPITAL MANAGEMENT, INC.
  - Strong Mid Cap Growth Fund II

THIRD AVENUE VARIABLE SERIES TRUST
MANAGED BY THIRD AVENUE MANAGEMENT LLC.
  - Third Avenue Value Portfolio

VAN ECK WORLDWIDE INSURANCE TRUST
MANAGED BY VAN ECK ASSOCIATES CORPORATION
  - Van Eck Worldwide Absolute Return Fund
  - Van Eck Worldwide Bond Fund
  - Van Eck Worldwide Emerging Markets Fund
  - Van Eck Worldwide Hard Assets Fund
  - Van Eck Worldwide Real Estate Fund

VARIABLE INSURANCE FUNDS
MANAGED BY CHOICE INVESTMENT MANAGEMENT, LLC
  - Choice VIT Market Neutral Fund

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  Please read this prospectus before investing. You should keep it for future reference. It contains important information about the Contract.

  To learn more about the Contract, you can obtain a copy of Our Statement of Additional Information (SAI) dated May 3, 2004. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The SEC has a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The SAI's Table of Contents is at the end of this prospectus. A free copy of the SAI is available through your Online Account if you consent to Electronic Administration. If you have not consented to Electronic Administration, you can obtain a copy of the SAI either through your Online Account, by calling Us at (866) 667-0561 or writing Us at Our administrative office:

   - Address for correspondence sent via U.S. Mail: P.O. Box 36840, Louisville, Kentucky 40233;

   - Address for correspondence sent via courier or overnight mail: 9920 Corporate Campus Drive, Suite 1000, Louisville, KY 40233.

  THE CONTRACTS:

   - ARE NOT BANK DEPOSITS

   - ARE NOT FEDERALLY INSURED

   - ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY

   - ARE NOT GUARANTEED AND MAY BE SUBJECT TO LOSS OF PRINCIPAL

May 3, 2004

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TABLE OF CONTENTS


                                                                            PAGE
DEFINITIONS OF SPECIAL TERMS..............................................    6
HIGHLIGHTS................................................................    8
FEE TABLE.................................................................   10
THE COMPANY...............................................................   13
THE ADVANTAGE REWARD 2PLUS2 ANNUITY CONTRACT..............................   13
  Free Look...............................................................   13
  Ownership...............................................................   13
  Beneficiary.............................................................   14
  Assignment..............................................................   14
ELECTRONIC ADMINISTRATION OF YOUR CONTRACT................................   14
  Security of Electronic Communications with Us...........................   15
  Confirmation and Statements.............................................   15
NON-ELECTRONIC ADMINISTRATION OF YOUR CONTRACT............................   15
PURCHASE..................................................................   16
  Purchase Payments.......................................................   16
  Allocation of Purchase Payments.........................................   16
  Contract Enhancements...................................................   16
INVESTMENT OPTIONS........................................................   16
  Investment Portfolios...................................................   16
  The Fixed Account.......................................................   17
  The Market Value Adjustment Account.....................................   17
  The General Account.....................................................   17
  Voting Rights...........................................................   18
  Substitution............................................................   18
  Transfers...............................................................   18
  Excessive Trading Limits................................................   18
  Dollar Cost Averaging Program...........................................   19
  Rebalancing Program.....................................................   19
  Asset Allocation Program................................................   20
  Interest Sweep Program..................................................   20
EXPENSES..................................................................   20
  Insurance Charges.......................................................   20
  Contract Maintenance Charge.............................................   21
  Contingent Deferred Sales Charge........................................   21
  Waiver of Contingent Deferred Sales Charge..............................   22
  Reduction or Elimination of the Contingent Deferred Sales Charge........   22
  Investment Portfolio Expenses...........................................   22
  Transfer Fee............................................................   23
  Earnings Protection Benefit.............................................   23
  Guaranteed Minimum Withdrawal Benefit...................................   23
  Premium Taxes...........................................................   23
  Income Taxes............................................................   23
CONTRACT VALUE............................................................   23
  Accumulation Units......................................................   23


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
ACCESS TO YOUR MONEY......................................................   24
  Optional Guaranteed Minimum Withdrawal Benefit..........................   24
  Systematic Withdrawal Program...........................................   25
  Suspension of Payments or Transfers.....................................   25
DEATH BENEFIT.............................................................   25
  Upon Your Death During the Accumulation Period..........................   25
  Death Benefit Amount During the Accumulation Period.....................   26
  Optional Guaranteed Minimum Death Benefit...............................   26
  Optional Earnings Protection Benefit (EPB)..............................   26
  Payment of the Death Benefit During the Accumulation Period.............   27
  Death of Contract Owner During the Annuity Period.......................   28
  Death of Annuitant......................................................   28
ANNUITY PAYMENTS (THE ANNUITY PERIOD).....................................   28
  Annuity Payment Amount..................................................   28
  Optional Guaranteed Minimum Income Benefit (GMIB).......................   29
  Annuity Options.........................................................   30
TAXES.....................................................................   30
  Annuity Contracts in General............................................   30
  Tax Status of the Contracts.............................................   30
  Taxation of Non-Qualified Contracts.....................................   31
  Taxation of Qualified Contracts.........................................   32
  Possible Tax Law Changes................................................   33
OTHER INFORMATION.........................................................   33
  Legal Proceedings.......................................................   33
  The Separate Account....................................................   33
  Distributor.............................................................   34
  Financial Statements....................................................   34
  Independent Auditors....................................................   34
APPENDIX A--MORE INFORMATION ABOUT THE INVESTMENT PORTFOLIOS..............   35
APPENDIX B--EARNINGS PROTECTION BENEFIT RIDER EXAMPLES....................   52
APPENDIX C--GUARANTEED MINIMUM WITHDRAWAL BENEFIT EXAMPLES................   54
APPENDIX D--CONTRACT ENHANCEMENT EXAMPLES.................................   55
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION..............   56


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DEFINITIONS OF SPECIAL TERMS

  Because of the complex nature of the Contract, We have used certain words or terms in this prospectus, which may need additional explanation. We have identified the following as some of these words or terms.

  ACCUMULATION PERIOD: The period during which you invest money in your Contract.

  ACCUMULATION UNIT: A measurement We use to calculate the value of the variable portion of your Contract during the Accumulation Period.

  ADJUSTED PARTIAL WITHDRAWAL: Adjusted partial withdrawal means the amount of the partial withdrawal (including the applicable Contingent Deferred Sales Charges and premium taxes); multiplied by the Death Benefit Amount just before the partial withdrawal; and divided by the Contract Value just before the partial withdrawal.

  ANNUITANT(S): The person(s) on whose life (lives), We base Annuity Payments.

  ANNUITY DATE: The date on which Annuity Payments are to begin, as selected by you.

  ANNUITY OPTION(S): Income plans which can be elected to provide periodic Annuity Payments beginning on the Annuity Date.

  ANNUITY PAYMENTS: Periodic income payments provided under the terms of one of the Annuity Options.

  ANNUITY PERIOD: The period during which We make income payments to you.

  ANNUITY UNIT: A measurement We use to calculate the amount of Annuity Payments you receive from the variable portion of your Contract during the Income Phase.

  BENEFICIARY: The person designated to receive any benefits under the Contract if you or the Annuitant dies.

  BUSINESS DAY: Generally, any day on which the New York Stock Exchange ("NYSE") is open for trading. Our Business Day ends at 4:00 PM Eastern Time or the closing of regular trading on the NYSE, if earlier.

  COMPANY: Jefferson National Life Insurance Company, also referred to as Jefferson National, We, Us, and Our.

  CONTINGENT DEFERRED SALES CHARGE: The Contingent Deferred Sales Charge is the charge that may be applied if Purchase Payments are withdrawn from the Contract during a certain period of time after they are made.


  CONTRACT: The Advantage Reward 2Plus2 individual flexible premium deferred annuity Contract, which provides fixed and variable Investment Options offered by the Company.


  CONTRACT ANNIVERSARY: The anniversary of the day you purchased the Contract.

  CONTRACT ENHANCEMENT: The Contract Enhancement is an additional amount added to your Contract. If you are in the Accumulation Period, we contribute the Contract Enhancement on the 7th and 8th anniversary of the date a Purchase Payment is made subject to certain rules and conditions. If you are in the Annuity Period, we increase your future Annuity Payments, subject to certain rules and conditions. Contract Enhancements are considered earnings under the Contract.

  CONTRACT ENHANCEMENT DATES: If the Contract is in the Accumulation Period, the Contract Enhancement Dates will be the 7th and 8th anniversaries of the date Purchase Payments are applied. If the Contract is in the Annuity Period, the Contract Enhancement Dates are the 7th and 8th Contract Anniversary.


  CONTRACT ENHANCEMENT VALUE: The portion of the Contract Value attributable to a Purchase Payment on that Purchase Payment's Contract Enhancement Date. The Contract Enhancement Value is adjusted for gains, losses, withdrawals, fees or charges.


  CONTRACT VALUE: Your Contract Value is the sum of amounts held under your Contract in the various Sub-accounts of the Separate Account and the Fixed Account and the Market Value Adjustment Accounts. The Contract Value may not be the value available for withdrawal, surrender or annuitization.

  DEATH BENEFIT AMOUNT: The Death Benefit Amount is the amount payable to the Beneficiary upon the death of the Owner or for a Contract owned by a non-natural person the death of the Annuitant. The Death Benefit Amount includes any amounts payable in excess of the Contract Value under the terms of the standard death benefit provision, any optional Guaranteed Minimum Death Benefit Rider, and the optional Earnings Protection Benefit.


  FIXED ACCOUNT: The Fixed Account is an investment option which invests in general account of the Company and offers an interest rate that is guaranteed by Us to be no less than the minimum rate prescribed by the applicable state law.



  INVESTMENT ALLOCATIONS OF RECORD: The Investment Allocations of Record specify what percentage of each Purchase Payment is directed to the Fixed Account (if available), the Market Value Adjustment Account (if available) and the Investment Portfolios you select. You initially establish your initial Investment Allocations of Record at the time you apply for the Contract. The Investment Allocations of Record can be changed through your Online Account or by notifying us in writing if you have not elected Electronic Administration. Any change in Investment Allocations of Record will apply to Purchase Payments received after the change of Investment Allocations of Record is processed.


  INVESTMENT OPTIONS: The investment choices available to Owners. These choices include the Sub-accounts of the

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Separate Account, the Market Value Adjustment Accounts and the Fixed Account.

  INVESTMENT PORTFOLIOS: The variable investment options available under the Contract. Each Sub-account has its own investment objective and is invested in the underlying Investment Portfolio.

  JOINT OWNER: The individual who co-owns the Contract with another person. Joint Owners must be the spouses (except in those states where this restriction is not allowed).


  MARKET VALUE ADJUSTMENT ACCOUNT(S): The Market Value Adjustment Account(s) is(are) an investment option which invests in the general account of the Company and offers an interest rate that is guaranteed for a specified period to be no less than the minimum rate prescribed by the applicable state law. However, if amounts are withdrawn or transferred from the Market Value Adjustment Account prior to the end of the specified guarantee period, an adjustment may be made to the amount withdrawn or transferred. The adjustment may be positive or negative.


  NON-QUALIFIED (CONTRACT): A Contract purchased with after-tax dollars. In general, these Contracts are not issued in conjunction with any pension plan, specially sponsored program or individual retirement account ("IRA").

  ONLINE ACCOUNT: A personal password protected account on Our Website through which you can obtain information and communications regarding the Contract, the Investment Portfolios and the Company.

  OWNER: You, the purchaser of the Contract are the Owner.

  PURCHASE PAYMENT: The money you give Us to buy the Contract, as well as any additional money you give Us to invest in the Contract after you own it.

  QUALIFIED (CONTRACT): A Contract purchased with pretax dollars. These Contracts are generally purchased under a pension plan, specially sponsored program or IRA.


  SEPARATE ACCOUNT: Jefferson National Life Annuity Account K of Jefferson National Life Insurance Company. The Sub-accounts of the Separate Account invest in the Investment Portfolios.



  SUB-ACCOUNT: A segment within the Separate Account which invests in a single Investment Portfolio.


  TAX DEFERRAL: Benefit provided by the Contract under which earnings and appreciation on the Purchase Payments in your Contract are not taxed until you take them out of the Contract either in the form of a withdrawal, income payments or the payment of a death benefit.

  WEBSITE: WWW.JEFFNAT.COM, which is the website of Jefferson National Life Insurance Company. You may obtain information about your Contract and request transactions through the Website.

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HIGHLIGHTS

  The variable annuity Contract that We are offering is a contract between you (the Owner) and Us. The Contract provides a way for you to invest on a tax-deferred basis in the Sub-accounts of Jefferson National Life Annuity Account K (Separate Account) the Market Value Adjustment Accounts, and the Fixed Account. The Fixed Account and the Market Value Adjustment Accounts may not be available in your state. The Contract is intended to be used to accumulate money for retirement or other long-term tax-deferred investment purposes.

  This Contract offers Electronic Administration. Electronic Administration will result in lower fees under the Contract. With Electronic Administration, you must consent to our delivering electronically all documents and reports relating to your Contract and the Investment Portfolios. Paper versions of these documents will not be sent. You may revoke your consent to Electronic Administration at any time. In most states, revocation will cause the fees on the Contract to increase.

  The Contract includes a standard minimum death benefit that is guaranteed by Us. This benefit is described in detail under the heading "Standard Death Benefit During the Accumulation Period."

  The Contract offers, for an additional charge, a Guaranteed Minimum Withdrawal Benefit. Subject to certain limitations, this benefit allows you to make withdrawals from your Contract irrespective of the value of your Contract. This benefit is described in more detail under the heading "Optional Guaranteed Minimum Withdrawal Benefit."

  The Contract also offers a choice of two Guaranteed Minimum Death Benefit options. These benefits are guaranteed by Us. There is an additional charge for these options. These options may not be available in your state. This benefit is described in detail under the heading "Optional Guaranteed Minimum Death Benefits."

  We offer, for an additional charge, a Guaranteed Minimum Income Benefit option. If you elect the Guaranteed Minimum Income Benefit option, you must also elect one of the Guaranteed Minimum Death Benefit options. If you elect this option, We guarantee that a minimum dollar amount will be applied to your Annuity Option, irrespective of your Contract Value, on your Annuity Date. This optional benefit may not be available in your state. This benefit is described in more detail under the heading "Optional Guaranteed Minimum Income Benefit."

  We also offer, for an additional charge, an Earnings Protection Benefit ("EPB") option. The EPB option is designed to help your Beneficiary defray federal and state taxes that may apply to the death benefit paid from the Contract. The EPB option is not available for Qualified Contracts and may not be available in your state. This benefit is described in more detail under the heading "Earnings Protection Benefit."

  All deferred annuity contracts, like the Contract, have two periods: the Accumulation Period and the Annuity Period. During the Accumulation Period, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you make a withdrawal.

  If you make a withdrawal during the Accumulation Period, We may assess a Contingent Deferred Sales Charge of up to 7% of each Purchase Payment withdrawn. The Annuity Period occurs when you begin receiving regular Annuity Payments from your Contract.

  You can choose to receive Annuity Payments on a variable basis, on a fixed basis or a combination of both. If you choose variable payments, the amount of the variable Annuity Payments will depend upon the investment performance of the Investment Portfolios you select for the Annuity Period. If you choose fixed payments, the amount of the fixed Annuity Payments are constant for the entire Annuity Period.

  CONTRACT ENHANCEMENT. This Contract also offers a Contract Enhancement feature, which adds a Contract Enhancement to the Contract on specific Contract Enhancement Dates provided that the applicable Purchase Payment has not been fully withdrawn, the Contract has not been surrendered and no death benefit has been paid. If you are in the Accumulation Period, the Contract Enhancement is equal to 2% of the Contract Enhancement Value on the Contract Enhancement Date. If you are in the Annuity Period, the Contract Enhancement is applied by increasing future Annuity Payments by 2%. This benefit is described in more detail under the heading "Contract Enhancements."

  FREE LOOK. If you cancel the Contract within 10 days after receiving it (or whatever longer time period is required in your state), We will cancel the Contract without assessing a contingent deferred sales charge. You will receive whatever your Contract is worth on the day We receive your request for cancellation. This may be more or less than your original payment. We will return your original payment if required by law.

  TAX PENALTY. In general, your earnings are not taxed until you take money out of your Contract. If you are younger than age 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the amount treated as income. For Non-qualified Contracts, Annuity Payments during the Annuity Period are considered partly a return of your original investment and partly a distribution of earnings. The part of each payment that is a return of your investment is not taxable as income. Once you have recovered the full amount of your investment, however, the entire amount of your Annuity Payment will be taxable income to you Generally, for Qualified Contracts, your entire Annuity Payment is taxable income.

  INQUIRIES. If you need more information, please visit Our Website (www.jeffnat.com) or contact Us at:

  Jefferson National Life Insurance Company
  P.O. Box 36840
  Louisville, Kentucky 40223
  (866) 667-0561

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JEFFERSON NATIONAL LIFE INSURANCE COMPANY OFFERS SEVERAL DIFFERENT VARIABLE
ANNUITY PRODUCTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. EACH PRODUCT MAY PROVIDE DIFFERENT FEATURES AND BENEFITS OFFERED AT DIFFERENT FEES, CHARGES AND EXPENSES. WE ALSO OFFER PRODUCTS THAT DO NOT OFFER A BONUS PROGRAM. CONTRACTS WITHOUT A BONUS PROGRAM MAY HAVE LOWER EXPENSES INCLUDING BUT NOT LIMITED TO A SHORTER SURRENDER CHARGE SCHEDULE THAT MAY HAVE LOWER PERCENTAGES IN CERTAIN YEARS. WHEN WORKING WITH YOUR FINANCIAL ADVISER TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS YOU SHOULD CONSIDER, AMONG OTHER THINGS WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PRODUCT TO HELP YOU MEET YOUR LONG-TERM FINANCIAL GOALS.

                                                                               9
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FEE TABLE

  The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time you buy the Contract, surrender the Contract, or transfer amounts between Investment Options. State premium taxes may also be deducted.

OWNER TRANSACTION EXPENSES

MAXIMUM CONTINGENT DEFERRED SALES CHARGE
(as a percentage of Purchase Payments
withdrawn)(1)...........................  7%
TRANSFER FEE(2).........................  You may make up to 12 transfers each
                                          Contract year without charge.
                                          Thereafter, We may charge a fee of $25
                                          per transfer.

  The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Investment Portfolios' fees and expenses.

                                                                             CURRENT CHARGE             MAXIMUM CHARGE
CONTRACT MAINTENANCE CHARGE(3)........................................  $35 per Contract per year  $60 per Contract per year
SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average Sub-account value)
Mortality and Expense Risk and Administrative Charges, if you consent
to Electronic Administration..........................................            1.73%                      1.95%
Mortality and Expense Risk and Administrative Charges, if you do not
consent to Electronic Administration..................................            1.80%                      2.00%
MAXIMUM SEPARATE ACCOUNT ANNUAL EXPENSES
(without optional riders).............................................            1.80%                      2.00%
OPTIONAL GUARANTEED MINIMUM WITHDRAWAL BENEFIT (GMWB) RIDER
(as a percentage of average Sub-account value)
            2 YEAR WAITING PERIOD.....................................            0.50%                      0.75%
            5 YEAR WAITING PERIOD.....................................            0.35%                      0.50%

                                                                      ISSUED BEFORE  ISSUED AGE 70  ISSUED BEFORE  ISSUED AGE 70
                                                                         AGE 70        AND ABOVE       AGE 70        AND ABOVE
GUARANTEED MINIMUM DEATH BENEFIT (GMDB) OPTION 1 RIDER
(as a percentage of average Sub-account value)......................    0.35%          0.45%          0.50%          0.60%
GUARANTEED MINIMUM DEATH BENEFIT (GMDB) OPTION 2 RIDER
(as a percentage of average Sub-account value)......................    0.55%          0.70%          0.80%          1.00%
GUARANTEED MINIMUM DEATH BENEFIT (GMDB) OPTION 1 AND
OPTIONAL GUARANTEED MINIMUM INCOME BENEFIT (GMIB) RIDERS
(as a percentage of average Sub-account value)(4)...................    0.65%          0.85%          1.00%          1.20%
GUARANTEED MINIMUM DEATH BENEFIT (GMDB) OPTION 2 AND
OPTIONAL GUARANTEED MINIMUM INCOME BENEFIT (GMIB) RIDERS
(as a percentage of average Sub-account value)(4)...................    0.85%          1.10%          1.30%          1.60%

EARNINGS PROTECTION BENEFIT RIDER
            BASE BENEFIT
            (as a percentage of Contract Value as of
            each Contract Anniversary)................................            0.25%                      0.25%
            OPTIONAL BENEFIT
            (as a percentage of Contract Value as of
            the Contract Anniversary for each 1%
            of optional coverage elected).............................            0.01%                      0.02%

10
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
                                                                             CURRENT CHARGE                MAXIMUM CHARGE
                                                                      ISSUED BEFORE  ISSUED AGE 70  ISSUED BEFORE  ISSUED AGE 70
                                                                         AGE 70        AND ABOVE       AGE 70        AND ABOVE
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES
(assuming Guaranteed Minimum Withdrawal Benefit (With 2 Year Waiting
Period), Guaranteed Minimum Death Benefit Option 2, Guaranteed
Minimum Income Benefit and only the Base Benefit under the Earnings
Protection Benefit rider)...........................................    3.40%          3.65%          4.30%          4.60%


  The next item shows the minimum and maximum total operating expenses charged by the Investment Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each Investment Portfolio's fees and expenses is contained in the prospectus for each Investment Portfolio.

                                                          MINIMUM       MAXIMUM
TOTAL INVESTMENT PORTFOLIO OPERATING EXPENSES
(expenses that are deducted from Investment Portfolio
assets, including management fees, distribution and/or
service (12b-1) fees, and other expenses)(5)..........     0.26%         15.04%


(1) The contingent deferred sales charge, which applies separately to each Purchase Payment, decreases to zero over time in accordance with the following schedule:

      NUMBER OF CONTRACT YEARS FROM             CONTINGENT DEFERRED
      RECEIPT OF PURCHASE PAYMENT               SALES CHARGE PERCENT
      --------------------------------------------------------------
      0-1.....................................           7%
      2.......................................           6%
      3.......................................           5%
      4.......................................           4%
      5 and more..............................           0%
      --------------------------------------------------------------


     Subject to any applicable limitations, each Contract year, you can take money out of your Contract without a contingent deferred sales charge. The amount of money you can withdraw without a contingent deferred sales charge is the greater of: (i) 10% of the value of your Contract (on a non-cumulative basis); (ii) the IRS minimum distribution requirement for your Contract if issued in connection with certain Individual Retirement Annuities or Qualified Plans; or (iii) the total of your Purchase Payments that have been in the Contract more than 4 complete years.
(2) Transfers made for the Dollar Cost Averaging, Sweep or Rebalancing Programs and transfers made at the end of the free look period do not count toward the 12 transfers per Contract year limit. All reallocations made on the same day count as one transfer.
(3) Jefferson National will not charge the Contract Maintenance Charge if the value of your Contract is $75,000 or more.
(4) You can purchase a Guaranteed Minimum Income Benefit rider only if you purchase either Guaranteed Minimum Death Benefit Option 1 rider or Guaranteed Minimum Death Benefit Option 2 rider.
(5) The minimum and maximum total Investment Portfolio Operating Expenses may be affected by voluntary or contractual waivers or expense reimbursements. These waivers and expense reimbursements will reduce the actual Total Portfolio Operating Expenses for the affected Investment Portfolios. Please refer to the underlying Investment Portfolio prospectuses for details about the specifc expenses of each Investment Portfolio.

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EXAMPLES OF FEES AND EXPENSES

  This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Owner transaction expenses, Contract fees, Separate Account annual expenses, and Investment Portfolio fees and expenses.

  The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Investment Portfolios. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

  (1) If you surrender your Contract at the end of the applicable time period and have not purchased any riders:

            1 YEAR           3 YEARS          5 YEARS         10 YEARS
            $2,353           $5,009           $6,727           $10,249

  (2) If you annuitize at the end of the applicable time period and have not purchased any riders (except under certain circumstances):

            1 YEAR           3 YEARS          5 YEARS         10 YEARS
            $2,353           $5,009           $6,727           $10,249

  (3) If you do not surrender your Contract and have not purchased any riders:

            1 YEAR           3 YEARS          5 YEARS         10 YEARS
            $1,714           $4,543           $6,727           $10,249

  (4) If you surrender your Contract at the end of the applicable time period and have purchased Guaranteed Minimum Withdrawal Benefit (with 2 Year Waiting Period), Guaranteed Minimum Death Benefit Option 2, Guaranteed Minimum Income Benefit and Earnings Protection Benefit (Base Benefit only) riders with a maximum charge of 4.60%:

            1 YEAR           3 YEARS          5 YEARS         10 YEARS
            $2,614           $5,561           $7,359           $10,674


  (5) If you annuitize at the end of the applicable time period and have purchased Guaranteed Minimum Withdrawal Benefit (with 2 Year Waiting Period), Guaranteed Minimum Death Benefit Option 2, Guaranteed Minimum Income Benefit and Earnings Protection Benefit (Base Benefit only) riders with a maximum charge of 4.60% (except under certain circumstances):


            1 YEAR           3 YEARS          5 YEARS         10 YEARS
            $2,614           $5,561           $7,359           $10,674


  (6) If you do not surrender your Contract and have purchased Guaranteed Minimum Withdrawal Benefit (with 2 Year Waiting Period), Guaranteed Minimum Death Benefit Option 2, Guaranteed Minimum Income Benefit and Earnings Protection Benefit (Base Benefit only) riders with a maximum charge of 4.60%:


            1 YEAR           3 YEARS          5 YEARS         10 YEARS
            $1,974           $5,092           $7,359           $10,674

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THE COMPANY

  Jefferson National Life Insurance Company (Jefferson National) was originally organized in 1937. Prior to May 1, 2003, Jefferson National was known as Conseco Variable Insurance Company and prior to October 7, 1998, We were known as Great American Reserve Insurance Company.

  We are principally engaged in the life insurance business in 49 states and the District of Columbia. We are a stock company organized under the laws of the state of Texas and are an indirect wholly-owned subsidiary of Inviva, Inc.

  The obligations under the Contracts are obligations of Jefferson National Life Insurance Company.

THE ADVANTAGE REWARD 2PLUS2 ANNUITY CONTRACT

  This prospectus describes the variable annuity Contract We are offering. An annuity is a contract between you (the Owner) and the Company. Until you decide to begin receiving Annuity Payments, your Contract is in the ACCUMULATION PERIOD. Once you begin receiving Annuity Payments, your Contract is in the ANNUITY PERIOD.

  The Contract can provide certain benefits from TAX DEFERRAL. Tax Deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract.

  The Contracts may be issued in conjunction with certain plans qualifying for special income tax treatment under the Code. You should be aware that this annuity will fund a retirement plan that already provides tax deferral under the Code. In such situations, the tax deferral of the annuity does not provide additional benefits. In addition, you should be aware that there are fees and charges in an annuity that may not be included in other types of investments, which may be more or less costly. However, the fees and charges under the Contract are also designed to provide for certain payment guarantees and features other than tax deferral that may not be available through other investments. These features are explained in detail in this prospectus. You should consult with your tax or legal adviser to determine if the Contract is suitable for your tax qualified plan.

  The Contract is called a variable annuity because you can choose to invest in the Investment Portfolios through the Sub-accounts of the Separate Account, and depending upon market conditions, you can make or lose money in any of these Investment Portfolios. If you select the variable annuity portion of the Contract, the amount of money you are able to accumulate in your Contract during the Accumulation Period depends upon the investment performance of the Investment Portfolio(s) you select. The amount of the Annuity Payments you receive during the Annuity Period from the variable annuity portion of the Contract also depends upon the investment performance of the Investment Portfolios you select for the Annuity Period.


  In certain states, the Contract may also offer a Fixed Account and a Market Value Adjustment Account. The Fixed Account and the Market Value Adjustment Accounts are part of the general account assets of the Company. Interest is credited at a rate that is guaranteed by Us to be no less than the minimum rate prescribed in your Contract. If you withdraw or transfers from the Market Value Adjustment Accounts before the end of a guarantee period, We will apply an adjustment to the amount. The Fixed Account and Market Value Adjustment Accounts are only available for investment during the Accumulation Period.


  You can choose to receive Annuity Payments on a variable basis, fixed basis or a combination of both. If you choose variable payments, the amount of the Annuity Payments you receive will depend upon the investment performance of the Investment Portfolio(s) you select for the Annuity Period. If you elect to receive payments on a fixed basis, the payments you receive will remain level for the period of time selected.

FREE LOOK

  If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or whatever longer time period is required in your state). We call this the Free Look Period. When you cancel the Contract within this time period, We will not assess a Contingent Deferred Sales Charge. However, Our Insurance Charges, Investment Portfolio Operating Expenses and optional rider fees will have been deducted. On the day We receive your request at Our administrative office, We will return the value of your Contract. In some states, We may be required to refund your Purchase Payment. If you have purchased the Contract as an IRA, We are required to return your Purchase Payment if you decide to cancel your Contract within 10 days after receiving it (or whatever longer period is required in your state).

OWNERSHIP


  OWNER. You, as the Owner of the Contract, have all the rights under the Contract. The Owner is as designated at the time the Contract is issued, unless changed. You can change the Owner at any time. A change will automatically revoke any prior Owner designation. You must notify Us in writing of a change of Owner.


  A CHANGE OF OWNER MAY BE A TAXABLE EVENT.

  JOINT OWNER. The Non-Qualified Contract can be owned by Joint Owners. Any Joint Owner must be the spouse of the other Owner (except if state law does not permit this restriction). Upon the death of either Joint Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation on record at the

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time of death will be treated as a contingent Beneficiary unless you have previously notified Us in writing otherwise.

BENEFICIARY

  The Beneficiary is the person(s) or entity you name to receive any Death Benefit Amount. The Beneficiary is named at the time the Contract is issued. If no Beneficiary is designated, your estate will be the Beneficiary. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before you die. We will not be liable for any payment or other action We take in accordance with the Contract before We receive notice of the change of Beneficiary.

ASSIGNMENT

  Subject to applicable law, you can assign the Contract at any time during your lifetime. We will not be bound by the assignment until We receive the written notice of the assignment. We will not be liable for any payment or other action We take in accordance with the Contract before We receive notice of the assignment.

  If the Contract is a Qualified Contract, there are limitations on your ability to assign the Contract.

  AN ASSIGNMENT MAY BE A TAXABLE EVENT.

ELECTRONIC ADMINISTRATION OF YOUR CONTRACT

  This Contract is designed to be administered electronically ("Electronic Administration"). You can access documents relating to the Contract and the Investment Portfolios online. If you consent to Electronic Administration, you have no right, to receive paper documents relating to your Contract from Us via U.S. Mail. You may obtain paper copies of documents related to your Contract by printing them from your computer.

  If you elect Electronic Administration, you must have Internet access so that you can view your Online Account and access all documents relating to the Contract and the Investment Portfolios. You should not elect Electronic Adminstration if you do not have Internet access. You should regularly check your Online Account, as you will have no other guaranteed means of knowing that information has been delivered to your Online Account. We may, from time to time, notify you by e-mail that we have delivered documents. However, this is no substitute for regularly checking your Online Account.


  You may, however, elect to have documents related to your Contract also delivered via U.S. Mail to your address of record by withdrawing your consent to Electronic Administrataion. However, if you withdraw your consent to Electronic Administration, your expenses under the Contract will increase. (Refer to the Fee Table and the Insurance Charges in the Expenses section of this prospectus for more information about these fees.) After your withdrawal of consent becomes effective, you will receive documents via U.S. Mail. We may also continue to send documents to your Online Account. After you have withdrawn your consent to Electronic Administration, you may notify Us that you again consent to Electronic Administration. If you consent to Electronic Administration, your expenses under the Contract will decrease. (Refer to the Expenses section of this prospectus for more information.) In certain states, there is no difference between the expenses for Contracts with Electronic Administration and that Contracts without Electronic Adminstration. Consult your Contract for details.



  Current prospectuses and all required reports for the Contract and the Investment Portfolios are available at Our Website through your Online Account. We post updated prospectuses for the Contract and the Investment Portfolios on Our Website on or about May 1 of each year. Prospectuses also may be supplemented throughout the year and will be available on the Website. We post Annual Reports and Semi-Annual Reports on Our Website on or about March 1 and September 1, respectively. For your reference, We archive out-of-date Contract prospectuses. We have no present intention of deleting any archived Contract prospectus, however, We reserve the right to do so at any time upon 30 days' notice to your Online Account.


  Investment Portfolio prospectuses will be available for 30 days after the subsequent May 1 annual update. Investment Portfolio Annual and Semi-Annual Reports will be available for 30 days after the subsequent annual update. You will not have electronic access through Our Website to archived Investment Portfolio prospectuses or Annual and Semi-Annual Reports after We remove them from the Website. Accordingly, you should consider printing them before they are removed.

  We will send all other documents related to your Contract to your Online Account, including, but not limited to, transaction confirmations, proxy statements, periodic account statements and other personal correspondence. You create your Online Account when you purchase the Contract and We maintain it for you at Our Website.

  You will have access to your Online Account even after you revoke your consent to Our electronic delivery of documents or surrender or exchange your Contract. However, We reserve the right to delete your Online Account upon 30 days' notice, which We will deliver to your Online Account. Upon receipt of such a notice, you should consider printing the information held in your Online Account as We will not provide paper copies of any deleted document.

  We have no present intention of deleting documents from your Online Account. If, however, We decide to do so, We will provide you with at least 30 days' notice to your

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Online Account so that you will have an opportunity to print the documents that are subject to deletion.

SECURITY OF ELECTRONIC COMMUNICATIONS WITH US

  Our Website uses generally accepted and available encryption software and protocols, including Secure Socket Layer. This is to prevent unauthorized people from eavesdropping or intercepting information you send or receive from us. This may require that you use certain readily available versions of web browsers. As new security software or other technology becomes available, we may enhance our systems.

  You will be required to provide your user ID and password to access your Online Account and perform transactions at our Website. Do not share your password with anyone else. We will honor instructions from any person who provides correct identifying information, and we are not responsible for fraudulent transactions we believe to be genuine based on these procedures. Accordingly, you bear the risk of loss if unauthorized persons conduct any transaction on your behalf. You can reduce this risk by checking your Online Account regularly which will give you an opportunity to prevent multiple fraudulent transactions.


  Avoid using passwords that can be guessed and consider changing your password frequently. Our employees or representatives will not ask you for your password. It is your responsibility to review your Online Account and to notify us promptly of any unauthorized or unusual activity. We only honor instructions from someone logged into our secure Website using a valid user ID and password.


  We cannot guarantee the privacy or reliability of e-mail, so we will not honor requests for transfers or changes received by e-mail, nor will we send account information through e-mail. All transfers or changes should be made through our secure Website. If you want to ensure that our encryption system is operating properly, go to the icon that looks like a "locked padlock." This shows that encryption is working between your browser and our web server. You can click or double-click on the padlock to get more information about the server. When you click the "view certificate" button (in Netscape) or the "subject" section (in Internet Explorer), you should see "Inviva, Inc." listed as the owner of the server you are connected to. This confirms that you are securely connected to our server.

CONFIRMATIONS AND STATEMENTS

  We will send a confirmation statement to your Online Account each time you change your Investment Allocations of Record, we receive a new Contribution from you, you make a transfer among the Investment Portfolios, the Fixed Account and/or the Market Value Adjustment Accounts or you make a withdrawal. Generally, We deliver transaction confirmations at or before the completion of your transactions. However, the confirmation for a new Contribution or transfer of Account Balance may be an individual statement or may be part of your next quarterly account statement. You should review your confirmation statements to ensure that your transactions are carried out correctly. If you fail to do so, you risk losing the opportunity to ask us to correct an erroneous transaction.

  We deliver account statements to your Online Account on a quarterly basis (that is, shortly after March 31, June 30, September 30 and December 31 of each year). Under certain circumstances, your account statement may serve as the confirmation for transactions you made during the quarter covered by the statement. Proxy statements and other correspondence may be delivered at any time.

  If you have questions, you can either go to Our Website and click on "Contact Us" for secure online correspondence or you can e-mail Us at service@jeffnat.com or call Us at (866) 667-0561 and We will answer your questions as promptly as We can.

NON-ELECTRONIC ADMINISTRATION OF YOUR CONTRACT

  If you do not elect Electronic Administration, you may request transactions or obtain information about your Contract by submitting a request to Us in writing via U.S. Mail. Subject to Our administrative rules and procedures, We may also allow you to submit a request through other means.

  TELEPHONE AND WEBSITE TRANSACTIONS. You can elect to request transactions and receive information about your Contract by telephone or though our Website (www.jeffnat.com). All transaction requests are processed subject to Our administrative rules and procedures. If you do not want the ability to request transactions or receive information about your Contract by telephone or through Our Website, you should notify Us in writing.

  You can also authorize someone else, such as your financial representative, to request transactions for you. If you own the Contract with a Joint Owner, unless We are instructed otherwise, We will accept instructions from and provide information to either you or the other Owner.

  We will use reasonable procedures to confirm that instructions given to Us by telephone are genuine. All telephone calls will be recorded and the caller will be asked to produce personalized data about the Owner before We will make the telephone transaction. A password will be required for Website transfers. We will send you a confirmation of all transactions. If We fail to use such procedures We may be liable for any losses due to unauthorized or fraudulent instructions.

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  See "Electronic Administration of Your Contract" for information about how transactions are processed through Our Website.

PURCHASE

PURCHASE PAYMENTS

  A PURCHASE PAYMENT is the money you give Us to buy the Contract. You can make Purchase Payments at any time before the Annuity Date. The minimum Purchase Payment We will accept is $5,000 when the Contract is bought as a Non-Qualified Contract. If you are buying the Contract as a Qualified Contract, the minimum We will accept is $2,000. The maximum of total Purchase Payments is $2,000,000 without Our prior approval and subject to such terms and conditions as We may require. Jefferson National reserves the right to refuse any Purchase Payment.

  You can make additional Purchase Payments of $500 or more to a Non-Qualified Contract and $50 or more to a Qualified Contract. If you select the systematic payment option or electronic funds transfer (EFT), you can make additional payments of $100 each month for Non-Qualified Contracts and $50 each month for Qualified Contracts.

ALLOCATION OF PURCHASE PAYMENTS

  You control where your Purchase Payments are invested. When you purchase a Contract, We will allocate your Purchase Payments according to your Investment Allocation of Record, which you can change at any time for future Purchase Payments. When you make additional Purchase Payments, We will allocate them in the same way as your first Purchase Payment, unless you tell Us otherwise. Allocation percentages must be in whole numbers.


  Once We receive your Purchase Payment and the necessary information, We will issue your Contract and allocate your first Purchase Payment within 2 Business Days. If you do not provide Us all of the information needed, We will contact you to get it. If for some reason We are unable to complete this process within 5 Business Days, We will either send back your money or get your permission to keep it until We get all of the necessary information. The method of payment (e.g., check, wire transfer, electronic funds transfer) may affect when your Purchase Payment is received by Us. If you add more money to your Contract by making additional Purchase Payments, We will credit these amounts to your Contract as of the Business Day We receive your Purchase Payment. Our Business Day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.


CONTRACT ENHANCEMENTS

  A Contract Enhancement will be added to your Contract on the Contract Enhancement Dates. If you are in the Accumulation Period, the Contract Enhancement Dates are the 7th and 8th anniversary of Purchase Payments. If you are in the Annuity Period, the Contract Enhancement Dates are the 7th and 8th Contract Anniversary. A Contract Enhancement will not be paid, if the Contract has been surrendered or a death benefit has been paid. Gains, losses, withdrawals, fees and charges affect the amount of a Contract Enhancement added to your Contract.

  If you are in the Accumulation Period, the Contract Enhancement is equal to 2% of the Contract Enhancement Value. The Contract Enhancement Value is the portion of the Contract value attributable to the Purchase Payment on the Contract Enhancement Date. This amount is adjusted for gains, losses, withdrawal, fees and charges.

  If you are in the Annuity Period, the Contract Enhancement is applied by increasing future Annuity Payments by 2%.


  The Contract Enhancement will be allocated based on your Investment Option allocations on the Contract Enhancement Date. Contract Enhancements contributed to your Contract are considered earnings.


  There may be scenarios in which due to negative market conditions and your inability to remain invested over the long-term, that a contract with the a Contract Enhancement may not perform as well as a contract without the feature.

  APPENDIX D shows Examples of how the Contract Enhancement is calculated.

  If a beneficiary continues the Contract, the Contract Enhancements will be allocated, as they would have been under the original Contract.

INVESTMENT OPTIONS

INVESTMENT PORTFOLIOS

  The Contract offers several Sub-accounts, each of which invests exclusively in an Investment Portfolio listed at the beginning of this prospectus. During the Accumulation Period, money you invest in the Sub-accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Investment Portfolios in which those Sub-accounts invest. You bear the investment risk that those Investment Portfolios might not meet their investment objectives. Additional Investment Portfolios may be available in the future. If you elect variable Annuity Payments, during the Annuity Period, the variable portion of your Annuity Payment will vary based on the performance of the Investment Portfolios.

  You should read the prospectuses for these Investment Portfolios carefully. Copies of these prospectuses are available at Our Website. If you did not consent to Electronic Administration, copies of these prospectuses will be sent to you with your Contract. If you would like a copy of the

16
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Investment Portfolio prospectuses, call Us at: (866) 667-0561 or visit Our
Website. See Appendix, A which contains a summary of the investment objectives and strategies for each Investment Portfolio.

  The investment objectives and policies of certain of the Investment Portfolios are similar to the investment objectives and policies of other mutual funds managed by the same investment advisers. Although the objectives and policies may be similar, the investment results of the Investment Portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation that the investment results of similar funds will be comparable even though the Investment Portfolios have the same investment advisers.

  A significant portion of the assets of certain of the Investment Portfolios come from investors who take part in certain strategic and tactical asset allocation programs. These Investment Portfolios anticipate that investors who take part in these programs may frequently redeem or exchange shares of these Investment Portfolios, which may cause the Investment Portfolios to experience high portfolio turnover. Higher portfolio turnover may result in the Investment Portfolios paying higher levels of transaction costs and generating greater tax liabilities. In addition, large movements of assets into and out of the Investment Portfolios may negatively impact a Investment Portfolios's ability to achieve its investment objective. Refer to the Investment Portfolios' prospectuses for more details on the risks associated with any specific Investment Portfolio.

  Shares of the Investment Portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of other life insurance companies, which may or may not be affiliated with Us. Certain Investment Portfolios may also be sold directly to qualified plans. The Investment Portfolios do not believe that offering their shares in this manner disadvantages you.

  We may enter into certain arrangements under which We are reimbursed by the Investment Portfolios' advisers, distributors and/or affiliates for the administrative services, which We provide to the Investment Portfolios.

THE FIXED ACCOUNT


  During the Accumulation Period, you can invest in the Fixed Account. The Fixed Accountoffers an interest rate that is guaranteed to be no less than the minimum rate prescribed by applicable state law. If you select the Fixed Account, your money will be placed with Our other general account assets. The Fixed Account option may not be available in your state.



  The Fixed Account is not registered under the federal securities laws and its generally not subject to its provisions. The staff of the SEC has not reviewed the disclosure related to the Fixed Account. The disclosure may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


  The Separate Account Annual Expenses do not apply to amounts allocated to the Fixed Account.

  See your Contract for more information regarding the Fixed Account.


THE MARKET VALUE ADJUSTMENT ACCOUNT



  From time to time, We may also make Market Value Adjustment Accounts available to you. Each Market Value Adjustment Account has a different guarantee period. If you take money out of these accounts (whether by withdrawal, transfer, or annuitization) before the end of a guaranteed period, an adjustment will be made to the amount withdrawn. The adjustment may be positive or negative. However you will never get back less than your investment in the Market Value Adjustment Accounts less prior withdrawals and accumulated at the minimum rate prescribed by applicable state law. We may, however, deduct any applicable Contingent Deferred Sales Charge. The Market Value Adjustment Accounts may not be available in your state.


  The Market Value Adjustment Accounts are not registered under the federal securities laws and its generally not subject to its provisions. The staff of the SEC has not reviewed the disclosure related to the Market Value Adjustment Accounts. The disclosure may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

  The Separate Account Annual Expenses do not apply to amounts allocated to the Market Value Adjustment Accounts.

  See your Contract for more information regarding the Market Value Adjustment Accounts.

THE GENERAL ACCOUNT

  During the Annuity Period, if you elect a fixed annuity your Annuity Payments will be paid out of Our general account. We guarantee a specified interest rate used in determining the Annuity Payments. If you elect a fixed Annuity Payments, the Annuity Payments you receive will remain level.

                                                                              17
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VOTING RIGHTS

  Jefferson National is the legal owner of the Investment Portfolio shares. However, when an Investment Portfolio solicits proxies in conjunction with a vote of its shareholders, We will send you and other owners materials describing the matters to be voted on. You instruct Us how to vote those shares. When We receive those instructions, We will vote all of the shares We own and those for which no timely instructions are received in proportion to those instructions timely received. Should We determine that We are no longer required to follow this voting procedure, We will vote the shares ourselves.

SUBSTITUTION

  It may be necessary to discontinue one or more of the Investment Portfolios or substitute a new Investment Portfolio for one of the Investment Portfolios you have selected. New or substitute Investment Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will notify you of Our intent to do this. We will obtain any required prior approval from the Securities and Exchange Commission before any such change is made.

TRANSFERS

  You can transfer money among the Fixed Account (if available), the Market Value Adjustment Account (if available) and the Sub-accounts. Transfers may be deferred as permitted or required by law. See "Suspension of Payments or Transfers" section in this prospectus.

  TRANSFERS DURING THE ACCUMULATION PERIOD. You can transfer money to or from the Fixed Account, to or from the Market Value Adjusted Account, and to or from any Sub-account. If you have elected Electronic Administration, transfers may be made by submitting the request through Our Website. Otherwise, you may submit the request to Our administrative office in writing or in any manner otherwise acceptable to Us in accordance with Our administrative procedures. The following apply to any transfer during the Accumulation Period:

  1. Currently, there are no limits on the number of transfers that can be made. However, a transfer fee of $25 may be deducted for each transfer in excess of 12.

  2. Limits on transfers into or out of the Fixed Account and the Market Value Adjustment Accounts may apply.

  3. Your request for a transfer must clearly state which Sub-account, Fixed Account or Market Value Adjustment Account is involved in the transfer.

  4. Your request for a transfer must clearly state how much the transfer is for.

  5. Your right to make transfers is subject to modification if We determine, in Our sole opinion, that the exercise of the right by one or more Owners is, or would be, to the disadvantage of other Owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right, which is considered by Us to be to the disadvantage of other Owners. A modification could be applied to transfers to, or from, one or more of the Investment Portfolios and could include, but is not limited to:

     a.  the requirement of a minimum time period between each transfer;

     b. not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one Owner; or

     c. limiting the dollar amount that may be transferred between Sub-accounts by an Owner at any one time.

  6. We reserve the right, at any time, and without prior notice to any party, to terminate, suspend or modify the transfer privilege during the Accumulation Period.

  TRANSFERS DURING THE ANNUITY PERIOD. You can make up to 12 free transfers every Contract year during the Annuity Period. Thereafter, We may impose a $25 charge per transfer. The following rules also apply to any transfer during the Annuity Period:

  1. No transfers can be made to or from the Fixed Account.

  2. No transfers can be made to or from the Market Value Adjustment Accounts.

  3. You may only make transfers between the Investment Portfolios.

  4. We reserve the right, at any time, and without prior notice to any party, to terminate, suspend or modify the transfer privilege during the Annuity Period.

  This product is not designed for professional market timing strategies by third parties. We reserve the right to modify the transfer privileges described above.

EXCESSIVE TRADING LIMITS


  The Contracts are first and foremost annuity contracts, designed for retirement or other long-term financial planning purposes, and are not designed for market timers or other persons that use programmed, large, or frequent transfers. The use of such transfers can be disruptive to any underlying Investment Portfolio and harmful to other contract owners invested in the Investment Portfolio. However, these restrictions will generally not apply to transfers involving Investment Portfolios whose prospectuses disclose that the Investment Portfolios permit short-term trading or Investment Portfolios, such as a money market portfolio, which are generally unaffected by frequent transfers. Investment Portfolios that have investors who frequently redeem or exchange shares of the Investment Portfolios may experience high portfolio turnover. Higher portfolio turnover may result in the Investment Portfolios paying higher levels of


18
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transaction costs and generating greater tax liabilities. In addition, large movements of assets into and out of the Investment Portfolios may negatively impact an Investment Portfolio's ability to achieve its investment objective. Please review the respective underlying Investment Portfolio prospectus for details on any Investment Portfolio level information concerning short-term trading or frequent transfers.


  We also reserve the right to limit transfers in any Contract year, or to refuse any transfer request for an Owner, or a third party advisor acting under a Limited Power of Attorney, if:

   - We believe, in Our sole discretion, that excessive trading by the Owner, or a specific transfer request, submitted by a third party advisor, or a group of transfer requests, may have a detrimental effect on the Accumulation Unit values of any Sub-account or the share prices of any Investment Portfolio or would be detrimental to other Owners; or

   - We are informed by one or more Investment Portfolios that they intend to restrict the purchase of Investment Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of Investment Portfolio shares; or

   - your transfer request would result in a redemption of a "substantive" amount from an Investment Portfolio that had been allocated to that Investment Portfolio for less than 30 days; "substantive" means a dollar amount that Jefferson National determines, in its sole discretion, could adversely affect the management of the Investment Portfolio.

  The restrictions imposed can include, but are not limited to, restrictions on transfers (e.g., by limiting the number of transfers allowed, and/or the dollar amount, requiring holding periods, allowing transfer requests by U.S. Mail only, etc.) or even prohibitions on them for particular owners who, in Our view, have abused or appear likely to abuse the transfer privilege.


  We may apply restrictions in any manner reasonably designed to prevent transfers that We consider disadvantageous to other Owners. These excessive trading limits apply to all owners. However, using our processes and procedures, We may not detect all market timers, prevent frequent transfers, or prevent harm caused by excessive transfers.


  If your (or your agent's) Website transfer request is restricted or denied, We will send notice via U.S. Mail.

DOLLAR COST AVERAGING PROGRAM

  The Dollar Cost Averaging Program (DCA Program) allows you to systematically transfer a set amount either monthly, quarterly, semi-annually or annually. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, this is not guaranteed.

  Subject to Our administrative procedures, all dollar cost averaging transfers will be made on the day of your choice. If the day you choose is not a Business Day, it will be processed on the next Business Day. You can sign up for DCA Program for a specified time period. Dollar cost averaging will end when the value in the Investment Option(s) from which you are transferring is zero. We will notify you when that happens. A transfer request will not automatically terminate the DCA Program.

  Transfers made under the DCA Program are not taken into account in determining any transfer fee. There is no additional charge for the DCA Program. However, We reserve the right to charge for th DCA Program in the future. We reserve the right, at any time and without prior notice, to terminate, suspend or modify the Program. The Program may vary by state.

  Dollar cost averaging does not assure a profit and does not protect against loss in declining markets. Dollar cost averaging involves continuous investment in the Fixed Account or the selected Investment Portfolio(s) regardless of fluctuating price levels of the Investment Portfolio(s). The Market Value Adjustment Accounts are not available under the DCA Program. You should consider your financial ability to continue the DCA Program through periods of fluctuating price levels.

REBALANCING PROGRAM

  Once your money has been allocated among the Sub-accounts, the performance of each Investment Portfolio may cause your allocation to shift. You can direct Us to automatically rebalance your Contract to return to your Investment Allocations of Record or some other allocation of your choosing by selecting Our Rebalancing Program. When you elect the Rebalancing Program, you must specify the date on which you would like the initial rebalancing to occur and the frequency of the rebalancing (i.e. quarterly, semi-annually or annually). We will measure the balancing periods from the initial rebalancing date selected. You must use whole percentages in 1% increments for rebalancing. There will be no rebalancing within the Fixed Account or the MVA Accounts. You can discontinue the Rebalancing Program at any time. You can modify rebalancing percentages for future rebalancing by submitting your request prior to the next rebalancing date. The transfers made under the Rebalancing Program are not taken into account in determining any transfer fee. Currently, there is no charge for participating in the Rebalancing Program. We reserve the right, at any time and without prior notice, to terminate, suspend or modify this program.


  EXAMPLE: Assume that you want your initial Purchase Payment split between two Investment Portfolios. You want 40% to be in the Fixed Income Portfolio and 60% to be in


                                                                              19
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the Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Fixed Income Portfolio now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, We would sell some of your units in the Fixed Income Portfolio to bring its value back to 40% and use the money to buy more units in the Growth Portfolio to increase those holdings to 60%.


ASSET ALLOCATION PROGRAM

  We understand the importance to you of having advice from a financial adviser regarding your investments in the Contract (asset allocation program). Certain investment advisers have made arrangements with Us to make their services available to you. Jefferson National has not made any independent investigation of these advisers and is not endorsing such programs. You may be required to enter into an advisory agreement with your investment adviser to have the fees paid out of your Contract during the Accumulation Period.

  Jefferson National will, pursuant to an agreement with you, make a partial withdrawal from the value of your Contract to pay for the services of the investment adviser. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution and may be included in gross income for federal tax purposes. Further, if you are under age 59 1/2, it may be subject to a tax penalty. If the Contract is Qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met.

  Additionally, any withdrawals for this purpose may be subject to a Contingent Deferred Sales Charge. You should consult a tax adviser regarding the tax treatment of the payment of investment adviser fees from your Contract.

INTEREST SWEEP PROGRAM

  You can elect to transfer (sweep) your interest from the Fixed Account to the Sub-accounts on a periodic and systematic basis. There is no charge for this Interest Sweep Program.

EXPENSES

  There are charges and other expenses associated with the Contract that reduce the return on your investment in the Contract. These charges and expenses are:

INSURANCE CHARGES


  Each day, We make a deduction for Our Insurance Charges. The Insurance Charges do not apply to amounts allocated to the Fixed Account or the Market Value Adjustment Accounts. The Insurance Charges will vary depending on whether, at the time of application, you choose to election one of the Guaranteed Minimum Death Benefits (GMDB) and/or the Guaranteed Minimum Income Benefits (GMIB). Additionally, your Insurance Charges will vary depending whether you have consented to Electronic Administration. Your Insurance Charges will also depend on your age at the time you apply for the Contract.


  The Insurance Charges are for all the insurance benefits, e.g., guarantee of annuity rates, the death benefit, for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract. The Insurance Charges are included as part of Our calculation of the value of the Accumulation Units and the Annuity Units. If the charges are insufficient, then We will bear the loss. Any profits we dervive from the Insurance Charges will become part of our general account assets and can be used for any lawful purpose, including the costs of selling the contracts.

  INSURANCE CHARGES IF YOU CONSENT TO ELECTRONIC ADMINISTRATION

  If you are under age 70, at the time of application, your insurance charges will be as follows:


    GMDB          GMDB                      Current       Maximum
  Option 1      Option 2        GMIB       Insurance     Insurance
  Elected       Elected       Elected        Charge        Charge
--------------------------------------------------------------------
     No            No            No          1.73%         1.95%
    Yes            No            No          2.08%         2.45%
     No           Yes            No          2.28%         2.75%
    Yes            No           Yes          2.38%         2.95%
     No           Yes           Yes          2.58%         3.25%


  If you are age 70 or above, at the time of application, your insurance charges will be as follows:


    GMDB          GMDB                      Current       Maximum
  Option 1      Option 2        GMIB       Insurance     Insurance
  Elected       Elected       Elected        Charge        Charge
--------------------------------------------------------------------
     No            No            No          1.73%         1.95%
    Yes            No            No          2.18%         2.55%
     No           Yes            No          2.43%         2.95%
    Yes            No           Yes          2.58%         3.15%
     No           Yes           Yes          2.83%         3.55%


  INSURANCE CHARGES, IF YOU DO NOT CONSENT TO ELECTRONIC ADMINISTRATION

  If you are under age 70, at the time of application, your insurance charges will be as follows:


    GMDB          GMDB                      Current       Maximum
  Option 1      Option 2        GMIB       Insurance     Insurance
  Elected       Elected       Elected        Charge        Charge
--------------------------------------------------------------------
     No            No            No          1.80%         2.00%
    Yes            No            No          2.15%         2.50%
     No           Yes            No          2.35%         2.80%
    Yes            No           Yes          2.45%         3.00%
     No           Yes           Yes          2.65%         3.30%


20
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  If you are age 70 or above, at the time of application, your insurance charges will be as follows:


    GMDB          GMDB                      Current       Maximum
  Option 1      Option 2        GMIB       Insurance     Insurance
  Elected       Elected       Elected        Charge        Charge
--------------------------------------------------------------------
     No            No            No          1.80%         2.00%
    Yes            No            No          2.25%         2.60%
     No           Yes            No          2.50%         3.00%
    Yes            No           Yes          2.65%         3.20%
     No           Yes           Yes          2.90%         3.60%


  In certain states, Insurance Charges may not depend on whether you have consented to Electronic Administration. See your Contract for details.

CONTRACT MAINTENANCE CHARGE


  On each Contract Anniversary date during the Accumulation Period, We deduct $35 (depending on your state this charge can be increased up to a maximum of $60 per Contract per year) from your Contract as a Contract Maintenance Charge. This charge is for certain administrative expenses associated with the Contract. In certain states, your Contract Maintenance Charge may be lower if you consent to Electronic Administration. See your Contract for details.


  We do not deduct the Contract Maintenance Charge if the value of your Contract is $75,000 or more on the Contract Anniversary. If you make a full withdrawal on other than a Contract Anniversary, and the value of your Contract is less than $75,000, We will deduct the full Contract Maintenance Charge at the time of the full withdrawal. If, when you begin to receive Annuity Payments, the Annuity Date is a different date than your Contract Anniversary We will deduct the full Contract Maintenance Charge on the Annuity Date unless the Contract value on the Annuity Date is $75,000 or more.

  The Contract Maintenance Charge will be deducted first from the Fixed Account. If there is insufficient value in the Fixed Account, the fee will then be deducted from the Investment Portfolio with the largest balance and then from any Market Value Adjustment Account.

  No Contract Maintenance Charge is deducted during the Annuity Period.

CONTINGENT DEFERRED SALES CHARGE


  During the Accumulation Period, you can make withdrawals from your Contract. Withdrawals are taken from earnings first and then from Purchase Payments. A Contingent Deferred Sales Charge may be assessed against Purchase Payments withdrawn. Each Purchase Payment has its own Contingent Deferred Sales Charge period. When you make a withdrawal, the charge is deducted from Purchase Payments (oldest to newest). Subject to the waivers discussed below, if you make a withdrawal and it has been less than the stated number of years since you made your Purchase Payment, you will have to pay a Contingent Deferred Sales Charge. The Contingent Deferred Sales Charge compensates Us for expenses associated with selling the Contract. The Contingent Deferred Sales Charge is as follows:



NUMBER OF YEARS                      CONTINGENT
FROM RECEIPT OF                    DEFERRED SALES
PURCHASE PAYMENT                       CHARGE
----------------------------------------------------
0-1...........................           7%
2.............................           6%
3.............................           5%
4.............................           4%
5 and more....................           0%
----------------------------------------------------



 In addition, the following circumstances further limit or reduce Contingent Deferred Sales Charges, in some states, as applicable:



   - for issue ages up to 52, there is no Contingent Deferred Sales Charge for withdrawals made after the 15th contract year;



   - for issue ages 53 to 56, there is no Contingent Deferred Sales Charge for withdrawals made after you attain age 67;



   - for issue ages 57 and later, any otherwise applicable Contingent Deferred Sales Charge will be multiplied by a factor ranging from .9 to 0 for Contract years one through ten and later, respectively.



  In accordance with our administrative procedures which are subject to change at any time, when you request a partial withdrawal you must tell us whether the amount requested is


   - the net amount; or

   - the gross account; or


   - the amount net of Contingent Deferred Sales Charges and gross of taxes withheld.



  If you specify the net amount, you will receive the amount specified. Any Contingent Deferred Sales Charges and tax withholding will be deducted from the remaining Contract Value.



  If you specify the gross amount, the amount you receive will reflect a deduction for any Contingent Deferred Sales Charges and taxes withheld.



  If you specify the net of Contingent Deferred Sales Charges and gross of tax withholding amounts, you will receive the the amount specified less any taxes withheld. Any Contingent Deferred Sales Charges will be deducted from the remaining Contract Value.


  For tax purposes, withdrawals from Non-Qualified Contracts are generally considered to have come from earnings first.

  FREE WITHDRAWALS. Each Contract year you can withdraw money from your Contract, without a Contingent

                                                                              21
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Deferred Sales Charge, in an amount equal to the greater of:

   - 10% of the value of your Contract (on a non-cumulative basis);

   - the IRS minimum distribution requirement for this Contract if it was issued as an individual retirement annuity or in conjunction with certain qualified retirement plans; or

   - the total of your Purchase Payments that have been in the Contract for more than 5 complete years.

WAIVER OF CONTINGENT DEFERRED SALES CHARGE

  In addition to the free withdrawal amount discussed above, the Contingent Deferred Sales Charge may be waived under certain circumstances. If the Contract is owned by Joint Owners, these benefits apply to either owner. If the Contract is owned by a non-natural person, then these benefits apply to the Annuitant.

  UNEMPLOYMENT. Once per Contract year, We will allow an additional free withdrawal of up to 10% of your Contract value if:

   - your Contract has been in force for at least 1 year;

   - you provide Us with a letter of determination from your state's Department of Labor indicating that you qualify for and have been receiving unemployment benefits for at least 60 consecutive days;

   - you were employed on a full time basis and working at least 30 hours per week on the date your Contract was issued;

   - your employment was involuntarily terminated by your employer; and

   - you certify to Us in writing that you are still unemployed when you make the withdrawal request.

  This benefit may be used by only one person including in the case of Joint Owners. This benefit may not be available in your state.

  NURSING CARE CONFINEMENT. Once per Contract year, We will allow an additional free withdrawal of up to 10% of your Contract value if:

   - you are confined in a qualified nursing care center (as defined in the rider to the Contract) for 90 consecutive days;

   - confinement begins after the first Contract year;

   - confinement is prescribed by a qualified physician and is medically necessary;

   - request for this benefit is made during confinement or within 60 days after confinement ends; and

   - We receive proof of confinement.

  This benefit may be used by only one person including in the case of Joint Owners. If the Contract is continued by a spousal Beneficiary, this benefit will not be available if used by the previous Owner.

  This benefit may not be available in your state.

  TERMINAL ILLNESS. You may take one free withdrawal of up to 100% of your Contract value after a qualified physician (as defined in the rider to the Contract) provides notice that the Owner has a terminal illness (which is expected to result in death within 12 months from the notice).

   - To qualify, the diagnosis and notice must occur after the first Contract year ends.

   - This benefit is not available if you have a terminal illness on the date the Contract is issued. All other limitations under the Contract apply.

   - This benefit may only be used one time including in the case of Joint Owners. If the Contract is continued by a spousal Beneficiary, this benefit will not be available if used by the previous Owner.

  This benefit may not be available in your state.

  With respect to the unemployment, nursing care confinement and terminal illness waiver of contingent deferred sales charge benefits, if the Contract is owned by Joint Owners, these benefits apply to either Owner. If the Contract is owned by a non-natural person, then these benefits apply to the Annuitant.

REDUCTION OR ELIMINATION OF THE CONTINGENT DEFERRED SALES CHARGE


  We may reduce or eliminate the amount of the Contingent Deferred Sales Charge when the Contract is sold under circumstances, which reduce Our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the Contract or a prospective purchaser already had a relationship with Us. We will not deduct a Contingent Deferred Sales Charge when a Contract is issued to an officer, director or employee of Our Company or any of Our affiliates. Any circumstances resulting in the reduction or elimination of the Contingent Deferred Sales Charge requires Our prior approval. In no event will reduction or elimination of the Contingent Deferred Sales Charge be permitted where it would be unfairly discriminatory to any person.


INVESTMENT PORTFOLIO EXPENSES

  There are deductions from and expenses paid out of the assets of the various Investment Portfolios, which are described in the Investment Portfolio prospectuses. The Investment Portfolio Operating Expenses are included as part of Our calculation of the value of the Accumulation Units and the Annuity Units.

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TRANSFER FEE

  You can make up to 12 free transfers each Contract year. If you make more than 12 transfers in a Contract year, you may be charged a transfer fee of $25 per transfer.

  During the Accumulation Period, the transfer fee is deducted from the investment option that you transfer your funds from. If you transfer your entire interest from an investment option, the transfer fee is deducted from the amount transferred. If there are multiple Investment Options from which you transfer funds, the transfer fee will be deducted first from the Fixed Account, next from the Sub-account and then from Market Value Adjustment Account with the largest balance that is involved in the transfer.

  During the Annuity Period, the transfer fee will be deducted from the Annuity Payment following your transfer.

  If the transfer is part of the Dollar Cost Averaging Program, Rebalancing Program or Interest Sweep Program, it will not count in determining the transfer fee. All reallocations made on the same date count as one transfer.


EARNINGS PROTECTION BENEFIT


  If, at the time of application, you select the Earnings Protection Benefit rider ("EPB") you also choose the level of protection you desire. (See "Earnings Protection Benefit Rider" later in this prospectus.) Depending on your choice you will be charged as follows:

For Base Benefit:          0.25% of Contract Value as of the
                           Contract Anniversary.
For Optional Benefit:      0.01% of Contract value as of the
(Current Charge)           Contract Anniversary for each 1% of
                           optional coverage elected.
For Optional Benefit:      0.02% of Contract Value as of the
(Maximum Charge)           Contract Anniversary for each 1% of
                           optional coverage elected.

  If you make a full surrender or upon the death of the Owner on other than the Contract Anniversary, We will deduct the charge for the EPB on a pro rata basis for the period from the last Contract Anniversary until the date of the full surrender or the date We receive due proof of death of the Owner. The Contract Anniversary is the anniversary of the day you purchased the Contract. We recommend you consult your tax advisor before you purchase this rider.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT


  If you select the Guaranteed Minimum Withdrawal Benefit, your charge will depend upon the Waiting Period ou select. If you select the 2 Year Waiting Period, your charge will be 0.50% of amounts allocated to the Investment Portfolios. We may increase this charge up to a maximum charge of 0.75%. If you select the 5 Year Waiting Period, your charge will be 0.35% of amounts allocated to the Investment Portfolios. We may increase this charge up to a maximum charge of 0.50%. These charges, which are expressed as annual rates, will be deducted on a daily basis.


PREMIUM TAXES

  Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the Contract Value for them. These taxes are due either when the Contract is issued or when Annuity Payments begin. It is Our current practice to deduct these taxes when either Annuity Payments begin, a death benefit is paid or upon partial or full surrender of the Contract. We may in the future discontinue this practice and assess the charge when the tax is due. Premium taxes currently range from 0% to 3.5%, depending on the jurisdiction.

INCOME TAXES

  We will deduct from the Contract any income taxes, which We incur because of the Contract. At the present time, We are not making any such deductions.

CONTRACT VALUE

  Your Contract Value is the sum of your interest in the various Sub-accounts, a Fixed Account and Market Value Adjustment Accounts. The Contract Value may not be the value available for withdrawal, surrender or annuitization. The Contract Value is variable and is affected by the investment performance of the Investment Portfolios, the expenses of the Investment Portfolios and the deduction of charges under the Contract. The value of any assets in in the Sub-accounts(s) will vary depending upon the investment performance of the Investment Portfolio(s) you choose. In order to keep track of your Contract Value in an Sub-account, We use a unit of measure called an Accumulation Unit. During the Annuity Period of your Contract We call the unit an Annuity Unit.

ACCUMULATION UNITS


  Every Business Day, We determine the value of an Accumulation Unit for each of the Sub-accounts by multiplying the Accumulation Unit value for the previous Business Day by a factor for the current Business Day. The factor is determined by:



  1. dividing the value of an Sub-account share at the end of the current Business Day (and any charges for taxes) by the value of an Investment Portfolio share for the previous Business Day; and


  2. subtracting the daily amount of the Insurance Charges and, if applicable, charges for the Guaranteed Minimum Withdrawal Benefit..


  The value of an Accumulation Unit may go up or down from Business Day to Business Day.


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  When you make a Purchase Payment, We credit your Contract with Accumulation
Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to an Sub-account by the value of the Accumulation Unit for that Sub-account on that Business Day. When you make a withdrawal, We deduct Accumulation Units from your Contract representing the withdrawal. We also deduct Accumulation Units when We deduct certain charges under the Contract. Whenever We use an Accumulation Unit value, it will be based on the value next determined after receipt of the request or the Purchase Payment.


  We calculate the value of an Accumulation Unit for each Investment Portfolio after the New York Stock Exchange closes each day and then credit your Contract.

  EXAMPLE: On Wednesday, We receive an additional Purchase Payment of $4,000 from you. You have told Us you want this to go to the Equity Portfolio. When the New York Stock Exchange closes on that Wednesday, We determine that the value of an Accumulation Unit for the Equity Portfolio is $12.25. We then divide $4,000 by $12.25 and credit your Contract on Wednesday night with 326.53 Accumulation Units for the Equity Portfolio.

ACCESS TO YOUR MONEY


  Money can be taken out of the Contract:


   - by making a withdrawal (either a partial or a complete withdrawal);


   - by electing to receive Annuity Payments; or



   - when a death benefit is paid to your Beneficiary.


  Withdrawals can only be made during the Accumulation Period.

  When you make a complete withdrawal, you will receive the value of the Contract on the day you made the withdrawal, (i) less any applicable Contingent Deferred Sales Charge; (ii) less any Contract Maintenance Charge; and
(iii) less any applicable premium tax.

  If you make a partial withdrawal, you must tell Us which Investment Option(s) you want the partial withdrawal to come from. Under most circumstances, the amount of any partial withdrawal from any Investment Option must be at least $500. There must be at least $500 left in the Contract after you make a partial withdrawal. If you do not have at least $500 in the Contract, We reserve the right to terminate the Contract and pay you the Contract Value less any applicable fees and charges.


  Once We receive your written request for a withdrawal from an Investment Portfolio, We will pay the amount of that withdrawal within 7 days. Withdrawals may be deferred as permitted or required by law. See Suspension of Payments or Transfers Section.


  A withdrawal may result in a withdrawal charge and/or tax consequences (including an additional 10% tax penalty under certain circumstances).

  Certain withdrawal restrictions may apply if your Contract is issued in connection with a Section 403(b) tax-qualified plan (also known as a tax-sheltered annuity). See "Withdrawal Charge" and "Taxes" in this Prospectus.

  Additionally, withdrawals may reduce the amount of future Contract Enhancements added to the Contract.

OPTIONAL GUARANTEED MINIMUM WITHDRAWAL BENEFIT


  For an extra charge, you can elect the Guaranteed Minimum Withdrawal Benefit
(GMWB), a living benefit. The GMWB allows you to make withdrawals from your Contract irrespective of the Contract Value, subject to certain limitations. Once the benefit is elected, you cannot cancel it and charges will continue to be deducted until Annuity Payments begin. The charges for the GMWB option are deducted each Business Day from amounts held in the Sub-accounts. Withdrawals made under this rider will reduce your Contract Value.


  If you elect the GMWB when you purchase your Contract, your initial Purchase Payment is used as the basis for determining the maximum payout (the "Benefit Amount"). If you elect this benefit at a later date, your Contract Value on the date the benefit is added to your Contract is used to determine the Benefit Amount.

  Once the Benefit Amount has been determined, We calculate the maximum annual guaranteed payment ("Benefit Payment"). The Benefit Payment is equal to 7% of the Benefit Amount. If you do not take 7% in one year, you may not take more than 7% the next year. You can continue to take Benefit Payments until the sum of the Benefit Payments equals the Benefit Amount. Each withdrawal you make as a Benefit Payment reduces the amount you may withdraw free of the Contingent Deferred Sales Charge. Withdrawals under this option may result in adverse tax consequences.

  Benefit Payments are zero during the Waiting Period. Presently, you can choose either a two-year or five-year Waiting Period. We may offer other Waiting Periods in the future. The Waiting Period is the time between the date you elect the GMWB and the date you can begin receiving Benefit Payments. For example, if you choose a Waiting Period of five years, you cannot begin receiving Benefit Payments before the fifth Contract Anniversary after you elect the GMWB. The GMWB charge will vary depending on the length of the Waiting Period you choose.

  If you elect the GMWB when you purchase your Contract, We count one year as the time between each Contract

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Anniversary. If you elect the GMWB at any time after purchase, We treat the time between the date We added the option to your Contract and your next Contract Anniversary as the first year.

  If, in any year, your total withdrawals from your Contract are more than your Benefit Payment, your Benefit Payment will be recalculated as follows:

   - (1- withdrawal/Contract value immediately prior to withdrawal) multiplied by your Benefit Payment immediately prior to withdrawal.

  If you make subsequent Purchase Payments to your Contract, We will recalculate your Benefit Amount and your Benefit Payments. Your new Benefit Amount equals your Benefit Amount immediately prior to the subsequent Purchase Payment plus the subsequent Purchase Payment and your new Benefit Payment equals your prior Benefit Payment increased by 7% of the subsequent Purchase Payment.


  Once you elect this benefit, you are also entitled to one free "step-up" of the Benefit Amount over the course of this option. If you choose to "step-up" the benefit, your Benefit Amount is recalculated to equal your Contract Value. The Benefit Payment then becomes the greater of 7% of the new Benefit Amount and your existing Benefit Payment. You would not want to "step-up" if your current Benefit Amount is higher than your Contract Value.


  Additional "step-ups" are available at an extra charge. At the time you elect to "step-up," there may be a higher charge for the GMWB. When you elect an additional "step-up" you will be charged the current GMWB charge. Before you decide to "step-up," you should consider the current charge for this benefit.

  If you, the Joint Owner or Annuitant die before you receive all the guaranteed Benefit Payments, the Beneficiary may elect to take the remaining Benefit Payments or any of the death benefit options offered in your Contract.


  You can surrender your Contract at any time, even if you elect the GMWB, but you will receive your Contract Value at the time of surrender with applicable charges deducted and not the Benefit Amount or the Benefit Payment amount you would have received under the GMWB.


  Please see Appendix C for examples of how the Benefit Amount and Benefit Payment are calculated.

SYSTEMATIC WITHDRAWAL PROGRAM


  The Systematic Withdrawal Program allows you to receive automatic payments either monthly, quarterly, semi-annually or annually. Subject to Our administrative procedures, you can instruct Us to withdraw a specific amount, which can be a percentage of the Contract Value, or a dollar amount. All systematic withdrawals will be withdrawn from the Investment Options on a pro-rata basis, unless you instruct Us otherwise. You may elect to end the Systematic Withdrawal Program by notifying Us prior to the next systematic withdrawal. The Systematic Withdrawal Program will terminate automatically when the Contract Value is exhausted. We do not currently charge for the Systematic Withdrawal Program, however, the withdrawals may be subject to a Contingent Deferred Sales Charge.


  Income taxes, tax penalties and certain restrictions may apply to systematic withdrawals.

SUSPENSION OF PAYMENTS OR TRANSFERS

  We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

  1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

  2. trading on the New York Stock Exchange is restricted;

  3. an emergency exists as a result of which disposal of shares of the Investment Portfolios is not reasonably practicable or We cannot reasonably value the shares of the Investment Portfolios;

  4. during any other period when the SEC, by order, so permits for the protection of owners.

  We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account and the Market Value Adjustment Accounts for the period permitted by law but not for more than six months.

  If mandated under applicable law, We may be required to reject a Purchase Payment and/or otherwise block access to an Owner's Contract and thereby refuse to pay any request for transfers, partial withdrawals, surrenders, or death benefits. Once blocked, monies would be held in that Contract until instructions are received from the appropriate regulator.

DEATH BENEFIT

UPON YOUR DEATH DURING THE ACCUMULATION PERIOD

  If you, or your Joint Owner, die before Annuity Payments begin, We will pay a death benefit to your Beneficiary. If you have a Joint Owner, the surviving Joint Owner will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. We will not pay a Contract Enhancements on death benefits paid prior to a Contract Enhancement Date.

  The value of your Contract for purposes of calculating any Death Benefit Amount will be determined as of the Business Day We receive due proof of death and an election for the payment method (see below). After the Death Benefit Amount is calculated, it will remain in the Investment Portfolios and/or the Fixed Account until distribution begins. Until We distribute the Death Benefit Amount, the Death Benefit Amount in the Investment Portfolios will be

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subject to investment risk, which is borne by the Beneficiary.

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD


  The amount of the death benefit will be the Contract Value as of the Business Day We receive due proof of death and a payment election.


OPTIONAL GUARANTEED MINIMUM DEATH BENEFITS

  For an extra charge, at the time you purchase the Contract, you can choose one of two optional Guaranteed Minimum Death Benefit options each of which, depending on market conditions, may provide a greater Death Benefit Amount than the death benefit described above.

 GUARANTEED MINIMUM DEATH BENEFIT OPTION 1. Under this option, if you die before age 80, the Death Benefit Amount will be the greater of:


  (1) the total Purchase Payments you have made, less all Adjusted Partial Withdrawals, Contingent Deferred Sales Charges and any applicable premium taxes;



  (2) the Contract Value as of the Business Day We receive due proof of death and a payment election; or



  (3) the largest Contract Value on any Contract Anniversary before the Owner or Joint Owner's death, less any Adjusted Partial Withdrawals made subsequent to such Contract Anniversary, and limited to no more than twice the amount of Purchase Payments paid less any Adjusted Partial Withdrawals.


 GUARANTEED MINIMUM DEATH BENEFIT OPTION 2. Under this option, if you die before age 80, the Death Benefit Amount will be the greater of:

  (1) the total Purchase Payments you have made, less all Adjusted Partial Withdrawals, Contingent Deferred Sales Charges and any applicable premium taxes;

  (2) the Contract Value as of the Busines Day We receive due proof of death and a payment election;


  (3) the largest Contract value on any Contract Anniversary before the Owner or Joint Owner's death, less any Adjusted Partial Withdrawals made subsequent to such Contract Anniversary, and limited to no more than twice the amount of Purchase Payments paid less any Adjusted Partial Withdrawals; or


  (4) the total Purchase Payments you have made, less any Adjusted Partial Withdrawals, increased by 5% each year up to the date of death, and limited to no more than twice the amount of Purchase Payments paid less any Adjusted Partial Withdrawals.

  For purposes of these two optional Guaranteed Minimum Death Benefits, if death occurs at age 80 or later, the Death Benefit Amount will be your Contract Value as of the Busines Day We receive due proof of death and a payment election.

  It is possible that the IRS may take the position that charges for the Optional Guaranteed Minimum Death Benefits are deemed to be taxable distributions to you. Although We do not believe that such charges should be treated as taxable distributions, you should consult your tax adviser prior to selecting these riders.


  If you take a partial withdrawal at a time when your Death Benefit Amount is greater than your Contract Value, your Death Benefit Amount may then be reduced by an amount greater than the amount withdrawn.


  If Joint Owners are named, the Death Benefit Amount is determined based on the age of the oldest Owner and is payable on the first death. If the Owner is a non-natural person, the death of an Annuitant will be treated as the death of the Owner.


  If the Beneficiary is the spouse of the Owner of the Contact and elects to continue the Contract after the Owner's death, the Beneficiary can elect to continue the optional Guaranteed Minimum Death Benefit. However, for purposes of determining the new death benefit amount, the Contract Value on the date the Contract is continued is treated as the premium.


  THESE BENEFITS MAY NOT BE AVAILABLE IN YOUR STATE.

OPTIONAL EARNINGS PROTECTION BENEFIT (EPB)

  The Earnings Protection Benefit (EPB) is designed to provide an additional benefit at death, which helps to defray federal and state taxes. For an additional charge, you can elect the EPB rider at the time you purchase the Contract if you are below age 76. The rider consists of two portions: base coverage and optional coverage. The rider's base death benefit and the rider's optional death benefit, when elected, are payable in addition to any Death Benefit Amount under the Contract or any other rider. Withdrawals from the Contract will reduce the rider's death benefit. No benefit is payable if death occurs on or after the Annuity Date. This rider is only available to Non-Qualified Contracts. We recommend that you consult your tax advisor before you purchase this rider.

 BASE DEATH BENEFIT. Upon the death of the Owner, We will add an amount to the Death Benefit Amount equal to 50% (30% if the Owner was between the ages of 70 and 75 when We issued the Contract) of the Eligible Gain to the Beneficiary upon Our receipt of due proof of death of the Owner at Our administrative office.

 OPTIONAL DEATH BENEFIT. If Owner death occurs after the fifth Contract Anniversary and the optional death benefit is selected, We will pay in addition to the rider's base death benefit an optional rider death benefit in an amount equal to 50% (30% for issue ages 70-75) of the Optional Gain to

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the Beneficiary upon Our receipt of due proof of death of the Owner. This optional death benefit is only available for exchanges of deferred annuity Contracts in a manner that qualifies for non-recognition of income treatment under Section 1035 of the Internal Revenue Code, as amended.

 ELIGIBLE GAIN. Eligible Gain is the least of:

   - the Contract gain; or

   - if death occurs before the first Contract Anniversary, the initial Purchase Payment less Equivalency Withdrawals from the initial Purchase Payment; or

   - if death occurs after the first Contract Anniversary has elapsed, all Purchase Payments applied to the Contract except Purchase Payments applied within 12 months prior to the date of death, reduced by all Equivalency Withdrawals during the life of the Contract.

 EQUIVALENCY WITHDRAWAL. The Equivalency Withdrawal is:

   - the partial withdrawal amount; divided by

   - the Contract Value prior to the withdrawal; multiplied by

   - the sum of all Purchase Payments less all prior Equivalency Withdrawals.

  If you take a partial withdrawal at a time when the sum of all Purchase Payments less prior Equivalency Withdrawals is greater than your Contract Value, then your Earnings Protection Benefit will be reduced by an amount greater than the amount withdrawn.

 OPTIONAL COVERAGE PERCENTAGE. The Optional Coverage Percentage is a percentage of the initial Purchase Payment. You must elect the Optional Coverage Percentage at the time of application.


 CONTRACT GAIN. The Contract Gain is calculated by deducting Purchase Payments less Equivalency Withdrawals from the Contract Value.


 OPTIONAL GAIN. The Optional Gain is:

   - the Optional Coverage Percentage; multiplied by

   - the initial Purchase Payment less Equivalency Withdrawals (from the initial Purchase Payment); less

   - the sum of all Purchase Payments reduced by withdrawals, less Contract value, when the sum of all Purchase Payments reduced by withdrawals is greater than Contract value.

 TERMINATION. The EPB rider terminates and charges and benefits automatically end on the earliest of:

   - The Annuity Date; or

   - Full surrender; or

   - Death of the Owner; or

   - Transfer of ownership

  We may terminate the EPB rider if necessary to comply with applicable state and federal regulations.

  It is possible that the IRS may take the position that charges for the Earnings Protection Benefits are deemed to be taxable distributions to you. Although We do not believe that such charges should be treated as taxable distributions, you should consult your tax adviser prior to selecting these riders.

  See Appendix B for examples of how this benefit works.

  THIS BENEFIT MAY NOT BE AVAILABLE IN YOUR STATE.

PAYMENT OF THE DEATH BENEFIT DURING THE ACCUMULATION PERIOD


  Unless already selected by you, a Beneficiary must elect the Death Benefit Amount to be paid under one of the options described below in the event of the death of the Owner or a Joint Owner during the Accumulation Period.


  OPTION 1--lump sum payment of the Death Benefit Amount; or

  OPTION 2--the payment of the entire Death Benefit Amount within 5 years of the date of death of the Owner or Joint Owner; or

  OPTION 3--payment of the Death Benefit Amount under an Annuity Option over the lifetime of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distribution beginning within 1 year of the date of your death or of any Joint Owner.

  Any portion of the Death Benefit Amount not applied under Option 3 within 1 year of the date of your death, or that of a Joint Owner, must be distributed within 5 years of the date of death.

  Unless you have previously designated one of the payment options above, a Beneficiary who is a spouse of the Owner may elect to:

   - continue the Contract in his or her own name at the then current Death Benefit Amount;

   - elect a lump sum payment of the Death Benefit Amount; or

   - apply the Death Benefit Amount to an Annuity Option.

  If the spouse elects to continue the Contract, the Death Benefit Amount otherwise payable will be the initial Purchase Payment for the purpose of determining benefits under the Contract for the continuing spouse.


  If a lump sum payment is requested, the Death Benefit Amount will be paid within 7 days, unless the suspension of payments provision is in effect. Payment to the Beneficiary, in any form other than a lump sum, may only be elected during the 60-day period beginning with the date of receipt by Us of due proof of death.



  The Contract Value for purposes of calculating any Death Benefit Amount will be determined as of the Business Day We receive due proof of death and an election for the payment method (see below). After the Death Benefit


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Amount is calculated, it will remain in the Sub-accounts, the Fixed Account and/or Market Value Adjustment Accounts until distribution begins. Until We distribute the Death Benefit Amount, the Death Benefit Amount in the Sub-accounts will be subject to investment risk, which is borne by the Beneficiary.


DEATH OF CONTRACT OWNER DURING THE ANNUITY PERIOD

  If you or a Joint Owner, who is not the Annuitant, dies during the Annuity Period, any remaining Annuity Payments under the Annuity Option elected will continue to be made at least as rapidly as under the method of distribution in effect at the time of the Owner's or Joint Owner's death. Upon the Owner's death during the Annuity Period, the Beneficiary becomes the Owner. Upon the death of any Joint Owner during the Annuity Period, the surviving Owner, if any, will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.

DEATH OF ANNUITANT

  If the Annuitant, who is not an Owner or Joint Owner, dies during the Accumulation Period, you will automatically become the Annuitant. A change of Annuitant by the Owner may result in a taxable event. You may designate a new Annuitant subject to Our approval. If the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, a new Annuitant may not be named, and death benefit will become due and payable.

  Upon the death of the Annuitant during the Annuity Period, the death benefit, if any, will be as provided for in the Annuity Option selected. The death benefit will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

ANNUITY PAYMENTS (THE ANNUITY PERIOD)

  Under the Contract you can receive regular income payments. We call these payments Annuity Payments. You can choose the date on which those payments begin. We call that date the Annuity Date.


  Your Annuity Date cannot be any earlier than 90 days after We issue the Contract. Annuity payments must begin by the earlier of the Annuitant's 90th birthday or the maximum date allowed by law. To receive the Guaranteed Minimum Income Benefit, there are certain Annuity Date requirements (see below). We determine the Annuity Payment based on the life expectancy of the Annuitant. You can change the Annuity Date at any time prior to 30 days of the existing Annuity Date by providing Us with a written request.


  For a Contract held under a tax-qualified retirement arrangement (other than an IRA), the Annuity Date generally may not be later than (i) April 1 of the year after the year in which the Annuitant attains age 70 1/2, or (ii) the calendar year in which the Annuitant retires if later. For a Contract held as an IRA, the Annuity Date may not be later than April 1 of the year after the year in which the Annuitant attains age 70 1/2.

  You can also choose among income plans. We call those Annuity Options. You can elect an Annuity Option by providing Us with a written request. You can change the Annuity Option at any time up to 30 days before the existing Annuity Date. If you do not choose an Annuity Option, We will assume that you selected Option 2, which provides a life annuity with 10 years of guaranteed payments.

  During the Annuity Period, you can choose to have fixed Annuity Payments (these payments will come from Jefferson National's general account), variable Annuity Payments (these payments will be based on the performance of Investment Portfolios) or a combination of both. If you do not tell Us otherwise, your Annuity Payments will be based on the investment allocations that were in place on the Annuity Date. Unless you tell Us otherwise, any moneys in the Market Value Adjustment Accounts and the Fixed Account will be applied toward the purchase of a fixed annuity.

ANNUITY PAYMENT AMOUNT

  If you choose to have any portion of your Annuity Payments come from the Investment Portfolio(s), the dollar amount of your Annuity Payment will depend upon:

  1) The value of your Contract in the Sub-account(s) on the Annuity Date or the Death Benefit Amount if the Annuity Option is selected to pay the death benefit;

  2) The 3% or 5% (as you select prior to the Annuity Date) assumed investment rate used in the annuity table for the Contract;

  3) The performance of the Investment Portfolio(s) you selected; and

  4) The Annuity Option you selected.

  You can choose either a 3% or a 5% assumed investment rate (AIR). If the actual performance exceeds the 3% or 5% (as you selected) AIR, your Annuity Payments will increase. Similarly, if the actual performance is less than the 3% or 5% (as you selected) AIR your Annuity Payments will decrease. Using a higher AIR results in a higher initial Annuity Payment, but later payments will increase more slowly when investment performance rises and decrease more rapidly when investment performance declines.


  On the Annuity Date, the Contract Value, less any premium tax, less any Contingent Deferred Sales Charge, and less any Contract Maintenance Charge will be applied under the Annuity Option you selected. If you select an


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Annuity Date that is on or after the 5th Contract Anniversary, and you choose an
Annuity Option that has a life contingency with a minimum of 5 years of guaranteed Annuity Payments, We will apply the value of your Contract, less any premium tax and less any Contract Maintenance Charge to the Annuity Option you elect.



  Annuity payments are made monthly unless you have less than $5,000 to apply toward an Annuity Option. In that case, We may make a single lump sum payment to you instead of monthly Annuity Payments. Likewise, if your Annuity Payments would be less than $50 a month, We have the right to change the frequency of Annuity Payments so that your Annuity Payments are at least $50.


  If the Contract is in the Annuity Period on a Contract Enhancement Date, the Contract Enhancement will be applied to increase the amount of future Annuity Payments by 2%. (See "Contract Enhancement" section above.)

OPTIONAL GUARANTEED MINIMUM INCOME BENEFIT (GMIB)

  For an extra charge, you can elect the Guaranteed Minimum Income Benefit. YOU MAY NOT SELECT THIS BENEFIT UNLESS YOU ALSO SELECT EITHER GUARANTEED MINIMUM DEATH BENEFIT OPTION 1 OR GUARANTEED MINIMUM DEATH BENEFIT OPTION 2.

  Under the Guaranteed Minimum Income Benefit, a Guaranteed Minimum Income benefit base will be applied to your Annuity Option to provide Annuity Payments.

 IF YOU ELECT GUARANTEED MINIMUM DEATH BENEFIT OPTION 1. Prior to your 80th birthday, the Guaranteed Minimum Income Benefit base is the greater of:

  (1) the total Purchase Payments you have made, less any Adjusted Partial Withdrawals, Contingent Deferred Sales Charges and any applicable premium taxes;


  (2) the Contract Value less any premium tax, less any Contingent Deferred Sales Charges, and less any Contract Maintenance Charges; or



  (3) the largest Contract Value on any Contract Anniversary, less any Adjusted Partial Withdrawals made subsequent to such Contract Anniversary, and limited to no more than twice the amount of Purchase Payments made less any Adjusted Partial Withdrawals.


 IF YOU ELECT GUARANTEED MINIMUM DEATH BENEFIT OPTION 2. Prior to your 80th birthday, the Guaranteed Minimum Income Benefit base is the greater of:

  (1) the total Purchase Payments you have made, less any Adjusted Partial Withdrawals, Contingent Deferred Sales Charges and any applicable premium taxes;

  (2) the Contract Value less any premium tax, less any Contingent Deferred Sales Charge, and less any Contract Maintenance Charge;

  (3) the largest Contract Value on any Contract Anniversary, less any Adjusted Partial Withdrawals, and limited to no more than twice the amount of Purchase Payments paid less any Adjusted Partial Withdrawals; or


  (4) the total Purchase Payments you have made, less any Adjusted Partial Withdrawals made subsequent to such Contract Anniversary, increased by 5% each year up to the date of annuitization, and limited to no more than twice the amount of Purchase Payments paid less any Adjusted Partial Withdrawals.



  Irrespective of which Guaranteed Minimum Death Benefit option you choose, the Guaranteed Minimum Income Benefit base after your 80th birthday is equal to the Contract Value, less any premium tax, less any Contingent Deferred Sales Charges, and less any Contract Maintenance Charges.


  If you take a partial withdrawal at a time when your Guaranteed Minimum Income Benefit base is greater than your Contract Value, then your Guaranteed Minimum Income Benefit base will be reduced by an amount greater than the amount withdrawn.

  If you elect this Guaranteed Minimum Income Benefit, the following limitations will apply:

   - You must choose either Annuity Option 2 or 4, unless otherwise agreed to by Us. If you do not choose an Annuity Option, Annuity Option 2, which will provide a life annuity with 10 years of guaranteed Annuity Payments, will be applied.

   - If you are age 50 or over on the date We issue the Contract, the Annuity Date must be on or after the later of your 65th birthday, or the 7th Contract Anniversary.

   - If you are under age 50 on the date We issue your Contract, the Annuity Date must be on or after the 15th Contract Anniversary.

   - The Annuity Date selected must occur within 30 days following a Contract Anniversary.

   - If there are Joint Owners, the age of the oldest Owner will be used to determine the Guaranteed Minimum Income Benefit. If the Contract is owned by a non-natural person, then Owner will mean the Annuitant for purposes of this benefit.

  On the Annuity Date, the initial income benefit will not be less than the Guaranteed Minimum Income Benefit base applied to the guaranteed Annuity Payment factors under the Annuity Option elected.

  It is possible that the IRS may take the position that charges for the Guaranteed Minimum Income Benefits are deemed to be taxable distributions to you. Although We do not believe that such charges should be treated as taxable

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distributions, you should consult your tax adviser prior to selecting these riders.

  THIS BENEFIT MAY NOT BE AVAILABLE IN YOUR STATE.

ANNUITY OPTIONS


  You can choose one of the following Annuity Options or any other Annuity Option, which is acceptable to Us. After Annuity Payments begin, you cannot change the Annuity Option. However, as to any variable portion of your Annuity Payment under Option 1 or Option 3, you may access your money during the Annuity Period by electing to receive the present value discounted at the Assumed Investment Rate (AIR). Once you elect to receive the present value, no further variable Annuity Payments will be made. Subsequent Annuity Payments will only consist of the remaining guaranteed fixed Annuity Payments, if any.


  OPTION 1. INCOME FOR A SPECIFIED PERIOD. We will pay income for a specific number of years in equal installments. However, if the Annuitant dies and We have made payments for less than the specified number of years, the Beneficiary may elect to receive a single lump sum payment, which will be equal to the present value of the remaining Annuity Payments (as of the Business Day We received due proof of death) discounted at the Assumed Investment Rate (AIR) for a variable Annuity Option.


  OPTION 2. INCOME FOR LIFE WITH PAYMENT GUARANTEED FOR A FIXED NUMBER OF
YEARS. We will make monthly Annuity Payments so long as the Annuitant is alive but at least for a specified period certain. If an Annuitant, who is not the Owner, dies before We have made all of the Annuity Payments, We will continue to make the Annuity Payments for the remainder of the specified period certain to your Beneficiary. If you do not want to receive Annuity Payments after the Annuitant's death, you can request a single lump sum payment, which will be equal to the present value of the remaining Annuity Payments (as of the Business Day We receive due proof of death) discounted at the Assumed Investment Rate for a variable Annuity Payout option.


  OPTION 3. INCOME OF SPECIFIED AMOUNT. We will pay income of a specified amount until the principal and interest are exhausted. However, if the Annuitant dies and We have made Annuity Payments less than the specified amount, you may elect to receive a single lump sum payment, which will be equal to the present value of the remaining Annuity Payments (as of the Business Day We receive due proof of death) discounted at the Assumed Investment Rate (AIR) for a variable Annuity Option.

  OPTION 4. JOINT AND SURVIVOR INCOME FOR LIFE. We will make monthly Annuity Payments as long as either the Annuitant or a joint Annuitant is alive. The Annuitant must be at least 50 years old, and the joint Annuitant must be at least 45 years old at the time of the first monthly Annuity Payment.

TAXES

  NOTE: JEFFERSON NATIONAL HAS PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. NO ATTEMPT IS MADE TO CONSIDER ANY APPLICABLE STATE TAX OR OTHER TAX LAWS, OR TO ADDRESS ANY FEDERAL ESTATE, OR STATE AND LOCAL ESTATE, INHERITANCE AND OTHER TAX CONSEQUENCES OF OWNERSHIP OR RECEIPT OF DISTRIBUTIONS UNDER A CONTRACT. YOU SHOULD CONSULT YOUR TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES.

ANNUITY CONTRACTS IN GENERAL

  When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. If you invest in a variable annuity as part of a pension plan or employer-sponsored retirement program, your Contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

TAX STATUS OF THE CONTRACTS

  Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

 DIVERSIFICATION REQUIREMENTS. The Internal Revenue Code (Code) requires that the investments of each Sub-account of the Separate Account underlying the Contracts be "adequately diversified" in order for the Contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each Sub-account, through the Investment Portfolio in which it invests, will satisfy these diversification requirements.

 OWNER CONTROL. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the Separate Account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the Contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of Our Contracts, such as the flexibility of an owner to allocate Premium Payments and transfer amounts among the Sub-accounts of the Separate Account. While We believe that the Contracts do not give owners investment control over Separate Account assets, We reserve the right to modify the Contracts as necessary to prevent an owner from being treated as the owner of the Separate Account assets supporting the Contract.

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 REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for
Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner of the Contract. Specifically, section 72(s) requires that (a) if any Owner dies on or after the Annuity Date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and (b) if any Owner dies prior to the Annuity Date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of a Owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner's death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom Ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

  The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

  Other rules may apply to Qualified Contracts.

TAXATION OF NON-QUALIFIED CONTRACTS

 NON-NATURAL PERSON. If a non-natural person (e.g., a corporation or certain trusts) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the Contract Value over the investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax adviser.

  The following discussion generally applies to Contracts owned by natural persons.

 WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value immediately before the distribution over the Owner's investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

 PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:

   - made on or after the taxpayer reaches age 59 1/2;

   - made on or after the death of an Owner;

   - attributable to the taxpayer's becoming disabled; or

   - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

  Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

 ANNUITY PAYMENTS. Although tax consequences may vary depending on the Annuity Option elected under an annuity contract, a portion of each Annuity Payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments, as determined when Annuity Payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each Annuity Payment is subject to tax as ordinary income.

 TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or
(ii) if distributed under an Annuity Option, they are taxed in the same way as annuity payments.

 TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an Annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment or

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exchange, should consult a tax advisor as to the tax consequences.

 WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

 MULTIPLE CONTRACTS. All Non-Qualified deferred annuity contracts that are issued by Us (or Our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

 ADDITIONAL CHARGES. It is possible that the IRS may take the position that charges for the Earnings Protection Benefit, charges for the Optional Guaranteed Minimum Death Benefit and charges for the Guaranteed Minimum Income Benefit under the Contract are deemed to be taxable distributions to you. Although We do not believe that a rider charge under the Contract should be treated as a taxable withdrawal, you should consult your tax adviser prior to selecting any rider or endorsement under the Contract.

TAXATION OF QUALIFIED CONTRACTS

  The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

  INDIVIDUAL RETIREMENT ACCOUNTS (IRAs), as defined in Section 408 of the Code, permit individuals to make annual contributions of up to the lesser of a specified annual amount or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. The Contract offers death benefits, which may exceed the greater of Purchase Payments or Contract Value. The IRS has not reviewed the Contract for qualification as an IRA. The IRS has not addressed, and is unlikely to address, in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualification requirements. However, these death benefit provisions have been addressed in proposed and temporary regulations related to distribution requirements. You should consult your tax adviser regarding these features and benefits if you have any questions prior to purchasing a Contract.

  ROTH IRAS, as described in Code Section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made
(1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

  CORPORATE PENSION AND PROFIT-SHARING PLANS under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract. The Contract includes an enhanced death benefit that in some cases may exceed the greater of the Purchase Payments or the Contract value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

  TAX SHELTERED ANNUITIES under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the Purchase Payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These Purchase Payments may be subject to FICA (Social Security) tax.

  Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also

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be distributed upon hardship, but would generally be subject to penalties. The
Contract's death benefit could be characterized as an incidental death benefit, the amount of which is limited in any Code Section 403(b) annuity contract. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

  CODE SECTION 457, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

 OTHER TAX ISSUES. Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

  Distributions from contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

  "Eligible rollover distributions" from section 401(a) and 403(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee from such a plan, except certain distributions such as distributions required by the Code, certain distributions of after-tax contributions, hardship distributions, or distributions in a specified annuity form. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to another tax-qualified plan, 403(b) plan, governmental section 457 plan, or IRA.

POSSIBLE TAX LAW CHANGES

  Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

  We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

OTHER INFORMATION

LEGAL PROCEEDINGS

  Like other life insurance companies, there is a possibility that We may become involved in lawsuits. Currently, however, there are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. Neither Jefferson National nor Inviva Securities Corporation, the distributor of the Contracts, is involved in any litigation that is of material importance in relation to their total assets or that relates to the Separate Account.

THE SEPARATE ACCOUNT

  We established a separate account, Jefferson National Life Annuity Account K (Separate Account), to hold the assets that underlie the Contracts. Our Board of Directors adopted a resolution to establish the Separate Account under Texas Insurance law on November 3, 2003. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into Sub-accounts. Registration under the 1940 Act does not involve the supervision by the SEC of the management or investment policies or practices of the Variable Account. The Separate Account is regulated by the Insurance Department of Texas. Regulation by the state, however, does not involve any supervision of the Separate Account, except to determine compliance with broad statutory criteria.

  The assets of the Separate Account are held in Our name on behalf of the Separate Account and legally belong to Us. However, those assets that underlie the Contracts are not chargeable with liabilities arising out of any other business We may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts We may issue.

  Where permitted by law, We may:

   - create new Separate Accounts;

   - combine Separate Accounts, including combining the Separate Account with another separate account established by the Company;

   - transfer assets of the Separate Account, which We determine to be associated with the class of policies to which this policy belongs, to another separate account;

   - transfer the Separate Account to another insurance Company;

   - add new Sub-accounts to or remove Sub-accounts from the Separate Account, or combine Sub-accounts;

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   - make the Sub-accounts available under other policies We issue;

   - add new Investment Portfolios or remove existing Investment Portfolios;

   - substitute new Investment Portfolios for any existing Investment Portfolio which We determine is no longer appropriate in light of the purposes of the Separate Account;

   - deregister the Separate Account under the Investment Company Act of 1940;
     and

   - operate the Separate Account under the direction of a committee or in another form.

DISTRIBUTOR

  Inviva Securities Corporation (ISC), 9920 Corporate Campus Drive, Suite 1000, Louisville, Kentucky 40223, acts as the distributor of the Contracts. ISC is registered as a broker-dealer under the Securities Exchange Act of 1934. ISC is a member of the National Association of Securities Dealers, Inc. Sales of the Contracts will be made by registered representatives of broker-dealers authorized to sell the Contracts. The registered representatives of the broker-dealers will also be licensed insurance representatives of Jefferson National. See the Statement of Additional Information for more information.

  Commissions will be paid to broker-dealers who sell the Contracts. Broker-dealer commissions may be up to 8.5% of Purchase Payments and may include reimbursement of promotional or distribution expenses associated with the marketing of the Contracts. We may, by agreement with the broker-dealer, pay commissions as a combination of a certain percentage amount at the time of sale and a trail commission. This combination may result in the broker-dealer receiving more commission over time than would be the case if it had elected to receive only a commission at the time of sale. The commission rate paid to the broker-dealer will depend upon the nature and level of services provided by the broker-dealer.

FINANCIAL STATEMENTS

  Our financial statements have been included in the Statement of Additional Information and should be considered only as bearing upon the ability of the Company to meet its obligations under the Contract.They should not be considered as bearing on the investment performance of the Investment Portfolios. The value of the Investment Portfolios is affected primarily by the performance of the underlying investments. Sales of the Advantage Reward 2Plus2 Individual Flexible Premium Deferred Annuity have only recently begun; therefore, there are no separate account financial statements available.

INDEPENDENT AUDITORS

  The statutory-basis financial statements of Jefferson National Life Insurance Company at December 31, 2003 and 2002, and for each of the two years in the period ended December 31, 2003 appearing in this Statement of Additional Information and have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

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APPENDIX A--MORE INFORMATION ABOUT THE INVESTMENT PORTFOLIOS

  Below is a summary of the investment objectives and strategies of each Investment Portfolio available under the Contract. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

  The Investment Portfolio prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks of each Investment Portfolio. The following descriptions are qualified in their entirety by the prospectus for each Investment Portfolio.

40/86 SERIES TRUST (FORMERLY CONSECO SERIES TRUST)

  40/86 Series Trust is managed by 40/86 Advisors, Inc. (formerly, Conseco Capital Management). 40/86 Series Trust is a mutual fund with multiple portfolios. The following Investment Portfolios are available under the
Contract:

40/86 SERIES TRUST BALANCED PORTFOLIO (FORMERLY, CONSECO BALANCE PORTFOLIO)

  The 40/86 Series Trust Balanced Portfolio seeks a high total investment return, consistent with the preservation of capital and prudent investment risk. Normally, the portfolio invests approximately 50-65% of its assets in equity securities, and the remainder in a combination of fixed income securities, or cash equivalents.

40/86 SERIES TRUST EQUITY PORTFOLIO (FORMERLY, CONSECO EQUITY PORTFOLIO)

  The 40/86 Series Trust Equity Portfolio seeks to provide a high total return consistent with preservation of capital and a prudent level of risk. Normally invests at least 80% of its assets in U.S. common stocks, primarily in small and midsize U.S. companies, widely diversified by industry and company.

40/86 SERIES TRUST FIXED INCOME PORTFOLIO (FORMERLY, CONSECO FIXED INCOME PORTFOLIO)

  The 40/86 Series Trust Fixed Income Portfolio seeks the highest level of income consistent with preservation of capital. Normally invests at least 80% of its assets in investment-grade U.S. and foreign corporate and government debt.

40/86 SERIES TRUST FOCUS 20 PORTFOLIO (FORMERLY, CONSECO 20 FOCUS PORTFOLIO)

  The 40/86 Focus 20 Portfolio seeks capital appreciation. Using a top-down approach, seeks to maximize returns over a market cycle. Starts by establishing a global economic outlook, focusing on interest rate anticipation, then concentrates on investments in specific industries. The Portfolio is non-diversified and will normally concentrate its investments in a core position of approximately 15-25 common stocks.

40/86 SERIES TRUST GOVERNMENT SECURITIES PORTFOLIO (FORMERLY, GOVERNMENT SECURITIES PORTFOLIO)

  The 40/86 Series Trust Government Securities Portfolio seeks safety of capital, liquidity and current income. Normally invests at least 80% of its assets in securities issued by the U.S. government and its agencies and instrumentalities.

40/86 SERIES TRUST HIGH YIELD PORTFOLIO (FORMERLY, HIGH YIELD PORTFOLIO)

  The 40/86 Series Trust High Yield Portfolio seeks to provide a high level of current income with a secondary objective of capital appreciation. Normally invests at least 80% of its assets in high-yield (below investment grade) fixed income securities.

40/86 SERIES TRUST MONEY MARKET PORTFOLIO (FORMERLY, MONEY MARKET PORTFOLIO)

  The 40/86 Series Trust Money Market Portfolio seeks current income consistent with stability of capital and liquidity. The portfolio may invest in U.S. government securities, bank obligations, commercial paper obligations, short-term corporate debt securities and municipal obligations.

AIM VARIABLE INSURANCE FUNDS

  The AIM Variable Insurance Funds is a mutual fund with multiple portfolios. INVESCO Variable Investment Funds, Inc. merged with AIM Variable Insurance Funds. AIM Advisors, Inc. serves as the investment advisor. INVESCO Institutional (N.A.), Inc. (formerly INVESCO Funds Group, Inc.) serves as the investment subadvisor for INVESCO VIF--Core Equity Fund, INVESCO VIF--Financial Services Fund, INVESCO VIF--Health Sciences Fund, and INVESCO VIF--Technology Fund. The following Investment Portfolios are available under the Contract:

AIM V.I. BASIC VALUE FUND - SERIES II SHARES

  The fund's investment objective is long-term growth of capital. The fund seeks to meet its objective by investing, normally, at least 65% of its total assets in equity securities of U.S. issuers that have market capitalizations of greater than $500 million and that the portfolio managers believe to be undervalued in relation to long-term earning power or other factors. The fund may also invest up to 35% of its total assets in equity securities of U.S. issuers that have market capitalizations of less than $500 million and in investment-grade non-convertible debt securities, U.S. government securities and high-quality money market instruments, all of which are issued by U.S. issuers. The fund may also invest up to 25% of its total assets in foreign securities. In selecting investments, the portfolio managers seek to

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identify those companies whose prospects and growth potential are undervalued by investors and that provide the potential for attractive returns. The portfolio managers allocate investments among fixed-income securities based on their views as to the best values then available in the marketplace. The portfolio managers consider whether to sell a particular security when any of these factors materially changes.

AIM V.I. MID CAP CORE EQUITY FUND - SERIES II SHARES

  The fund's investment objective is long-term growth of capital. The fund seeks to meet this objective by investing, normally, at least 80% of its assets, in equity securities, including convertible securities, of mid-capitalization companies. The fund considers a company to be a mid-capitalization company if it has a market capitalization, at the time of purchase, within the range of the largest and smallest capitalized companies included in the Russell MidcapTM Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month.

AIM V.I. HIGH YIELD FUND - SERIES I SHARES

  The fund's investment objective is to achieve a high level of current income. The fund seeks to meet its objective by investing, normally, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in non-investment grade debt securities, i.e., "junk bonds." The funds investments may include investments in synthetic instruments. The fund may also invest in preferred stock. The fund may invest up to 25% of its total assets in foreign securities.

AIM V.I. REAL ESTATE FUND - SERIES I SHARES
(FORMERLY KNOWN AS INVESCO VIF--REAL ESTATE OPPORTUNITY FUND).

  The fund's investment objective is to achieve high total return. The fund seeks to meet its objective by investing, normally, at least 80% of its assets in securities of real estate and real estate-related companies. The fund may invest in debt and equity securities, including convertible securities, and its investments may include other securities such as synthetic instruments. The fund considers a company to be a real estate-related company if at least 50% of its assets, gross income or net profits are attributable to ownership, construction, management or sale of residential, commercial or industrial real estate. These companies include equity real estate investment trusts (REITs) that own property and mortgage REITs that make short-term construction and development mortgage loans or that invest in long term mortgages or mortgage pools, or companies whose products and services are related to the real estate industry, such as manufacturers and distributors of building supplies and financial institutions that issue or service mortgages. The fund may invest up to 25% of its total assets in foreign securities.

INVESCO VIF--CORE EQUITY FUND - SERIES I SHARES

  The INVESCO VIF--Core Equity Fund seeks to provide high total return through both growth and income from these investments. The Fund normally invests at least 80% of its net assets in common and preferred stocks.

INVESCO VIF--FINANCIAL SERVICES FUND - SERIES I SHARES

  The INVESCO VIF--Financial Services Fund seeks capital growth. It is aggressively managed. The Fund normally invests 80% of its net assets in the equity securities and equity-related instruments of companies involved in the financial services sector.

INVESCO VIF--HEALTH SCIENCES FUND - SERIES I SHARES

  The INVESCO VIF--Health Sciences Fund seeks capital growth. The Fund normally invests 80% of its net assets in the equity securities and equity-related instruments of companies that develop, produce or distribute products or services related to health care.

INVESCO VIF--TECHNOLOGY FUND - SERIES I SHARES

  The INVESCO VIF--Technology Fund seeks capital growth. The Fund normally invests at least 80% of its net assets in the equity securities and equity-related instruments of companies engaged in technology-related industries.

THE ALGER AMERICAN FUND

  The Alger American Fund is a mutual fund with multiple portfolios. The manager of the fund is Fred Alger Management, Inc. The following Investment Portfolios are available under the Contract:

ALGER AMERICAN GROWTH PORTFOLIO

  The Alger American Growth Portfolio seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.

ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO

  The Alger American Leveraged AllCap Portfolio seeks long-term capital appreciation. Under normal circumstances, the portfolio invests in the equity securities of companies of any size which demonstrate promising growth potential. The portfolio can leverage, that is borrow money,

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up to one-third of its total assets to buy additional securities. By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.

ALGER AMERICAN MIDCAP GROWTH PORTFOLIO

  The Alger American MidCap Growth Portfolio seeks long-term capital appreciation. It focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the Russell Midcap Growth Index or the S&P MidCap 400 Index.

ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO

  The Alger American Small Capitalization Portfolio seeks long-term capital appreciation. It focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

  American Century Variable Portfolios, Inc. is a registered open-end management investment company with multiple funds. The funds' investment adviser is American Century Investment Management, Inc. The following Investment Portfolios are available under the Contract:

AMERICAN CENTURY VP INCOME & GROWTH FUND

  The VP Income & Growth Fund seeks capital growth by investing in common stocks. Income is a secondary objective.

AMERICAN CENTURY VP INFLATION PROTECTION FUND

  The American Century VP Inflation Protection Fund pursues long-term total return using a strategy that seeks to protect against U.S. inflation.

AMERICAN CENTURY VP INTERNATIONAL FUND

  The American Century VP International Fund seeks capital growth. The fund managers use a growth investment strategy developed by American Century to invest in stocks of companies that they believe will increase in value over time.

AMERICAN CENTURY VP VALUE FUND

  The American Century VP Value Fund seeks long-term capital growth by investing in common stock. Income is a secondary objective.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. (INITIAL SHARES)

  The Dreyfus Socially Responsible Growth Fund, Inc. is a mutual fund. The investment adviser for the fund is The Dreyfus Corporation.

  The Dreyfus Socially Responsible Growth Fund, Inc. seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund invests at least 80% of its assets in the common stock of companies that, in the opinion of the fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

DREYFUS STOCK INDEX FUND (INITIAL SHARES)

  The Dreyfus Stock Index Fund is a mutual fund. The investment adviser for the fund is The Dreyfus Corporation and Mellon Equity Associates.

  The Dreyfus Stock Index Fund seeks to match the total return of the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500 in proportion to their weighting in the index.

DREYFUS VARIABLE INVESTMENT FUND
(INITIAL SHARES)

  The Dreyfus Variable Investment Fund ("Dreyfus VIF") is a mutual fund with multiple portfolios. The investment adviser for the fund is The Dreyfus Corporation. The following Investment Portfolios are available under the
Contract:

DREYFUS VIF--DISCIPLINED STOCK PORTFOLIO

  The Dreyfus VIF--Disciplined Stock Portfolio seeks investment returns (consisting of capital appreciation and income) that are greater than the total return performance of stocks represented by the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the portfolio invests at least 80% of its assets in stocks.

DREYFUS VIF--INTERNATIONAL VALUE PORTFOLIO

  The Dreyfus VIF--International Value Portfolio seeks long-term capital growth. To pursue this goal, the portfolio invests at least 80% of its assets in stocks. The Portfolio ordinarily invests most of its assets in securities of foreign issuers which Dreyfus considers to be "value" companies.

FEDERATED INSURANCE SERIES

  Federated Insurance Series is a mutual fund with multiple portfolios. Federated Investment Management Company is the adviser to the Federated High Income Bond Fund II (Primary Shares) and the Federated Capital Income Fund II. Federated Global Investment Management Corp. is the adviser to the Federated International Equity Fund II and

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the Federated International Small Company Fund II. The following Investment
Portfolios are available under the Contract:

FEDERATED CAPITAL INCOME FUND II

  The Federated Capital Income Fund II seeks high current income and moderate capital appreciation. The Fund pursues its investment objective by investing primarily in equity securities of companies engaged in providing utility services.

FEDERATED HIGH INCOME BOND FUND II
(PRIMARY SHARES)

  The Federated High Income Bond Fund II's (Primary Shares) seeks high current income by investing primarily in a professionally managed, diversified portfolio of high yield, lower rated corporate bonds (also known as "junk bonds").

FEDERATED INTERNATIONAL EQUITY FUND II

  The Federated International Equity Fund II seeks to obtain a total return on its assets. The Fund's total return will consist of two components: (1) changes in the market value of its portfolio securities (both realized and unrealized appreciation); and (2) income received from its portfolio securities.

FIRST AMERICAN INSURANCE PORTFOLIOS, INC.

  First American Insurance Portfolios is a mutual fund with multiple portfolios. U.S. Bancorp Asset Management, Inc. serves as the investment advisor to the Portfolios. The following portfolios are available under the contract:

FIRST AMERICAN LARGE CAP GROWTH PORTFOLIO

  First American Large Cap Growth Portfolio seeks long-term growth of capital. Under normal market conditions, the Portfolio invests primarily (at least 80% of net assets, plus the amount of any borrowings for investment purposes) in common stocks of companies that have market capitalizations of at least $5 billion at the time of purchase.

FIRST AMERICAN MID CAP GROWTH PORTFOLIO

  First American Mid Cap Growth Portfolio seeks growth of capital. Under normal market conditions, the Portfolio invests primarily (at least 80% of net assets, plus the amount of any borrowings for investment purposes) in common stocks of mid-capitalization companies that have market capitalizations at the time of purchase within the range of market capitalizations of companies constituting the Russell Midcap Index.

JANUS ASPEN SERIES

  Janus Aspen Series is a mutual fund with multiple portfolios. Janus Capital Management LLC is the investment adviser to the fund. The following Investment Portfolios are available under your Contract:

JANUS ASPEN GROWTH PORTFOLIO
(INSTITUTIONAL SHARES)

  The Janus Aspen Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It pursues its objective by investing primarily in common stocks selected for their growth potential.

JANUS ASPEN MID CAP GROWTH PORTFOLIO
(INSTITUTIONAL SHARES)

  The Janus Aspen Mid Cap Growth Portfolio seeks long-term growth of capital. It pursues its objective by investing, under normal circumstances, at least 80% of its net assets in equity securities of mid-sized companies whose market capitalization falls, at the time of initial purchase, in the 12-month average of the capitalization range of the Russell Midcap Growth Index.

JANUS ASPEN SERIES GROWTH & INCOME PORTFOLIO (INSTITUTIONAL SHARES)

  The Janus Aspen Series Growth and Income Portfolio seeks long-term capital growth and current income. It pursues its objective by normally emphasizing investments in common stocks. It will normally invest up to 75% of its assets in equity securities selected primarily for their growth potential, and at least 25% of its assets in securities the portfolio manager believes have income potential.

JANUS ASPEN SERIES INTERNATIONAL GROWTH
PORTFOLIO (INSTITUTIONAL SHARES)

  The Janus Aspen Series International Growth Portfolio seeks long-term growth of capital. It invests, under normal circumstances, at least 80% of its net assets in securities of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers and, under unusual circumstances, it may at times invest all of its assets in fewer than five countries or even a single country.

JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO
(INSTITUTIONAL SHARES)

  The Janus Aspen Worldwide Growth Portfolio seeks long-term growth in capital in a manner consistent with the preservation of capital. It pursues its objective by investing primarily in common stocks of companies of any size through the world.

LAZARD RETIREMENT SERIES, INC.

  Lazard Retirement Series, Inc. is a mutual fund with multiple portfolios. Lazard Asset Management LLC serves as the investment manager of the portfolios. The investment

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manager is a division of Lazard Freres & Co., LLC, a DE limited liability company, which is registered as an investment adviser with the SEC. The following Investment Portfolios are available under the Contract:

LAZARD RETIREMENT EMERGING MARKETS PORTFOLIO

  Seeks long-term capital appreciation. Uses a bottom-up approach to stock selection following a relative-value investment style. Screening processes first identify companies that are attractively priced relative to their financial returns. Then fundamental analysis considers sustainability of returns, while accounting validation examines companies' stated financial statistics. Quantitative research techniques are used to monitor risks associated with industry and country concentrations in order to ensure diversification. Invests in 60-90 securities, with a market capitalization of $300 million or greater, that are domiciled in countries that comprise the MSCI Emerging Markets Free-Registered Trademark- Index.

LAZARD RETIREMENT EQUITY PORTFOLIO

  The Lazard Retirement Equity Portfolio seeks long-term capital appreciation by investing primarily in equity securities, principally common stocks, of relatively large U.S. companies with market capitalizations in the range of the S&P 500-Registered Trademark- Index that the Investment Manager believes are undervalued based on their earnings, cash flow or asset values.

LAZARD RETIREMENT INTERNATIONAL EQUITY PORTFOLIO

  Seeks long-term capital appreciation. A bottom-up approach to stock selection following a relative-value investment style. Screening processes first identify companies that are attractively priced relative to their financial returns. Then fundamental analysis considers sustainability of returns, while accounting validation examines companies' stated financial statistics. Quantitative research techniques are used to monitor risks associated with industry and country concentrations in order to ensure diversification. Invests in 60-80 securities, with a market capitalization of $3 billion or greater, that are domiciled in countries that comprise the MSCI EAFE-Registered Trademark- Index.

LAZARD RETIREMENT SMALL CAP PORTFOLIO

  The Lazard Retirement Small Cap Portfolio seeks long-term capital appreciation by investing primarily in equity securities, principally common stocks, of relatively small U.S. companies with market capitalizations in the range of the Russell 2000-Registered Trademark- Index that the Investment Manager believes are undervalued based on their earnings, cash flow or asset values.

LORD ABBETT SERIES FUND, INC.

  Lord Abbett Series Fund, Inc. is a mutual fund with multiple portfolios. The fund's investment adviser is Lord, Abbett & Co. LLC ("Lord Abbett"), a Delaware limited liability company, which is registered as an investment adviser with the SEC. The following Investment Portfolios are available under the Contract:

LORD ABBETT SERIES FUND, INC.--AMERICA'S VALUE PORTFOLIO

  The Lord Abbett Series Fund, Inc.--America's Value Portfolio seeks current income and capital appreciation through investments in equity securities of companies with market capitalization greater than $500 million at the time of purchase and fixed income securities of various types. This market capitalization threshold may vary in response to changes in the markets. The Fund generally uses a value approach to identify particular investments. To pursue this goal, the Fund normally invests at least 65% of its net assets in equity securities and may invest its remaining assets in equity or fixed income securities. The Fund also normally invests at least 80% of its net assets in equity and fixed income securities issued by companies organized in or maintaining their principal place of business in the United States, or whose securities are traded primarily in the United States. The Fund may invest up to 20% of its net assets in foreign securities that are primarily traded outside the United States.

LORD ABBETT SERIES FUND, INC.--GROWTH AND INCOME PORTFOLIO

  The Lord Abbett Series Fund, Inc.--Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuations in market value. To pursue this goal, the Fund primarily purchases equity securities of large, seasoned, U.S. and multinational companies that are believed to be undervalued. The Fund normally invests at least 80% of its net assets in equity securities of large companies with market capitalizations of at least $5 billion at the time of purchase. This market capitalization threshold may vary in response to changes in the markets. In selecting investments, the Fund attempts to invest in securities selling at reasonable prices in relation to Lord Abbett's assessment of their potential value.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

  Neuberger Berman Advisers Management Trust is a mutual fund with multiple portfolios. The fund is managed

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by Neuberger Berman Management, Inc. The following Investment Portfolios are available under the Contract:

NEUBERGER BERMAN AMT FASCIANO PORTFOLIO (CLASS S)

  The fund seeks long-term capital growth. The portfolio manager also may consider a company's potential for current income prior to selecting it for the fund. To pursue this goal, the fund invests mainly in common stocks of small-capitalization companies, which it defines as those with a total market value of no more than $1.5 billion at the time the fund first invests in them. The fund may continue to hold or add to a position in a stock after the issuer has grown beyond $1.5 billion. These include securities having common stock characteristics, such as securities convertible into common stocks, and rights and warrants to purchase common stocks. The manager will look for companies with: strong business franchises that are likely to sustain long-term rates of earnings growth for a three to five year time horizon, and stock prices that the market has undervalued relative to the value of similar companies and that offer excellent potential to appreciate over a three to five year time horizon.

NEUBERGER BERMAN AMT INTERNATIONAL PORTFOLIO

  Seeks long-term growth of capital. Invests in foreign companies of any size in developed and emerging industrialized markets. Manager looks for undervalued, well-managed companies with potential for above average growth. Seeks to reduce risk by diversifying among many industries. Generally intends to remain well-diversified across countries and geographical regions, but may invest a significant portion of assets in one country or region. Manager follows a disciplined selling strategy, selling stocks when they fail to perform as expected or when other opportunities appear more attractive.

NEUBERGER BERMAN AMT LIMITED MATURITY BOND PORTFOLIO

  The Limited Maturity Bond Portfolio seeks the highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal.

NEUBERGER BERMAN AMT MIDCAP GROWTH PORTFOLIO

  The Neuberger Berman AMT Midcap Growth Portfolio seeks growth of capital. To pursue this goal, the portfolio invests mainly in common stocks of mid-capitalization companies.

NEUBERGER BERMAN AMT PARTNERS PORTFOLIO

  The Neuberger Berman AMT Partners Portfolio seeks growth of capital. The managers look for well-managed companies whose stock prices are believed to be undervalued.

NEUBERGER BERMAN AMT REGENCY PORTFOLIO

  The fund seeks growth of capital. To pursue this goal, the fund invests mainly in common stocks of mid-capitalization companies. The fund seeks to reduce risk by diversifying among different companies and industries. The managers look for well-managed companies whose stock prices are undervalued. Factors in identifying these firms may include: strong fundamentals, such as a company's financial, operational, and competitive positions, consistent cash flow and a sound earnings record through all phases of the market cycle. The managers may also look for other characteristics in a company, such as a strong position relative to competitors, a high level of stock ownership among management, and a recent sharp decline in stock price that appears to be the result of a short-term market overreaction to negative news.

NEUBERGER BERMAN AMT SOCIALLY RESPONSIVE PORTFOLIO

  Seeks long-term growth of capital. Invests in companies that meet the fund's financial criteria and social policy--mainly in mid- to large-cap companies. Seeks to reduce risk by investing across many different industries. Pursues research-driven and valuation-sensitive approach to stock selection, identifying stocks in well-positioned businesses believed to be undervalued in the market. Looks for those showing leadership in three areas: 1) environmental concerns, 2) diversity in the work force, and 3) progressive employment and workplace practices, and community relations. Fund also looks at company's record in public health and the nature of its products. Firms judged on overall corporate citizenship, considering their accomplishments as well as their goals. Seeks to avoid companies deriving revenue from alcohol, tobacco, gambling, or weapons, or that are involved in nuclear power. Does not invest in companies that derive revenue primarily from non-consumer sales to the military. Follows a disciplined selling strategy and may sell stock when it reaches target price, fails to perform as expected, or when other opportunities appear more attractive.

PIMCO VARIABLE INSURANCE TRUST

  The PIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company LLC ("PIMCO") serves as investment adviser and the administrator for the Portfolios. The following Investment Portfolios are available under the Contract:

PIMCO VIT MONEY MARKET PORTFOLIO

  Seeks Maximum current income, consistent with preservation of capital and daily liquidity. Invests at least 95% of assets in a diversified portfolio of money market securities that are in the highest rating category for short-term obligations. May invest up to 5% of its total assets in money

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market securities that are in the second-highest rating category for short-term obligations. Invests only in US dollar-denominated securities that mature in 397 days or fewer from the date of purchase. The dollar-weighted average portfolio maturity will not exceed 90 days. Attempts to maintain a stable net asset value of $1.00 per share.

PIMCO VIT REAL RETURN PORTFOLIO

  The Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management. The Portfolio seeks its investment objective by investing under normal circumstances at least 65% of its total assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or government-sponsored enterprises and corporations. Inflation-indexed bonds are fixed income securities that are structured to provide protection against inflation. The value of the bond's principal or the interest income paid on the bond is adjusted to track changes in an official inflation measure. The U.S. Treasury uses the Consumer Price Index for Urban Consumers as the inflation measure. Inflation-indexed bonds issued by a foreign government are generally adjusted to reflect a comparable inflation index, calculated by that government. "Real return" equals total return less the estimated cost of inflation, which is typically measured by the change in an official inflation measure. The average portfolio duration of this Portfolio normally varies within two years (plus or minus) of the duration of the Lehman Global Real: U.S. TIPS Index, which as of December 31, 2003 was 7.30 years.

PIMCO VIT SHORT TERM PORTFOLIO

  Seeks Maximum current income, consistent with preservation of capital and daily liquidity. Invests in money market instruments and short maturity fixed income securities. Normally invests at least 65% of assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration will normally not exceed one year, but may vary based on forecast for interest rates. The dollar-weighted average portfolio maturity of this portfolio is normally not expected to exceed three years. Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities rated B or higher by Moody's or S&P. May invest up to 5% of its assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar denominated securities of foreign issuers.

PIMCO VIT TOTAL RETURN PORTFOLIO

  The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities. The average portfolio duration of this Portfolio normally varies within a three- to six-year time frame based on PIMCO's forecast for interest rates. "Fixed Income Instruments," as used in this Prospectus, includes, but is not limited to: securities issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises; corporate debt securities of U.S. and non-U.S. issuers, including convertible securities and corporate commercial paper; mortgage-backed and other asset-backed securities; inflation-indexed bonds issued both by governments and corporations; and structured notes, including hybrid or "indexed" securities, event-linked bonds and loan participations.

PIONEER VARIABLE CONTRACTS TRUST
(CLASS II SHARES)

  Pioneer Variable Contracts Trust is managed by Pioneer Investment
Management, Inc. The Pioneer Variable Contracts Trust is a mutual fund with multiple portfolios. The following Class II Investment Portfolios are available under the Contract:

PIONEER EQUITY INCOME VCT PORTFOLIO

  The Pioneer Equity Income VCT Portfolio seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.

PIONEER EUROPE VCT PORTFOLIO

  The Pioneer Europe VCT Portfolio seeks long-term growth of capital. The portfolio invests primarily in equity securities of European issuers.

PIONEER FUND VCT PORTFOLIO

  The Pioneer Fund VCT Portfolio seeks reasonable income and capital growth. The Portfolio invests the major portion of its assets in equity securities, primarily of U.S. issuers.

ROYCE CAPITAL FUND

  Royce Capital Fund is a mutual fund with multiple portfolios. Royce & Associates, LLC is the Funds' investment adviser and is responsible for the management of the Funds' assets. The following Investment Portfolios are available under the Contract:

ROYCE CAPITAL FUND--MICRO-CAP PORTFOLIO

  Royce Capital Fund--Micro-Cap Portfolio's investment goal is long-term growth of capital. Royce invests the Fund's assets primarily in a broadly diversified portfolio of equity securities issued by micro-cap companies. Royce selects these securities from a universe of more than 6,600 micro-cap companies, generally focusing on those that it believes are trading considerably below its estimate of their current worth. Normally, the Fund will invest at least 80%

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of its net assets in the equity securities of micro-cap companies (which is defined as companies with stock market capitalizations less than $400 million at the time of investment).

ROYCE CAPITAL FUND--SMALL-CAP PORTFOLIO

  Royce Capital Fund--Small-Cap Portfolio's primary investment goal is long-term growth of capital. Current income is a secondary goal. Royce invests the Fund's assets primarily in equity securities issued by small companies. Royce generally looks for companies that have excellent business strengths and/or prospects for growth, high internal rates of return and low leverage, and that are trading significantly below its estimate of their current worth. Normally, the Fund will invest at least 80% of its net assets in the equity securities of small-cap companies (which is defined as companies with stock market capitalizations less than $2 billion at the time of investment).

RYDEX VARIABLE TRUST

  Rydex Variable Trust is a mutual fund with multiple portfolios which are managed by Rydex Global Advisors. The following Investment Portfolios are available under the Contract:

RYDEX ARKTOS FUND

  The Arktos Fund seeks to provide investment results that will match the performance of a specific benchmark. The Fund's current benchmark is the inverse of the performance of the Nasdaq 100 Index-Registered Trademark- (the "underlying index"). Unlike a traditional index fund, the Arktos Fund's benchmark is to perform exactly opposite the underlying index, and the Arktos Fund will not own the securities included in the underlying index. Instead, as its primary investment strategy, the Arktos Fund engages to a significant extent in short sales of securities or futures contracts and in options on securities, futures contracts, and stock indices. On a day-to-day basis, the Arktos Fund holds U.S. Government securities or cash equivalents to collateralize these futures and options contracts. The Arktos Fund also may enter into swap agreements.

RYDEX BANKING FUND

  The Banking Fund seeks to provide capital appreciation by investing in companies that are involved in the banking sector, including commercial banks (and their holding companies) and savings and loan institutions ("Banking Companies"). The Fund invests substantially all of its assets in equity securities of Banking Companies that are traded in the United States. Banking Companies are engaged in accepting deposits and making commercial and principally non-mortgage consumer loans and include state chartered banks, savings and loan institutions, and banks that are members of the Federal Reserve System. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities. Under SEC regulations, the Fund may not invest more than 5% of its total assets in the equity securities of any company that derives more than 15% of its revenues from brokerage or investment management activities.

RYDEX BASIC MATERIALS

  The Basic Materials Fund seeks capital appreciation by investing in companies engaged in the mining, manufacture, or sale of basic materials, such as lumber, steel, iron, aluminum, concrete, chemicals and other basic building and manufacturing materials ("Basic Materials Companies"). The Fund invests substantially all of its assets in equity securities of Basic Materials Companies that are traded in the United States. Basic Materials Companies are engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector, and may be involved in the production of metals, textiles, and wood products, including equipment suppliers and railroads. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities.

RYDEX BIOTECHNOLOGY FUND

  The Biotechnology Fund seeks capital appreciation by investing in companies that are involved in the biotechnology industry, including companies involved in research and development, genetic or other biological engineering, and in the design, manufacture, or sale of related biotechnology products or services ("Biotechnology Companies"). The Fund invests substantially all of its assets in equity securities of Biotechnology Companies that are traded in the United States. Biotechnology Companies are engaged in the research, development, and manufacture of various biotechnological products, services, and processes; manufacture and/or distribute biotechnological and biomedical products, including devices and instruments; provide or benefit significantly from scientific and technological advances in biotechnology; or provide processes or services instead of, or in addition to, products. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities.

RYDEX CONSUMER PRODUCTS

  The Consumer Products Fund seeks capital appreciation by investing in companies engaged in manufacturing finished goods and services both domestically and internationally ("Consumer Products Companies"). The Fund invests substantially all of its assets in equity securities of Consumer Products Companies that are traded in the United States. Consumer Products Companies include companies that manufacture, wholesale or retail durable goods such as major appliances and personal computers, or that retail non-durable goods such as beverages, tobacco, health care

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products, household and personal care products, apparel, and entertainment products (e.g., books, magazines, TV, cable, movies, music, gaming, sports), as well as companies that provide consumer products and services such as lodging, child care, convenience stores, and car rentals. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities.

RYDEX ELECTRONICS FUND

  The Electronics Fund seeks capital appreciation by investing in companies that are involved in the electronics sector, including semiconductor manufacturers and distributors, and makers and vendors of other electronic components and devices ("Electronics Companies"). The Fund invests substantially all of its assets in equity securities of Electronics Companies that are traded in the United States. Electronics Companies include companies involved in the manufacture and development of semiconductors, connectors, printed circuit boards and other components; equipment vendors to electronic component manufacturers; electronic component distributors; electronic instruments and electronic systems vendors; and also include companies involved in all aspects of the electronics business and in new technologies or specialty areas such as defense electronics, advanced design and manufacturing technologies, or lasers. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities.

RYDEX ENERGY FUND

  The Energy Fund seeks capital appreciation by investing in companies involved in the energy field, including the exploration, production, and development of oil, gas, coal and alternative sources of energy ("Energy Companies"). The Fund invests substantially all of its assets in equity securities of Energy Companies that are traded in the United States. Energy Companies are involved in all aspects of the energy industry, including the conventional areas of oil, gas, electricity, and coal, and alternative sources of energy such as nuclear, geothermal, oil shale, and solar power, and include companies that produce, transmit, market, distribute or measure energy; companies involved in providing products and services to companies in the energy field; and companies involved in the exploration of new sources of energy, conservation, and energy-related pollution control. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities.

RYDEX ENERGY SERVICES FUND

  The Energy Services Fund seeks capital appreciation by investing in companies that are involved in the energy services field, including those that provide services and equipment in the areas of oil, coal, and gas exploration and production ("Energy Services Companies"). The Fund invests substantially all of its assets in equity securities of Energy Services Companies that are traded in the United States. Energy Services Companies are engaged in one or more businesses in the energy service field, including those that provide services and equipment to companies engaged in the production, refinement or distribution of oil, gas, electricity, and coal; companies involved with the production and development of newer sources of energy such as nuclear, geothermal, oil shale, and solar power; companies involved with onshore or offshore drilling; companies involved in production and well maintenance; companies involved in exploration engineering, data and technology; companies involved in energy transport; and companies involved in equipment and plant design or construction. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities.

RYDEX FINANCIAL SERVICES FUND

  The Financial Services Fund seeks capital appreciation by investing in companies that are involved in the financial services sector ("Financial Services Companies"). The Fund invests substantially all of its assets in equity securities of Financial Services Companies that are traded in the United States. Financial Service Companies include commercial banks, savings and loan associations, insurance companies and brokerage companies. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities. Under SEC regulations, the Fund may not invest more than 5% of its total assets in the equity securities of any company that derives more than 15% of its revenues from brokerage or investment management activities.

RYDEX HEALTH CARE FUND

  The Health Care Fund seeks capital appreciation by investing in companies that are involved in the health care industry ("Health Care Companies"). The Fund invests substantially all of its assets in equity securities of Health Care Companies that are traded in the United States. Health Care Companies include pharmaceutical companies, companies involved in research and development of pharmaceutical products and services, companies involved in the operation of health care facilities, and other companies involved in the design, manufacture, or sale of health care-related products or services. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities.

RYDEX INTERNET FUND

  The Internet Fund seeks capital appreciation by investing in companies that provide products or services designed for or related to the Internet ("Internet Companies"). The Fund invests substantially all of its assets in equity securities of

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Internet Companies that are traded in the United States. Internet Companies are involved in all aspects of research, design development, manufacturing or distribution of products or services for use with the Internet or Internetrelated businesses. Such companies may provide information or entertainment services over the Internet; sell or distribute goods and services over the Internet; provide infrastructure systems or otherwise provide hardware, software or support which impacts Internet commerce; or provide Internet access to consumers and businesses. Internet companies may also include companies that provide Intranet and Extranet services. The Fund will maintain an adequate representation of the various industries in the Internet sector. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities.

RYDEX INVERSE DYNAMIC DOW 30 FUND

  The Inverse Dynamic Dow 30 Fund seeks to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the inverse (opposite) performance of the Dow Jones Industrial Average (the "underlying index"). The Fund employs as its portfolio investment strategy a program of engaging in short sales of securities and investing in leveraged instruments, such as equity index swaps, futures contracts and options on securities, futures contracts, and stock indices. Equity index swaps, short sales, futures and options contracts enable the Fund to pursue its objective without selling short each of the securities included in the benchmark. On a day-to-day basis, the Fund holds U.S. Government securities or cash equivalents to collateralize these futures and options contracts. Under normal circumstances, the Inverse Dynamic Dow 30 Fund will invest substantially all of its assets in financial instruments with economic characteristics that should perform opposite to those of the underlying index. This is a non-fundamental policy that can be changed by the Inverse Dynamic Dow 30 Master Fund upon 60 days' prior notice to shareholders.

RYDEX INVERSE MID-CAP FUND

  The Inverse Mid-Cap Fund seeks to provide investment results that will match the performance of a specific benchmark. The Fund's current benchmark is the inverse of the performance of the S&P MidCap 400 Index (the "underlying index"). Unlike a traditional index fund, the Fund's objective is to perform exactly the opposite of the underlying index. Under normal circumstances, the Fund will invest at least 80% of its assets in financial instruments with economic characteristics that should perform opposite to those of the underlying index. For example, the Fund engages in short sales of securities included in the underlying index or futures contracts and may invest to a significant extent in derivatives and other instruments whose performance is expected to be the opposite of the underlying index, such as options on securities, futures contracts, and securities indices and swap agreements. This is a non-fundamental investment policy that can be changed by the Fund upon 60 days' prior notice to shareholders. On a day-to-day basis, the Fund may hold short-term U.S. Government securities to collateralize its short sales and derivative positions.

RYDEX INVERSE SMALL-CAP FUND

  The Inverse Small-Cap Fund seeks to provide investment results that will match the performance of a specific benchmark. The Fund's current benchmark is inverse of the performance of the Russell 2000 Index-Registered Trademark- (the "underlying index"). Unlike a traditional index fund, the Fund's objective is to perform exactly the opposite of the underlying index. Under normal circumstances, the Fund will invest at least 80% of its assets in financial instruments with economic characteristics that should perform opposite to those of the underlying index. For example, the Fund engages in short sales of securities included in the underlying index or futures contracts and may invest to a significant extent in derivatives and other instruments whose performance is expected to be the opposite of the underlying index, such as options on securities, futures contracts, and securities indices and swap agreements. This is a non-fundamental investment policy that can be changed by the Fund upon 60 days' prior notice to shareholders. On a day-to-day basis, the Fund may hold short-term U.S. Government securities to collateralize its short sales and derivative positions.

RYDEX JUNO FUND

  The Juno Fund seeks to provide total returns that will inversely correlate to the price movements of a benchmark for U.S. Treasury debt instruments or futures contract on a specified debt instrument. The Fund's current benchmark is the inverse of the daily price movement of the Long Treasury Bond. Unlike a traditional index fund, the Fund's benchmark is to perform exactly opposite its benchmark, the Long Treasury Bond. As its primary investment strategy, the Fund enters into short sales and engages in futures and options transactions. On a day-to-day basis, the Fund holds U.S. Government securities or cash equivalents to collateralize these obligations.

RYDEX LARGE CAP EUROPE FUND

  The Large-Cap Europe Fund seeks to provide investment results that correlate to the performance of a specific benchmark. The Fund's current benchmark is the Dow Jones STOXX 50 Index-SM-. The Fund invests principally in securities of companies included in the Dow Jones STOXX 50

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Index-SM- and in leveraged instruments, such as equity swap agreements, futures contracts and options on securities, futures contracts, and stock indices. Futures and options contracts, if used properly, may enable the Fund to meet its objective by increasing the Fund's exposure to the securities included in its benchmark or to securities whose performance is highly correlated to its benchmark. The Fund's investment advisor will attempt to consistently apply leverage to increase the Fund's exposure to 125% of its benchmark. The Fund holds U.S. Government securities or cash equivalents to collateralize these futures and options contracts.

RYDEX LARGE CAP JAPAN FUND

  The Large-Cap Japan Fund seeks to provide investment results that correlate to the performance of a specific benchmark. The Fund's current benchmark is the Topix 100 Index. The Fund invests principally in securities of companies included on the Topix 100 Index and in leveraged instruments, such as equity swap agreements, futures contracts and options on securities, futures contracts, and stock indices. Futures and options contracts, if used properly, may enable the Fund to meet its objective by increasing the Fund's exposure to the securities included in its benchmark or to securities whose performance is highly correlated to its benchmark. The Fund's investment advisor will attempt to consistently apply leverage to increase the Fund's exposure to 125% of its benchmark. The Fund holds U.S. Government securities or cash equivalents to collateralize these futures and options contracts.

RYDEX LARGE CAP GROWTH FUND

  The Large-Cap Growth Fund seeks to provide investment results that match the performance of a benchmark for large cap growth securities. The Fund's current benchmark is the S&P 500/Barra Growth Index (the "underlying index"). Under normal circumstances, the Fund will invest at least 80% of its assets in securities of companies in the underlying index and derivatives and other instruments whose performance is expected to correspond to that of the underlying index, such as futures and options and swap agreements. This is a non-fundamental investment policy that can be changed by the Fund upon 60 days' prior notice to shareholders. On a day-to-day basis, the Fund may hold short-term U.S. Government securities to collateralize its derivative positions.

RYDEX LARGE CAP VALUE FUND

  The Large-Cap Value Fund seeks to provide investment results that match the performance of a benchmark for large cap value securities. The Fund's current benchmark is the S&P 500/Barra Value Index (the "underlying index"). Under normal circumstances, the Fund will invest at least 80% of its assets in securities of companies in the underlying index and derivatives and other instruments whose performance is expected to correspond to that of the underlying index, such as futures and options and swap agreements. This is a non-fundamental investment policy that can be changed by the Fund upon 60 days' prior notice to shareholders. On a day-to-day basis, the fund may hold short-term U.S. Government securities to collateralize its derivative positions.

RYDEX LEISURE FUND

  The Leisure Fund seeks capital appreciation by investing in companies engaged in leisure and entertainment businesses ("Leisure Companies"). The Fund invests substantially all of its assets in equity securities of Leisure Companies that are traded in the United States. Leisure Companies are engaged in the design, production, or distribution of goods or services in the leisure industries. Leisure Companies include hotels and resorts, casinos, radio and television broadcasting and advertising, motion picture production, toys and sporting goods manufacture, musical recordings and instruments, alcohol and tobacco, and publishing. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities.

RYDEX LONG DYNAMIC FUND

  The Long Dynamic Dow 30 Fund seeks to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the Dow Jones Industrial Average (the "underlying index"). The Fund employs as its portfolio investment strategy a program of investing in leveraged instruments, such as equity index swaps, futures contracts and options on securities, futures contracts, and stock indices. Equity index swaps, futures and options contracts enable the Fund to pursue its objective without investing directly in the securities included in the benchmark, or in the same proportion that those securities are represented in that benchmark. On a day-to-day basis, the Fund holds U.S. Government securities or cash equivalents to collateralize these futures and options contracts. The Fund also may purchase equity securities.

RYDEX MEDIUS FUND

  The Medius Fund seeks to provide investment results that correlate to the performance of a specific benchmark for mid-cap securities. The Fund's current benchmark is the S&P MidCap-Registered Trademark- 400 Index.-Registered Trademark-The Fund invests principally in securities of companies included on the S&P MidCap 400-Registered Trademark-Index and in leveraged instruments, such as equity swap agreements, futures contracts and options on securities, futures contracts, and stock indices. Swap agreements and futures and options contracts, if used properly, may enable the Fund to meet its objective by increasing the Fund's

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exposure to the securities included in its benchmark or to securities whose performance is highly correlated to its benchmark. The Fund's investment advisor will attempt to consistently apply leverage to increase the Fund's exposure to 150% of its benchmark. The Fund holds U.S. Government securities or cash equivalents to collateralize these futures and options contracts.

RYDEX MEKROS FUND

  The Mekros Fund seeks to provide investment results that correlate to the performance of a specific benchmark for small-cap securities. The Fund's current benchmark is the Russell 2000 Index-Registered Trademark-. The Fund invests principally in securities of companies included on the Russell 2000 Index-Registered Trademark- and in leveraged instruments, such as equity swap agreements, futures contracts and options on securities, futures contracts, and stock indices. Swap agreements and futures and options contracts, if used properly, may enable the Fund to meet its objective by increasing the Fund's exposure to the securities included in its benchmark or to securities whose performance is highly correlated to its benchmark. The Fund's investment advisor will attempt to consistently apply leverage to increase the Fund's exposure to 150% of its benchmark. The Fund holds U.S. Government securities or cash equivalents to collateralize these futures and options contracts.

RYDEX MID-CAP GROWTH FUND

  The Mid-Cap Growth Fund seeks to provide investment results that match the performance of a benchmark for mid cap growth securities. The Fund's current benchmark is the S&P MidCap 400/Barra Growth Index (the "underlying index"). Under normal circumstances, the Fund will invest at least 80% of its assets in securities of companies in the underlying index and derivatives and other instruments whose performance is expected to correspond to that of the underlying index, such as futures and options and swap agreements. This is a non-fundamental investment policy that can be changed by the Fund upon 60 days' prior notice to shareholders. On a day-to-day basis, the Fund may hold short-term U.S. Government securities to collateralize its derivative positions.

RYDEX MID-CAP VALUE FUND

  The Mid-Cap Value Fund seeks to provide investment results that match the performance of a benchmark for mid cap value securities. The Fund's current benchmark is the S&P MidCap 400/Barra Value Index (the "underlying index"). Under normal circumstances, the Fund will invest at least 80% of its assets in securities of companies in the underlying index and derivatives and other instruments whose performance is expected to correspond to that of the underlying index, such as futures and options and swap agreements. This is a non-fundamental investment policy that can be changed by the Fund upon 60 days' prior notice to shareholders. On a day-to-day basis, the Fund may hold short-term U.S. Government securities to collateralize its derivative positions.

RYDEX NOVA FUND

  The Nova Fund seeks to provide investment results that match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 150% of the performance of the S&P 500-Registered Trademark- Index (the "underlying index"). Unlike a traditional index fund, as its primary investment strategy, the Fund invests to a significant extent in leveraged instruments, such as futures contracts and options on securities, futures contracts, and stock indices, as well as equity securities. Futures and options contracts enable the Fund to pursue its objective without investing directly in the securities included in the underlying index, or in the same proportion that those securities are represented in the underlying index. On a day-to-day basis, to collateralize these futures and options contracts, the Fund holds U.S. Government securities or cash equivalents.

RYDEX OTC FUND

  The OTC Fund seeks to provide investment results that correspond to a benchmark for over-the-counter securities. The Fund's current benchmark is the Nasdaq 100 Index-Registered Trademark-(the "underlying index"). The Fund invests principally in securities of companies included in the underlying index. It also may invest in other instruments whose performance is expected to correspond to that of the underlying index, and may engage in futures and options transactions and enter into swap agreements. The Fund may also purchase U.S. Government securities.

RYDEX PRECIOUS METALS FUND

  The Precious Metals Fund seeks to provide capital appreciation by investing in U.S. and foreign companies that are involved in the precious metals sector, including exploration, mining, production and development, and other precious metals-related services ("Precious Metals Companies"). The Fund invests substantially all of its assets in equity securities of Precious Metals Companies that are traded in the United States and foreign countries. Precious metals include gold, silver, platinum and other precious metals. Precious Metals Companies include precious metal manufacturers; distributors of precious metal products, such as jewelry, metal foil or bullion; mining and geological exploration companies; and companies which provide services to Precious Metals Companies. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities.

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RYDEX REAL ESTATE SECTOR FUND

  The Real Estate Fund seeks to provide capital appreciation by investing in companies that are involved in the real estate industry including real estate investment trusts ("REITs") (collectively, "Real Estate Companies"). The Fund invests substantially all of its assets in equity securities of Real Estate Companies that are traded in the United States. Real Estate Companies, which include REITs and master limited partnerships, are engaged in the ownership, construction, management, or industrial real estate. Real Estate Companies may also include companies whose products and services are related to the real estate industry, such as building supply manufacturers, mortgage lenders, or mortgage servicing companies. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities.

RYDEX RETAILING FUND

  The Retailing Fund seeks capital appreciation by investing in companies engaged in merchandising finished goods and services, including department stores, restaurant franchises, mail order operations and other companies involved in selling products to consumers ("Retailing Companies"). The Fund invests substantially all of its assets in equity securities of Retailing Companies that are traded in the United States. Retailing Companies include drug and department stores; suppliers of goods and services for homes, home improvements and yards; clothing, jewelry, electronics and computer retailers; franchise restaurants; motor vehicle and marine dealers; warehouse membership clubs; mail order operations; and companies involved in alternative selling methods. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities.

RYDEX SECTOR ROTATION FUND

  The Sector Rotation Fund seeks long term capital appreciation. The Fund seeks to respond to the dynamically changing economy by moving its investments among different sectors or industries. Each month the Advisor, using a quantitative methodology, ranks approximately sixty-two different industries based on several measures of price momentum. The Fund then invests in the top ranked industries. The Fund seeks to respond to the dynamically changing economy by moving its investments among different sectors or industries. Each month the Advisor, using a quantitative methodology, ranks approximately sixty-two different industries based on several measures of price momentum. The Fund then invests in the top ranked industries. Subject to maintaining adequate liquidity in the Fund, each industry or sector investment is intended to represent the entire industry or sector. The Fund invests in equity securities, but may also invest in equity derivatives such as futures contracts, options and swap transactions. The Fund may also enter into short sales.

RYDEX SMALL-CAP GROWTH FUND

  The Small-Cap Growth Fund seeks to provide investment results that match the performance of a benchmark for small cap growth securities. The Fund's current benchmark is the S&P SmallCap 600/Barra Growth Index (the "underlying index"). Under normal circumstances, the Fund will invest at least 80% of its assets in securities of companies in the underlying index and derivatives and other instruments whose performance is expected to correspond to that of the underlying index, such as futures and options and swap agreements. This is a non-fundamental investment policy that can be changed by the Fund upon 60 days' prior notice to shareholders. On a day-to-day basis, the Fund may hold short-term U.S. Government securities to collateralize its derivative positions.

RYDEX SMALL-CAP VALUE FUND

  The Small-Cap Value Fund seeks to provide investment results that match the performance of a benchmark for small cap value securities. The Fund's current benchmark is the S&P SmallCap 600/Barra Value Index (the "underlying index"). Under normal circumstances, the Fund will invest at least 80% of its assets in securities of companies in the underlying index and derivatives and other instruments whose performance is expected to correspond to that of the underlying index, such as futures and options and swap agreements. This is a non-fundamental investment policy that can be changed by the Fund upon 60 days' prior notice to shareholders. On a day-to-day basis, the Fund may hold short-term U.S. Government securities to collateralize its derivative positions.

RYDEX TECHNOLOGY FUND

  The Technology Fund seeks capital appreciation by investing in companies that are involved in the technology sector, including computer software and service companies, semiconductor manufacturers, networking and telecommunications equipment manufacturers, PC hardware and peripherals companies ("Technology Companies"). The Fund invests substantially all of its assets in equity securities of Technology Companies that are traded in the United States. Technology Companies are Companies that the Advisor believes have, or will develop, products, processes, or services that will provide technological advances and improvements. These companies may include, for example, companies that develop, produce or distribute products or services in the computer, semiconductor, electronics, communications, health care, and biotechnology sectors. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities.

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RYDEX TELECOMMUNICATIONS FUND

  The Telecommunications Fund seeks capital appreciation by investing in companies engaged in the development, manufacture, or sale of communications services or communications equipment ("Telecommunications Companies"). The Fund invests substantially all of its assets in equity securities of Telecommunications Companies that are traded in the United States. Telecommunications Companies range from traditional local and long-distance telephone services or equipment providers, to companies involved in developing technologies such as cellular telephone or paging services, Internet equipment and service providers, and fiber-optics. Although many established Telecommunications Companies pay an above-average dividend, the Fund's investment decisions are primarily based on growth potential and not on income. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities.

RYDEX TITAN 500 FUND

  The Titan 500 Fund seeks to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the S&P 500-Registered Trademark- Index (the "underlying index"). The Titan 500 Fund employs as its investment strategy a program of investing in leveraged instruments, such as equity index swaps, futures contracts and options on securities, futures contracts, and stock indices. Equity index swaps and futures and options contracts enable the Fund to pursue its objective Without investing directly in the securities included in the underlying index, or in the same proportion that those securities are represented in that underlying index. On a day-to-day basis, the Fund holds U.S. Government securities or cash equivalents to collateralize these futures and options contracts. The Fund also may purchase equity securities.

RYDEX TRANSPORTATION FUND

  The Transportation Fund seeks capital appreciation by investing in companies engaged in providing transportation services or companies engaged in the design, manufacture, distribution, or sale of transportation equipment ("Transportation Companies"). The Fund invests substantially all of its assets in equity securities of Transportation Companies that are traded in the United States. Transportation Companies may include, for example, companies involved in the movement of freight or people, such as airline, railroad, ship, truck and bus companies; equipment manufacturers (including makers of trucks, automobiles, planes, containers, railcars or other modes of transportation and related products); parts supplier; and companies involved in leasing, maintenance, and transportation-related services. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities.

RYDEX URSA FUND

  The Ursa Fund seeks to provide investment results that will inversely correlate to the performance of the S&P 500-Registered Trademark-Index (the "underlying index"). Unlike a traditional index fund, the Ursa Fund's benchmark is to perform exactly opposite the underlying index, and the Ursa Fund will not own the securities included in the underlying index. Instead, as its primary investment strategy, the Ursa Fund invests to a significant extent in short sales of securities or futures contracts and in options on securities, futures contracts, and stock indices. On a day-to-day basis, the Ursa Fund holds U.S. Government securities or cash equivalents to collateralize these futures and options contracts.

RYDEX U.S. GOVERNMENT BOND FUND

  The U.S. Government Bond Fund seeks to provide investment results that correspond to a benchmark for U.S. Government securities. The Fund's current benchmark is 120% of the price movement of the Long Treasury Bond. The Fund invests principally in U.S. Government securities and in leveraged instruments, such as certain futures and options contracts. Some of the Fund's U.S. Government securities, or cash equivalents, will be used to collateralize these futures and options. Futures and options contracts, if used properly, may enable the Fund to meet its objective by increasing the Fund's exposure to the securities included in its benchmark. In addition, the Fund may enter into transactions involving zero coupon U.S. Treasury bonds.

RYDEX U.S. GOVERNMENT MONEY MARKET FUND

  The U.S. Government Money Market Fund seeks to provide security of principal, high current income, and liquidity. The U.S. Government Money Market Fund invests primarily in money market instruments issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and enters into repurchase agreements fully collateralized by U.S. Government securities. The Fund may also invest in Eurodollar time deposits. The fund operates under Securities and Exchange Commission ("SEC") rules, which impose certain liquidity, maturity and diversification requirements. All securities purchased by the Fund must have remaining maturities of 397 days or less, and must be found by the Advisor to represent minimal credit risk and be of eligible quality.

RYDEX UTILITIES FUND

  The Utilities Fund seeks capital appreciation by investing in companies that operate public utilities ("Utilities Companies"). The Fund invests substantially all of its assets in equity securities of Utilities Companies that are traded in the United States. Utilities Companies may include companies involved in the manufacturing, production, generation, transmission, distribution or sales of gas or electric energy, water supply, waste and sewage disposal; and companies

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that receive and majority of their revenues from their public utility operations. The Fund may also engage in futures and options transactions, and purchase ADRs and U.S. Government securities.

RYDEX VELOCITY 100 FUND

  The Velocity 100 Fund seeks to provide investment results that will match the performance of specific benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the Nasdaq 100 Index-Registered Trademark- (the "underlying index"). The Velocity 100 Fund employs as its investment strategy a program of investing in leveraged instruments, such as equity index swaps, futures contracts and options on securities, futures contracts, and stock indices. Equity index swaps, futures and options contracts enable the Fund to pursue its objective without investing directly in the securities included in the underlying index, or in the same proportion that those securities are represented in that underlying index. On a day-to-day basis, the Fund holds U.S. Government securities or cash equivalents to The Fund also may purchase equity securities.

SALOMON BROTHERS ASSET MANAGEMENT INC.

  Salomon Brothers is located at 399 Park Avenue, New York, New York, and is a subsidiary of Citigroup Inc. Salomon Brothers, together with its affiliates in London, Frankfurt, Tokyo and Hong Kong, provides a broad range of fixed income and equity investment services to individuals and institutional clients throughout the world. As of December 31, 2003, Salomon Brothers had approximately $65.1B in assets under management.

SALOMON BROTHERS VARIABLE ALL CAP FUND (CLASS I)

  The fund seeks capital appreciation through investment in securities which the manager believes have above-average capital appreciation potential. The manager looks for in undervalued stocks of temporarily out-of-favor companies. Investments selected primarily for capital appreciation potential; secondary consideration is given to a company's dividend record and improved dividend return potential. Generally invests in large, well-known companies, but may also invest significantly in small- to medium-sized companies when they offer more attractive value opportunities. Pursues a two-step stock selection process: 1) using proprietary models and fundamental research to try to identify stocks that are underpriced relative to their fundamental value and 2) looking for a positive catalyst in the company's near-term outlook that may accelerate earnings or improve the value of the company's assets. Emphasizes companies in sectors believed to be undervalued relative to other sectors.

SALOMON BROTHERS VARIABLE LARGE CAP GROWTH FUND (CLASS I)

  The fund seeks long-term growth of capital. The fund invests, under normal circumstances, at least 80% of its assets in equity securities of companies with large market capitalizations and related investments. Large capitalization companies are those with total market capitalizations of $5 billion or more at the time of investment. The manager emphasizes individual security selection while diversifying the fund's investments across sectors. The manager attempts to indentify large capitalization companies with the highest growth potential. The manager then analyzes each company in detail, ranking its management, strategy and competitive market position. Finally, the manager attempts to identify the best values available among the growth companies identified. The fund may invest up to 10% of its net assets in equity securities of foreign issuers.

SALOMON BROTHERS VARIABLE STRATEGIC FUND (CLASS I)

  The fund seeks to maximize total return, consistent with the preservation of capital. Invests primarily in a globally diverse portfolio of fixed income securities. The fund invests, under normal circumstances, at least 80% of its assets in fixed income securities and related investments. Manager has broad discretion to allocate assets among the following segments of the international fixed income market: US government obligations, mortgage- and asset-backed securities, investment and non-investment grade securities, US and foreign corporate debt, investment and non-investment grade sovereign debt (including issuers in emerging markets). Invests across a range of credit qualities. May invest substantially in obligations rated below investment grade. The fund has no specific average portfolio maturity requirement, but generally anticipates maintaining a range of 4.5 to 10 years. To create optimal risk/ return allocation of assets, manager uses a combination of quantitative models that seek to measure relative risks and opportunities of each fixed income market segment based upon economic, market, political, currency and technical data. After making sector allocations, manager uses traditional credit analysis to identify individual securities for the fund's portfolio.

SALOMON BROTHERS VARIABLE TOTAL RETURN FUND (CLASS I)

  The fund seeks to obtain above-average income (compared to a portfolio entirely invested in equity securities). The fund's secondary objective is to take advantage of opportunities to achieve growth of capital and income. Invests in a broad range of equity and fixed income securities of U.S. and foreign issuers. Varies allocations between equity and fixed income securities depending on manager's

--------------------------------------------------------------------------------
view of economic and market conditions, fiscal and monetary policy and security values. However, under normal market circumstances at least 40% of the fund's assets are allocated to equities. Fixed income securities are primarily investment-grade but the fund may invest up to 20% of its assets in below-investment-grade nonconvertible fixed income securities ("junk bonds"). The fund may invest in fixed income securities of any maturity. manager in selecting stocks, pursues bottom-up analysis, focusing on large-cap companies with favorable dividend yields and price to earnings ratios and stocks that are less volatile than the market as a whole, among other factors. In selecting debt securities, the manager considers a variety of macroeconomic factors that are expected to influence economic activity and interest rates, such as fundamental economic indicators, Fed monetary policy and the relative value of the US dollar compared to other currencies. Manager then selects individual debt securities based upon the terms of the securities (such as yields compared to US Treasuries or comparable issues), liquidity and rating, sector and issuer diversification.

SELIGMAN PORTFOLIOS, INC.

  Seligman Portfolios, Inc. is a mutual fund with multiple portfolios which are managed by J. & W. Seligman & Co. Incorporated. The following Investment Portfolios are available under the Contract:

SELIGMAN COMMUNICATIONS AND INFORMATION PORTFOLIO

  The Seligman Communications and Information Portfolio seeks capital gain. The Portfolio invests at least 80% of its net assets in securities of companies operating in the communications, information and related industries.

SELIGMAN GLOBAL TECHNOLOGY PORTFOLIO

  The Seligman Global Technology Portfolio seeks long-term capital appreciation. The Portfolio generally invests at least 80% of its net assets in equity securities of U.S. and non-U.S. companies with business operations in technology and technology-related industries.

STRONG OPPORTUNITY FUND II, INC.

  Strong Opportunity Fund II, Inc. is a mutual fund. Strong Capital Management, Inc. is the investment advisor for the fund. The following Investment Portfolio is available under the Contract:

STRONG OPPORTUNITY FUND II

  The Strong Opportunity Fund II seeks capital growth. The fund invests primarily in stocks of medium-capitalization companies that the fund's managers believe are underpriced, yet have attractive growth prospects.

STRONG VARIABLE INSURANCE FUNDS, INC.

  Strong Variable Insurance Funds, Inc. is a mutual fund. Strong Capital Management, Inc. is the investment advisor for the fund. The following Investment Portfolio is available under the Contract:

STRONG MID CAP GROWTH FUND II

  The Strong Mid Cap Growth Fund II seeks capital growth. The fund invests under normal conditions at least 80% of its net assets in stocks of medium-capitalization companies that the fund's managers believe have favorable prospects for growth of earnings and capital appreciation.

THIRD AVENUE VARIABLE SERIES TRUST

  The Third Avenue Variable Series Trust is a mutual fund with multiple portfolios. Third Avenue Management LLC (formerly EQSF Advisers, Inc.) is the investment adviser for the Portfolio and is responsible for the management of the Portfolio's investments. The following Investment Portfolio is available under the Contract:

THIRD AVENUE VALUE PORTFOLIO

  The Third Avenue Value Portfolio seeks long-term capital appreciation. The Portfolio seeks to achieve its objective mainly by acquiring common stocks of well-financed companies (meaning companies without significant debt in comparison to their cash resources) at a substantial discount to what the adviser believes is their true value. The Portfolio also seeks to acquire senior securities, such as preferred stocks and debt instruments that the adviser believes are undervalued.

VAN ECK WORLDWIDE INSURANCE TRUST

  Van Eck Worldwide Insurance Trust is a mutual fund with multiple portfolios. Van Eck Associates Corporation serves as investment adviser to the funds. The following Investment Portfolios are available under the Contract:

VAN ECK WORLDWIDE ABSOLUTE RETURN FUND

  The Fund seeks to achieve consistent absolute (positive) returns in various market cycles. The Fund's objective is fundamental and may only be changed with the approval of shareholders.

VAN ECK WORLDWIDE BOND FUND

  The Van Eck Worldwide Bond Fund seeks high total return--income plus capital-appreciation--by investing globally, primarily in a variety of debt securities.

VAN ECK WORLDWIDE EMERGING MARKETS FUND

  The Van Eck Worldwide Emerging Markets Fund seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

--------------------------------------------------------------------------------

VAN ECK WORLDWIDE HARD ASSETS FUND

  The Van Eck Worldwide Hard Assets Fund seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

VAN ECK WORLDWIDE REAL ESTATE FUND

  The Van Eck Worldwide Real Estate Fund seeks to maximize return by investing in equity securities of domestic and foreign companies that own significant real estate assets or that are principally engaged in the real estate industry.

VARIABLE INSURANCE FUNDS

  The Variable Insurance Funds is a mutual fund with multiple portfolios. Choice Investment Management, LLC is the investment adviser for the Funds. The following Investment Portfolio is available under the Contract:

CHOICE VIT MARKET NEUTRAL FUND

  The Fund seeks positive returns, with preservation of capital as a secondary objective. Under normal market conditions, the Fund will invest primarily in a non-diversified portfolio of common stocks that the adviser believes to be undervalued and overvalued. The Fund seeks capital appreciation while generally remaining "market neutral" by maintaining an approximately even balance between long and short positions in its portfolio securities.

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APPENDIX B--EARNINGS PROTECTION BENEFIT RIDER EXAMPLES

  The following examples demonstrate how the Earnings Protection Benefit rider death benefit is calculated. Each example assumes a $100,000 initial Purchase Payment, a $25,000 Purchase Payment on the second Contract Anniversary, and no withdrawals. The examples also assume that the Contract is issued to one Owner who is age 60 on the issue date. Finally, each example assumes that the death of the Owner occurs on the 7th Contract Anniversary.

MARKET INCREASE EXAMPLE

  The Contract value as of the date We receive due proof of death of the Owner is $150,000. The following benefit would be payable by the rider:

Base Death Benefit
Contract Value =.................................................  $150,000
Sum of all Purchase Payments reduced by Equivalency Withdrawals
=................................................................  $125,000
Contract Gain =..................................................  $25,000
All Purchase Payments applied to the Contract except Purchase
Payments applied
within 12 months prior to the date of death, reduced by all
Equivalency
Withdrawals during the life of the Contract =....................  $125,000

Eligible Gain = Lesser of $25,000 or $125,000 =..................  $25,000

Base Death Benefit = 50% x Eligible Gain =.......................  $12,500

Optional Death Benefit (paid in addition to the base death
benefit)
Optional Coverage Percentage =...................................      40%
Initial Purchase Payment less Equivalency Withdrawals =..........  $100,000
Sum of all Purchase Payments reduced by withdrawals, less
Contract Value, when the sum
of all Purchase Payments reduced by Withdrawals is greater than
Contract Value =.................................................      N/A

Optional Gain = (40% x $100,000) =...............................  $40,000

Optional Death Benefit = 50% x Optional Gain =...................  $20,000

Total Death Benefit provided by the rider = $12,500 + $20,000
=................................................................  $32,500

--------------------------------------------------------------------------------

MARKET DECREASE EXAMPLE

  The Contract value as of the date We receive due proof of death of the Owner is $104,000. The following benefit would be payable by the rider:

Base Death Benefit
Contract Value =.................................................  $104,000
Sum of all Purchase Payments reduced by Equivalency Withdrawals
=................................................................  $125,000
Contract Gain =..................................................       $0
All Purchase Payments applied to the Contract except Purchase
Payments applied
within 12 months prior to the date of death, reduced by all
Equivalency
Withdrawals during the life of the Contract =....................  $125,000

Eligible Gain = Lesser of $0 or $125,000 =.......................       $0

Base Death Benefit = 50% x Eligible Gain =.......................       $0

Optional Death Benefit (paid in addition to the base death
benefit)
Optional Coverage Percentage =...................................      40%
Initial Purchase Payment less Equivalency Withdrawals =..........  $100,000
Sum of all Purchase Payments reduced by withdrawals, less
Contract Value, when the sum
of all Purchase Payments reduced by Withdrawals is greater than
Contract
Value = $125,000 - $104,000 =....................................  $21,000

Optional Gain = 40% x $100,000 - $21,000 =.......................  $19,000

Optional Death Benefit = 50% x Optional Gain =...................   $9,500

Total Death Benefit provided by the rider = $0 + $9,500 =........   $9,500

--------------------------------------------------------------------------------
APPENDIX C--GUARANTEED MINIMUM WITHDRAWAL BENEFIT EXAMPLES

EXAMPLE 1--ASSUME YOU SELECT THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER WHEN YOU PURCHASE YOUR CONTRACT AND YOUR INITIAL PURCHASE PAYMENT IS $100,000.

   - Your Benefit Amount is $100,000, which is your initial Purchase Payment.

   - Your Benefit Payment is $7,000, which is 7% of your Benefit Amount.

EXAMPLE 2--IF YOU MAKE AN ADDITIONAL PURCHASE PAYMENT OF $50,000, THEN

   - Your Benefit Amount is $150,000, which is your prior Benefit Amount ($100,000) plus your additional Purchase Payment ($50,000).

   - Your Benefit Payment is $10,500, which is your prior Benefit Payment ($7,000) plus 7% of your additional Premium Payment ($3,500).

EXAMPLE 3--ASSUME THE SAME FACTS AS EXAMPLE 1. IF YOU TAKE THE MAXIMUM BENEFIT PAYMENT BEFORE THE END OF THE FIRST CONTRACT YEAR THAT FOLLOWS THE WAITING PERIOD, THEN

   - Your remaining Benefit Payments are $93,000, which is your Benefit Amount ($100,000) minus the Benefit Payment ($7,000).

   - Your Benefit Payment for the next year remains $7,000, because you did not take more than your maximum Benefit Payment ($7,000).

EXAMPLE 4--ASSUME THE SAME FACTS AS EXAMPLE 1. IF YOU WITHDRAW $50,000, AND YOUR CONTRACT VALUE IS $150,000 AT THE TIME OF THE WITHDRAWAL, THEN

   - Since the withdrawal ($50,000) exceeds your Benefit Payment ($7,000), We recalculate your Benefit Payment as follows:

   - The adjusted Benefit Payment is equal to the Benefit Payment ($7,000) prior to the withdrawal multiplied by the quantity of one (1) minus the ratio of the withdrawal ($50,000) divided by the Contract value ($150,000) prior to the withdrawal.

   - The adjusted Benefit Payment equals $4,667 [$7,000 times (1 minus $50,000/$150,000)]

EXAMPLE 5--IF YOU ELECT TO "STEP-UP" THE BENEFIT AMOUNT AFTER THE FIFTH YEAR, ASSUMING YOU HAVE MADE NO WITHDRAWALS, AND YOUR CONTRACT VALUE AT THE TIME OF STEP-UP IS $200,000, THEN

   - We recalculate your Benefit Amount to equal your Contract value, which is $200,000.

   - Your new Benefit Payment is equal to 7% of your new Benefit Amount, or $14,000.

--------------------------------------------------------------------------------
APPENDIX D--CONTRACT ENHANCEMENT EXAMPLES

EXAMPLE 1--ASSUME YOUR INITIAL PURCHASE PAYMENT IS $100,000. AND THAT THIS PURCHASE PAYMENT ACCUMULATES TO $150,000. AT THE 7TH ANNIVERSARY (AND THERE HAVE BEEN NO WITHDRAWALS).

   - On the 7th anniversary of the Purchase Payment, a Contract Enhancement of $3,000. is added to the Contract.

   - If the premium has accumulated to $200,000. by the 8th anniversary, a Contract Enhancement of $4,000. is added to the Contract on that date.

EXAMPLE 2--ASSUME YOUR INITIAL PURCHASE PAYMENT IS $100,000. AND THAT THIS PURCHASE PAYMENT ACCUMULATES TO $80,000. AT THE 7TH ANNIVERSARY (AND THERE HAVE BEEN NO WITHDRAWALS).

   - On the 7th anniversary of the Purchase Payment, a Contract Enhancement of $1,600. is added to the Contract.

   - If the premium has accumulated to $90,000. by the 8th anniversary, a Contract Enhancement of $1,800. is added to the Contract on that date.

EXAMPLE 3--ASSUME YOUR INITIAL PURCHASE PAYMENT IS $100,000. AND AN ADDITIONAL PURCHASE PAYMENT OF $50,000. IS MADE ONE YEAR LATER (AND THERE HAVE BEEN NO WITHDRAWALS).

   - Contract Enhancements are paid on the initial Purchase Payment on the 7th and 8th anniversary as described in Example 1.

   - If we assume that the additional Purchase Payment has accumulated to $75,000. on the 7th anniversary of the additional Purchase Payment, a Contract Enhancement of $1,500. is added to the Contract on that date.

   - If we assume that the additional Purchase Payment has accumulated to $100,000. one year later on the 8th anniversary of the additional Purchase Payment, a Contract Enhancement of $2,000. is added to the Contract on that date.

EXAMPLE 4--ASSUME AN INITIAL PURCHASE PAYMENT OF $100,000. AND A SINGLE WITHDRAWAL OF $25,000. IN THE 3RD YEAR.

   - If the initial Purchase Payment had accumulated to $125,000. at the time of the withdrawal, then the value of the Purchase Payment is reduced by the withdrawal to $100,000.

   - Future Contract Enhancements are determined based on the future value of this reduced accumulated Purchase Payment. So, if the remaining $100,000. of the initial Purchase Payment is worth $110,000. on the 7th anniversary of the initial Purchase Payment, a Contract Enhancement of $2,200. will be added to the Contract on that date.

EXAMPLE 5--ASSUME THE OWNER ELECTED TO ENTER THE ANNUITY PERIOD IN YEAR 5 AND THE ANNUITY BENEFIT IS FIXED AND EQUALS $5,000. PER MONTH AND THE ANNUITANT IS STILL LIVING.

   - At the 7th Contract Anniversary, the annuity benefit would be increased by $100. to $5,100. per month.

   - At the 8th Contract Anniversary, the annuity benefit would be increased by $102. to $5,202. per month.

EXAMPLE 6--ASSUME THE OWNER ELECTED TO ENTER THE ANNUITY PERIOD IN YEAR 5 AND THE ANNUITY BENEFIT IS BASED ON THE INVESTMENT PORTFOLIO PERFORMANCE AND THE ANNUITANT IS STILL LIVING.

   - Future annuity payments will increase based on the Annuity Payment amount on the 7th and 8th Contract Anniversary. The Annuity Payment varies based the performance of the Investment Portfolios.

   - If at the 7th Contract Anniversary, the Annuity Payment is $4,800. per month, the Annuity Payment will increase by $96. to $4,896.

   - If on the 8th Contract Anniversary, the Annuity Payment is equal to $5,100., the Annuity Payment will increase by $102. to $5,202.

   - When the Contract Enhancements are added to the Contract, the Annuity Payment amount will continue to vary based on the performance of the Investment Portfolios.

--------------------------------------------------------------------------------
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information
  General Information Regarding Jefferson National Life Insurance Company Jefferson National Life Annuity Account K
Performance
Certain Federal Income Tax Consequences
Published Ratings
Adminstration
Annuity Provisions
Distribution
  Reduction or Elimination of the Contingent Deferred Sales Charge Financial Statements

------------------------------------------------------------------------------------------
                                 (cut along dotted line)

     If you would like a free copy of the Statement of Additional Information (Form #
     JNL-RWD2+2-SAI-K-0504) dated May 10, 2004 for this Prospectus, please complete this form, detach, and mail to:

                        Jefferson National Life Insurance Company
                                  Administrative Office
                                      P.O. Box 36840
                                Louisville, Kentucky 40233

     Please send me a free copy of the Statement of Additional Information for the Jefferson National Life Annuity Account K fixed and variable annuity at the following address:

     Name: ------------------------------------------------------------------------

     Mailing Address: ---------------------------------------------------------------

     -------------------------------------------------------------------------------
                                        Sincerely,

     -------------------------------------------------------------------------------
                                       (Signature)
------------------------------------------------------------------------------------------

                    Jefferson National Life Insurance Company
                                 P.O. Box 36840
                           Louisville, Kentucky 40233

-C- 2004 Jefferson National Life Insurance Company          JNL-RWD2+2-PROS-K-0504

                                     PART B
                       STATEMENT OF ADDITIONAL INFORMATION


Incorporated by reference to Pre-Effective Amendment Nos. 1 and 1 to the Registration Statement for Jefferson National Life Annuity Account K (File Nos. 333-112372 and 811-21500) filed electronically on Form N-4 on May 5, 2004 (Accession Number 0001047469-04-015997)

                                     PART C
                                OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

   (a)    Financial Statements

   The following financial statements are included in Part B of the Registration Statement:

   The financial statements of Jefferson National Life Insurance Company at December 31, 2003 and 2002, and for each of the two years in the period ended December 31, 2003 are incorporated by reference to Pre-Effective Amendment Nos. 1 and 1 to the Registration Statement for Jefferson National Life Annuity Account K (File Nos. 333-112372 and 811-21500) filed electronically on Form N-4 on May 5, 2004
   (Accession Number 0001047469-04-015997).

   Sales of the Advantage Reward 2Plus2 Individual Flexible Premium Deferred Annuity have not yet begun; therefore, there are no separate account financial statements available.

   (b)    Exhibits

          (1)               Resolution of Board of Directors of the Company authorizing the           (1)
                            establishment of the Separate Account.

          (2)               Not Applicable.

          (3)  (a)          Form of Principal Underwriter's Agreement of the Company on behalf        (10)
                            of the Separate Account and Inviva Securities Corporation.

               (b)          Form of Selling Agreement                                                 (10)

          (4)  (a)          Individual Flexible Premium Deferred Annuity Contract Fixed and           (1)
                            Variable Accounts.

               (b)          Guaranteed Minimum Death Benefit Rider.                                   (1)

               (c)          Guaranteed Minimum Income Benefit Rider.                                  (1)

               (d)          Waiver of Contingent Deferred Sales Charges for Unemployment Rider.       (10)

               (e)          Waiver of Contingent Deferred Sales Charges for Nursing Care              (10)
                            Confinement Rider.

               (f)          Waiver of Contingent Deferred Sales Charges for Terminal Illness          (10)
                            Rider.

               (g)          Earnings Protection Additional Death Benefit Rider.                       (10)

               (h)          Individual Retirement Annuity Endorsement.                                (10)

               (i)          Roth Individual Retirement Annuity Endorsement.                           (10)

               (j)          Section 403(b) Annuity Endorsement.                                       (10)

               (k)          Form of Guaranteed Minimum Death Benefit Option 2 Rider.                  (1)

               (l)          Form of Guaranteed Minimum Income Benefit Option 2 Rider.                 (1)

               (m)          Form of Guaranteed Minimum Withdrawal Benefit Rider.                      (1)

          (5)               Form of Application for Individual Annuity Contract. (JNL-6000)           (10)

          (6)  (a)          Amended and Restated Articles of Incorporation of Conseco Variable
                            Insurance Company.                                                        (10)

               (b)          Amended and Restated By-Laws of the Company.                              (10)

          (7)               Not Applicable.

          (8)  (a)          Form of Participation Agreement dated October 23, 2002 with Conseco       (10)
                            Series Trust and Conseco Equity Sales, Inc. and amendments thereto dated September 10, 2003 and February 1, 2001.

               (b)  (i)     Form of Participation Agreement by and among A I M Distributors,          (3)
                            Inc., Jefferson National Life Insurance Company, on behalf of itself and its separate accounts, and Inviva Securities Corporation dated
                            May 1, 2003.

                    (ii)    Form of Amendment dated April 6, 2004 to the Participation                (10)
                            Agreement by and among A I M Distributors, Inc., Jefferson National
                            Life Insurance Company, on behalf of itself and its separate accounts, and Inviva Securities Corporation dated May 1, 2003.

               (c)  (i)     Form of Participation Agreement among the Alger American Fund, Great      (4)
                            American Reserve Insurance Company and Fred Alger and Company, Inc.
                            dated March 31, 1995.

                    (ii)    Form of Amendment dated November 5, 1999 to the Participation             (5)
                            Agreement among the Alger American Fund, Great American Reserve
                            Insurance Company and Fred Alger and Company, Inc. dated March 31,
                            1995.

                    (iii)   Form of Amendment dated January 31, 2001 to the Participation             (5)

                            Agreement among the Alger American Fund, Great American Reserve
                            Insurance Company and Fred Alger and Company, Inc. dated March 31,
                            1995.

                    (iv)    Form of Amendments August 4, 2003 and March 22, 2004 to the               (10)
                            Participation Agreement among the Alger American Fund, Great American
                            Reserve Insurance Company and Fred Alger and Company, Inc. dated
                            March 31, 1995.

               (d)  (i)     Form of Participation Agreement between Great American Reserve            (4)
                            Insurance Company and American Century Investment Services as of 1997.

                    (ii)    Form of Amendment dated November 15, 1997 to the Participation            (5)
                            Agreement between Great American Reserve Insurance Company and
                            American Century Investment Services as of 1997.

                    (iii)   Form of Amendment dated December 31, 1997 to the Participation            (5)
                            Agreement between Great American Reserve Insurance Company and
                            American Century Investment Services as of 1997.

                    (iv)    Form of Amendment dated January 13, 2000 to the Participation             (5)
                            Agreement between Great American Reserve Insurance Company and
                            American Century Investment Services as of 1997.

                    (v)     Form of Amendment dated February 9, 2001 to the Participation             (5)
                            Agreement between Great American Reserve Insurance Company and
                            American Century Investment Services as of 1997.

                    (vi)    Form of Amendments dated July 31, 2003 and March 25, 2004 to the          (10)
                            Participation Agreement between Great American Reserve Insurance
                            Company and American Century Investment Services as of 1997.

               (e)  (i)     Form of Participation Agreement dated May 1, 1995 by and among Conseco    (5)
                            Variable Insurance Company, Dreyfus Variable Investment Fund, The
                            Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Life and
                            Annuity Index Fund, Inc. and Dreyfus Investment Portfolios.

                    (ii)    Form of Amendment dated March 21, 2002 to the Participation               (5)
                            Agreement dated May 1, 1995 by and among Conseco Variable Insurance
                            Company, Dreyfus Variable Investment Fund, The Dreyfus Socially
                            Responsible Growth Fund, Inc., Dreyfus Life and Annuity Index Fund,
                            Inc. and Dreyfus Investment Portfolios.

                    (iii)   Form of Amendment dated May 1, 2003 to the Participation Agreement        (10)
                            dated May 1, 1995 by and among Conseco Variable Insurance Company,
                            Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible
                            Growth Fund, Inc., Dreyfus Life and Annuity Index Fund, Inc. and
                            Dreyfus Investment Portfolios.

                    (iv)    Form of Amendment dated 2004 to the Participation Agreement dated         (10)
                            May 1, 1995 by and among Conseco Variable Insurance Company, Dreyfus
                            Variable Investment Fund, The Dreyfus Socially Responsible Growth
                            Fund, Inc., Dreyfus Life and Annuity Index Fund, Inc. and Dreyfus
                            Investment Portfolios.

               (f)  (i)     Form of Participation Agreement dated March 6, 1995 by and among Great    (4)
                            American Reserve Insurance Company and Insurance Management Series,
                            Federated Securities Corp.

                    (ii)    Form of Amendment dated 1999 to the Participation Agreement dated         (5)
                            March 6, 1995 by and among Conseco Variable Insurance Company,
                            Federated Insurance Series and Federated Securities Corp.

                    (iii)   Form of Amendment dated January 31, 2001 to the Participation Agreement   (5)
                            dated March 6, 1995 by and among Conseco Variable Insurance Company,
                            Federated Insurance Series and Federated Securities Corp.

                    (iv)    Form of Amendment dated 2004 to the Participation Agreement dated         (10)
                            March 6, 1995 by and among Conseco Variable Insurance Company,
                            Federated Insurance Series and Federated Securities Corp.

               (g)  (i)     Form of Participation Agreement by and among First American Insurance     (6)
                            Portfolios, Inc., First American Asset Management and Conseco Variable
                            Insurance Company dated 2001.

                    (ii)    Form of Amendment dated April 25, 2001 to the Participation Agreement     (5)
                            by and among First American Insurance Portfolios, Inc., First American
                            Asset Management and Conseco Variable Insurance Company dated 2001.

                    (iii)   Form of Amendment dated May 1, 2003 to the Participation Agreement by     (10)
                            and among First American Insurance Portfolios, Inc., First American
                            Asset Management and Conseco Variable Insurance Company dated 2001.

               (h)          Form of Participation Agreement among Janus Aspen Series and Jefferson    (10)
                            National Life Insurance Company dated May 1, 2003 and Form of Amendment dated July 2003 thereto.

               (i)  (i)     Form of Participation Agreement among Lazard Retirement Series, Inc.,     (10)
                            Lazard Asset Management, LLC, Inviva Securities Corporation and
                            Jefferson National Life Insurance Company dated May 1, 2003.

                    (ii)    Form of Amendment dated March 21, 2004 to the Participation Agreement     (10)
                            among Lazard Retirement Series, Inc., Lazard Asset Management, LLC,
                            Inviva Securities Corporation and Jefferson National Life Insurance
                            Company dated May 1, 2003.

               (j)  (i)     Form of Participation Agreement dated April 10, 1997 by and among Lord,   (4)
                            Abbett & Co. and Great American Reserve Insurance Company.

                    (ii)    Form of Amendment dated December 1, 2001 to the Participation Agreement   (7)
                            dated April 10, 1997 by and among Lord, Abbett & Co. and Great American
                            Reserve Insurance Company.

                    (iii)   Form of Amendment dated May 1, 2003 to the Participation Agreement        (10)
                            dated April 10, 1997 by and among Lord, Abbett & Co. and Great American
                            Reserve Insurance Company.

               (k)  (i)     Form of Participation Agreement dated April 30, 1997 by and among         (5)
                            Nueberger&Berman Advisers Management Trust, Advisers Managers Trust,
                            Nueberger&Berman Management Incorporated and Great American Reserve
                            Insurance Company.

                    (ii)    Form of Amendment dated May 1, 2000 to the Participation Agreement        (5)
                            dated April 30, 1997 by and among Nueberger Berman Advisers Management
                            Trust, Advisers Managers Trust, Nueberger Berman Management
                            Incorporated and Conseco Variable Insurance Company.

                    (iii)   Form of Amendment dated January 31, 2001 to the Participation Agreement   (5)
                            dated April 30, 1997 by and among Nueberger&Berman Advisers Management
                            Trust, Advisers Managers Trust, Nueberger&Berman Management
                            Incorporated and Conseco Variable Insurance Company.

                    (iv)    Form of Amendment dated May 1, 2004 to the Participation Agreement        (8)
                            dated April 30, 1997 by and among Nueberger Berman Advisers Management
                            Trust, Nueberger Berman Management Incorporated and Jefferson National
                            Life Insurance Company.

                    (v)     Form of Amendment dated April 4, 2004 to the Participation Agreement      (10)
                            dated April 30, 1997 by and among Nueberger Berman Advisers Management
                            Trust, Nueberger Berman Management Incorporated and Jefferson National
                            Life Insurance Company.

               (l)          Form of Participation Agreement dated May 1, 2003 by and among PIMCO      (10)
                            Variable Insurance Trust, PIMCO Funds Distributors LLC and Jefferson
                            National Life Insurance Company and amended dated April 13, 2004 thereto.

               (m)          Form of Participation Agreement dated May 1, 2003 among Pioneer           (10)
                            Variable Contract Trust, Jefferson National Life Insurance Company,
                            Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc.

               (n)          Form of Participation Agreement dated May 1, 2003 by and among Royce      (10)
                            Capital Fund, Royce & Associates, LLC and Jefferson National Life
                            Insurance Company and Inviva Securities Corporation and Form of
                            Amendment dated April 5, 2004 thereto.

               (o)  (i)     Form of Participation Agreement dated March 24, 2000 by and among         (9)
                            Conseco Variable Insurance Company, RYDEX Variable Trust and PADCO
                            Financial Services, Inc.

                    (ii)    Form of Amendment dated April 13, 2004 to the Form of Participation       (10)
                            Agreement dated March 24, 2000 by and among Conseco Variable Insurance
                            Company, RYDEX Variable Trust and PADCO Financial Services, Inc.

               (p)          Form of Participation Agreement dated April 2004 between Jefferson        (10)
                            National Life Insurance Company and Citigroup Global Markets Inc.

               (q)  (i)     Form of Participation Agreement dated May 1, 2000 by and among Seligman   (6)
                            Portfolios, Inc., Seligman Advisors, Inc. and Conseco Variable Insurance
                            Company.

                    (ii)    Form of Amendment dated January 31, 2001 to the Participation Agreement   (5)
                            dated May 1, 2000 by and among Seligman Portfolios, Inc., Seligman
                            Advisors, Inc. and Conseco Variable Insurance Company.

                    (iii)   Form of Amendment dated August 5, 2003 to the Participation Agreement     (10)
                            dated May 1, 2000 by and among Seligman Portfolios, Inc., Seligman
                            Advisors, Inc. and Conseco Variable Insurance Company.

                    (iv)    Form of Amendment dated 2004 to the Participation Agreement dated May 1,  (10)
                            2000 by and among Seligman Portfolios, Inc., Seligman Advisors, Inc.
                            and Conseco Variable Insurance Company.

               (r)  (i)     Form of Participation Agreement dated April 30, 1997 by and among         (5)
                            Great American Reserve Insurance Company, Strong Variable Insurance
                            Funds, Inc., Strong Special Fund II, Inc, Strong Capital Management,
                            Inc. and Strong Funds Distributors, Inc.

                    (ii)    Form of Amendment dated December 11, 1997 to Participation Agreement      (5)
                            dated April 30, 1997 by and among Great American Reserve Insurance
                            Company, Strong Variable Insurance Funds, Inc., Strong Opportunity
                            Funds II, Inc., Strong Capital Management, Inc. and Strong Funds
                            Distributors, Inc.

                    (iii)   Form of Amendment dated December 14. 1999 to Participation Agreement      (5)
                            dated April 30, 1997 by and among Conseco Variable Insurance Company,
                            Strong Variable Insurance Funds, Inc., Strong Opportunity Fund II,
                            Inc., Strong Capital Management, Inc. and Strong Investments, Inc.

                    (iv)    Form of Amendment dated March 1, 2001 to Participation Agreement dated    (5)
                            April 30, 1997 by and among Conseco Variable Insurance Company, Strong
                            Variable Insurance Funds, Inc., Strong Opportunity Fund II, Inc.,
                            Strong Capital Management, Inc. and Strong Investments, Inc.

                    (v)     Form of Amendments dated December 2, 2003 and April5, 2004 to             (10)
                            Participation Agreement dated April 30, 1997 by and among Conseco
                            Variable Insurance Company, Strong Variable Insurance Funds, Inc.,
                            Strong Opportunity Fund II, Inc., Strong Capital Management, Inc.
                            and Strong Investments, Inc.

               (s)  (i)     Form of Participation Agreement dated May 1, 2003 with by and among       (8)
                            Third Avenue Management LLC and Jefferson National Life Insurance
                            Company.

                    (ii)    Form of Amendment dated April 6, 2004 to the Participation Agreement      (10)
                            dated May 1, 2003 with by and among Third Avenue Management LLC and
                            Jefferson National Life Insurance Company.

               (t)  (i)     Form of Participation Agreement dated February 29, 2000 by and among      (5)
                            Conseco Variable Insurance Company, Van Eck Worldwide Insurance
                            Trust and Van Eck Associates Corporation.

                    (ii)    Form of Amendment dated January 31, 2001 to Participation Agreement       (5)
                            dated February 29, 2000 by and among Conseco Variable Insurance
                            Company, Van Eck Worldwide Insurance Trust and Van Eck Associates
                            Corporation.

                    (iii)   Form of Amendment dated January 31, 2001 to Participation Agreement       (5)
                            dated February 29, 2000 by and among Conseco Variable Insurance Company,
                            Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation.

                    (iv)    Form of Amendment dated May 1, 2003 to Participation Agreement dated      (8)
                            March 1, 1995 by and among Van Eck Worldwide Insurance Trust, Van Eck
                            Associates Corporation and Jefferson National Life Insurance Company.

               (u)  (i)     Form of Participation Agreement between Jefferson National Life           (10)
                            Insurance Company, Bisys Fund Services LP, Choice Investment Management
                            Variable Insurance funds dated May 1, 2003.

                    (ii)    Form of Amendment dated 2004 to the Participation Agreement between       (10)
                            Jefferson National Life Insurance Company, Bisys Fund Services LP,
                            Choice Investment Management Variable Insurance funds dated May 1, 2003.

          (9)               Opinion and Consent of Counsel.                                           (1)

          (10)              Opinion and Consent of Outside Auditors.                                  (1)

          (11)              Financial Statements omitted from Item 23 above.                         N/A

          (12)              Initial Capitalization Agreement.                                        N/A

          (13)              Powers of Attorney.                                                       (9)

(1) Incorporated by reference to Pre-Effective Amendment Nos. 1 and 1 to the Registration Statement for Jefferson National Life Annuity Account K (File Nos. 333-112372 and 811-21500) filed electronically on Form N-4 on May 5, 2004 (Accession Number 0001047469-04-015997).

(2) Incorporated herein by reference to Post-Effective Amendment Nos. 6 and 7 to the Registration Statement for Jefferson National Life Annuity Account I (File Nos. 333-53836 and 811-10213) filed electronically on Form N-4 on May 1, 2003 (Accession Number 0001047469-03-016215).
(3) Incorporated herein by reference to Pre-Effective Amendment Nos. 1 and 1 to the Registration Statement for Jefferson National Life Annuity Account F (File Nos. 333-40309 and 811-08483) filed electronically on Form N-4 on February 3, 1998 (Accession Number 0000928389-98-000014).
(4) Incorporated herein by reference to Post-Effective Amendment Nos. 13 and 13 to the Registration Statement for Jefferson National Life Annuity Account E (File Nos. 033-74092 and 811-08288) filed electronically on Form N-4 on June 24, 2002 (Accession Number 0000930413-02-002084).
(5) Incorporated herein by reference to Post-Effective Amendment Nos. 21 and 29 to the Registration Statement for Jefferson National Life Annuity Account C (File Nos. 033-02460 and 811-04819) filed electronically on Form N-4 on May 1, 2001 (Accession Number 000092839-01-500130).
(6) Incorporated herein by reference to Post-Effective Amendment Nos. 9 and 10 to the Registration Statement for Jefferson National Life Annuity Account G (File Nos. 333-00373 and 811-07501) filed electronically on Form N-4 on June 24, 2002 (Accession Number 0000930413-02-002085).
(7)

(8) Incorporated herein by reference to Post-Effective Amendment Nos. 24 and 35 to the Registration Statement for Jefferson National Life Annuity Account C (File Nos. 033-0246 and 811-04819) filed electronically on Form N-4 on May 1, 2003 (Accession Number 0001047469-03-016209).
(9) Incorporated herein by reference to the initial Registration Statement for Jefferson National Life Annuity Account K (File Nos. 333-112372 and 811-21500 filed electronically on Form N-4 on January 30, 2004 (Accession Number 0001047469-04-002699).
(10) Incorporated herein by reference to Post-Effective Amendment No. 7 and 8 for Jefferson National Life Annuity Account I (File Nos. 333-53836 and 811-10213) filed electronically on Form N-4 on April 30, 2004 (Accession Number 0000912057-04-000479).

ITEM 25.       DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The officers and directors of Jefferson National Life Insurance Company are listed below. Their principal business address is 435 Hudson Street, 2nd Floor, New York, NY 10014, unless otherwise noted.

     NAME                                             POSITIONS AND OFFICES WITH DEPOSITOR
     ----                              --------------------------------------------------------------------
     David A Smilow                    Director, Chairman of the Board and Chief Executive Officer
     Tracey Hecht Smilow               Director and Vice Chairman of the Board
     Shane W. Gleeson (1)              Director and President
     Timothy D. Rogers                 Chief Financial Officer
     Craig A. Hawley (1)               General Counsel and Secretary
     Todd P. Solash                    Director - Risk Management
     Mary C. Kaczmarek                 Director--Strategic Finances
     Christopher J. Tosney (1)         Director--Administration
     John G. Smith (1)                 Director--Information Technology
     William J. Findlay                Controller
     Martha E. Reesor (1)              Chief Underwriter
     Gary Thomas (1)                   Chief Actuary
     Eric J. Solash                    Treasurer
     Gregory B. Goulding               Chief Corporate Actuary
     Simon L. Walsh                    Director - Marketing
     Daniel P. Anderson                Director - Business Development
     Patrick D. Ferrer                 Director - National Sales
     Dean C. Kehler (2)                Director
     Thomas W. Leaton (3)              Director

     (1) The business address of this director is 9920 Corporate Campus Drive, Suite 1000, Louisville, KY 40223.
     (2) The business address of this director is 425 Lexington Avenue, New York 10017.
     (3) The business address of this director is 305 Roosevelt Ct NE, Vienna, VA 22180.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     The following information concerns those companies that may be deemed to be controlled by or under common control with Jefferson National Life Insurance Company, the Depositor.

-----------------------------
David Smilow and Tracey Hecht
Smilow and Family Members
-----------------------------
          |
          |  100%
-----------------------------             -----------------------------
Inviva, L.L.C. (CA)                       Inviva, Inc. Management and
                                          Employees
-----------------------------             -----------------------------
          |                                               |
          | 84%                                           | 16%
-----------------------------------------------------------------------
                        Inviva, Inc. (DE)
-----------------------------------------------------------------------
                                   |
                                   |
          -------------------------------------------------
          |                        |                      |
     100% |                        | 100%                 | 100%
---------------------    ---------------------    ---------------------
Lifco Holding            Inviva Securities        JNF Holding
Company, Inc. (DE)       Corporatiion (DE)        Company, Inc. (DE)
---------------------    ---------------------    ---------------------
          |                                               |
     100% |                                         100%  |
---------------------------------     ---------------------------------
The American Life Insurance           Jefferson National Life Insurance
Company of New York (NY)              Company (TX)
---------------------------------     ---------------------------------

Inviva, LLC a California limited liability company, controls approximately 84% of the voting interests in Inviva, Inc. David Smilow and Tracey Hecht Smilow, directly and/or indirectly, control Inviva, Inc., a Delaware corporation.

The American Life Insurance Company of New York, a New York insurance company, is a wholly-owned subsidiary of Lifco Holdings, Inc., a Delaware corporation, which in turn is a wholly owned subsidiary of Inviva, Inc.

Jefferson National Life Insurance Company, a Texas insurance company, is a wholly-owned subsidiary of JNF Holding Company, Inc., a Delaware corporation, which in turn is a wholly owned subsidiary of Inviva, Inc.

Inviva Securities Corporation, a Delaware corporation that acts as a distributor for certain contracts of The American Life Insurance Company of New York and Jefferson National Life Insurance Company, is a wholly-owned subsidiary of Inviva, Inc.

ITEM 27.       NUMBER OF CONTRACT OWNERS

     N/A

ITEM 28.       INDEMNIFICATION

     The Bylaws (Article VI) of the Company provide, in part, that: The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (collectively, "Agent") against expenses (including attorneys' fees), judgments, fines, penalties, court costs and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement (whether with or without court approval), conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Agent did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. If several claims, issues or matters are involved, an Agent may be entitled to indemnification as to some matters even though he is not entitled as to other matters. Any director or officer of the Corporation serving in any capacity of another corporation, of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation, shall be deemed to be doing so at the request of the Corporation.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.       PRINCIPAL UNDERWRITERS

(a) Inviva Securities Corporation is the principal underwriter for the following investment companies (other than the Registrant):


     Jefferson National Life Annuity Account C
     Jefferson National Life Annuity Account E
     Jefferson National Life Annuity Account F
     Jefferson National Life Annuity Account G
     Jefferson National Life Annuity Account H
     Jefferson National Life Annuity Account I
     Jefferson National Life Annuity Account J
     Jefferson National Life Separate Account L
     Jefferson National Life Annuity Account M
     Jefferson National Life Annuity Account N
     Jefferson National Life Annuity Account O
     Jefferson National Life Advisor Variable Annuity Account
     The American Separate Account 5


(b) Inviva Securities Corporation ("ISC") is the principal underwriter for the Contracts. The following persons are the officers and directors of ISC. The principal business address for each officer and director of ISC is 9920 Corporate Campus Drive, Suite 1000, Louisville, KY 40223, unless otherwise indicated.

            NAME                                               POSITIONS AND OFFICES
          ----------                                -----------------------------------------------
          Craig A. Hawley                           President, General Counsel and Secretary
          Shane W. Gleeson                          Director
          Robert B. Jefferson*                      Director*
          Edward J. O'Brien, IV                     Chief Financial Officer
          Margaret A. Cullem-Fiore                  Vice President and Compliance Officer

     * The principal business address for Robert Jefferson is ACE INA Holdings, Two Liberty Place, 1601 Chestnut Street, TL56C, Philadelphia, PA 19103.

(c)  ISC retains no compensation or commissions from the registrant.

                                                                COMPENSATION
                                                                     ON
                                          NET UNDERWRITING       REDEMPTION
               NAME OF PRINCIPAL           DISCOUNTS AND             OR             BROKERAGE
                  UNDERWRITER               COMMISSIONS         ANNUITIZATION      COMMISSIONS    COMPENSATION
          ---------------------------  ----------------------  ----------------  ---------------  ------------
          Inviva Securities                    None                 None              None            None
          Corporation

ITEM 30.       LOCATION OF ACCOUNTS AND RECORDS

     Each account, book, or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder is maintained by Jefferson National Life Insurance Company, 9920 Corporate Campus Drive, Suite 1000, Louisville, KY 40223.

ITEM 31.       MANAGEMENT SERVICES

     Not Applicable.

ITEM 32.       UNDERTAKINGS

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or
     (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.


ITEM 33.       REPRESENTATIONS


(A) Jefferson National Life Insurance Company (the "Company") hereby represents that the fees and charges deducted under the contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

(B) The Securities and Exchange Commission (the "SEC") issued to the American Council of Life Insurance an industry wide no-action letter dated November 28, 1988, stating that the SEC would not recommend any enforcement action if registered separate accounts funding tax-sheltered annuity contracts restrict distributions to plan participants in accordance with the requirements of Section 403(b)(11), provided certain conditions and requirements were met. Among these conditions and requirements, any registered separate account relying on the no-action position of the SEC must:

     (1) Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     (2) Include appropriate disclosure regarding the redemption restrictions imposed by Section 403 (b)(11) in any sales literature used in connection with the offer in the contract;

     (3) Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants; and

     (4) Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (i) the restrictions on redemption imposed by Section 403(b)(11), and (ii) the investment alternatives available under the employer's Section 403(b) arrangement, to which the participant may elect to transfer his contract value.

     The Registrant is relying on the no-action letter. Accordingly, the provisions of paragraphs (1) - (4) above have been complied with.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies it has caused this Pre-Effective Amendment Nos. 2 and 2 to the Registration Statement to be signed on its behalf, in the City of Louisville, and the Commonwealth of Kentucky, on this 19th day of May, 2004.

                               JEFFERSON NATIONAL LIFE ANNUITY ACCOUNT K
                               (Registrant)

                               JEFFERSON NATIONAL LIFE INSURANCE COMPANY
                               (Depositor)

                               By:  /s/ David A. Smilow
                                    ----------------------------------------
                                    Name:   David A. Smilow
                                    Title:  CHAIRMAN OF THE BOARD AND CHIEF
                                            EXECUTIVE OFFICER

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


            SIGNATURE                                   TITLE                                    DATE
            ---------                                   -----
/s/ David A. Smilow*                Chairman of the Board and Chief Executive Officer          5/19/04
----------------------------------                                                        -------------------
Name: David Smilow

/s/ Tracey Hecht Smilow*            Vice Chairman of the Board                                 5/19/04
----------------------------------                                                        -------------------
Name: Tracey Hecht Smilow

/s/ Shane W. Gleeson*               President                                                  5/19/04
----------------------------------                                                        -------------------
Name: Shane W. Gleeson

/s/ Timothy D. Rogers*              Chief Financial Officer                                    5/19/04
----------------------------------                                                        -------------------
Name: Timothy D. Rogers

/s/ William J. Findlay*             Controller                                                 5/19/04
----------------------------------                                                        -------------------
Name: William J. Findlay

/s/ Dean C. Kehler*                 Director                                                   5/19/04
----------------------------------                                                        -------------------
Name: Dean C. Kehler

/s/ Thomas W. Leaton*               Director                                                   5/19/04
----------------------------------                                                        -------------------
Name: Thomas Leaton

*/s/ Margaret A. Cullem-Fiore                                                                  5/19/04
----------------------------------                                                        -------------------
Name: Margaret A. Cullem-Fiore
Attorney-in-Fact